UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of March, 2020
Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒           Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

March 13, 2020	By:	/s/ Jeffrey Crystal
Jeffrey Crystal, Chief Financial Officer

Intertape Polymer Group Inc.
Consolidated Financial Statements
December 31, 2019, 2018 and 2017

Management’s Responsibility for Consolidated Financial Statements

The consolidated financial statements of Intertape Polymer Group Inc. (the “Company”) and other financial information are the responsibility of the Company’s management and have been examined and approved by its Board of Directors. These consolidated financial statements have been prepared by management in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and include some amounts that are based on management’s best estimates and judgments. The selection of accounting principles and methods is management’s responsibility.
Management is responsible for the design, establishment and maintenance of appropriate internal control and procedures over financial reporting, to ensure that financial statements for external purposes are fairly presented in conformity with IFRS. Pursuant to these internal controls and procedures, processes have been designed to ensure that the Company’s transactions are properly authorized, the Company’s assets are safeguarded against unauthorized or improper use, and the Company’s transactions are properly recorded and reported to permit the preparation of the Company’s consolidated financial statements in conformity with IFRS.
Management recognizes its responsibility for conducting the Company’s affairs in a manner to comply with the requirements of applicable laws and for maintaining proper standards of conduct in its activities.
The Audit Committee, all of whose members are independent directors, is involved in the review of the consolidated financial statements and other financial information.
The Audit Committee’s role is to examine the consolidated financial statements and annual report and once approved, recommend that the Board of Directors approve them, examine internal control over financial reporting and information protection systems and all other matters relating to the Company’s accounting and finances. In order to do so, the Audit Committee meets periodically with the external auditor to review its audit plan and discuss the results of its examinations. The Audit Committee is also responsible for recommending the nomination of the external auditor.
The Company’s external independent registered public accounting firm, Raymond Chabot Grant Thornton LLP, was appointed by the Shareholders at the Annual Meeting of Shareholders on June 6, 2019 to conduct the integrated audit of the Company’s consolidated financial statements, and the Company’s internal control over financial reporting. Its reports indicating the scope of its audits and its opinions on the consolidated financial statements and the Company’s internal control over financial reporting follow.
/s/ Gregory A.C. Yull
Gregory A.C. Yull
President and Chief Executive Officer
/s/ Jeffrey Crystal
Jeffrey Crystal
Chief Financial Officer
Sarasota, Florida and Montreal, Quebec
March 12, 2020

Management’s Report on Internal Control over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting as well as the preparation of consolidated financial statements for external reporting purposes in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.
Internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit the preparation of consolidated financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements and, even when determined to be effective, can provide only reasonable assurance with respect to consolidated financial statements preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.
Management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2019 based on the criteria established in the “2013 Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission.
Management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2019 based on those criteria.
The Company’s internal control over financial reporting as of December 31, 2019 has been audited by Raymond Chabot Grant Thornton LLP, the Company’s external independent registered public accounting firm, as stated in its report which follows.
/s/ Gregory A.C. Yull
Gregory A.C. Yull
President and Chief Executive Officer
/s/ Jeffrey Crystal
Jeffrey Crystal
Chief Financial Officer
Sarasota, Florida and Montreal, Quebec
March 12, 2020

Report of Independent Registered
Public Accounting Firm

To the Shareholders and Directors of
Intertape Polymer Group Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Intertape Polymer Group Inc. (the “Company”) as of December 31, 2019 and 2018, the related consolidated statements of earnings, comprehensive income, changes in equity and cash flows, for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2019 and 2018, and the results of its consolidated operations and its consolidated cash flows for each of the three years in the period ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in the 2013 Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 12, 2020 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
Adoption of New Accounting Standard
As discussed in Note 2 to the consolidated financial statements, the Company has changed its method of accounting for leases in 2019 due to the adoption of IFRS 16 - Leases.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current-period audit of the consolidated financial statements that was communicated or required to be communicated to the Company’s Audit Committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Evaluation of the recoverability of the carrying value of goodwill and indefinite-lived intangible assets
As described in Note 13 to the consolidated financial statements, the Company evaluates the recoverability of the carrying value of goodwill and indefinite-lived intangible assets annually or when events or changes in circumstances indicate a potential impairment has occurred.
The Company exercises significant judgment in determining the recoverability of the carrying values split by cash-generating units (CGUs), which the Company has identified as the tapes and films CGU, the engineered coated products CGU and the Fibope CGU. In assessing the recoverability, the Company compares the carrying value to the recoverable amount based on the value in use, which is based on discounted cash flows for each CGU, which includes significant management judgment, including projected cash flows, growth rate and discount rate. We identified evaluation of the recoverability of the carrying values of goodwill and indefinite-lived intangible assets as a critical audit matter.
The principal considerations for our determination that evaluation of the recoverability of the carrying values of goodwill and indefinite-lived intangible assets is a critical audit matter are the high level of auditor’s judgment and effort required in performing the audit procedures to evaluate management’s estimates and assumptions mentioned above, which include the use of professionals with specialized skills in valuation.

Our audit procedures related to the Company’s determination of their CGUs recoverable amounts included the following, among others:
–We tested the effectiveness of internal controls related to goodwill and indefinite lived intangible assets, including controls over the determination of value in use, such as management’s judgment in determining projected cash flows, growth rate and discount rate.

–We evaluated the reasonableness of the Company’s discounted cash flows by comparing projections to:

•Historical values;

•Industry data;

•Current communicated business plans and approved budget.

–We used valuation specialists in evaluating the reasonableness of the valuation model used by the Company, including the assumptions such as growth rates and discount rates.

–We tested the completeness and accuracy of the underlying data used in the Company’s valuation model.

–We performed a sensitivity analysis on significant management assumptions used in the valuation model.

We have served as the Company’s auditor since 1981.

Montreal, Canada
March 12, 2020
________________________________________________
1 CPA auditor, CA, public accountancy permit No. A121855

Report of Independent Registered
Public Accounting Firm on Internal
Control over Financial Reporting

To the Shareholders and Directors of
Intertape Polymer Group Inc.

Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of Intertape Polymer Group Inc. (the “Company”) as of December 31, 2019, based on criteria established in the 2013 Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in the 2013 Internal Control-Integrated Framework issued by COSO.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated financial statements of the Company as of December 31, 2019 and 2018 and for each of the three years in the period ended December 31, 2019 and our report dated March 12, 2020 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting ("Management's Report"). Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the US federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Montreal, Canada
March 12, 2020
________________________________________________
1 CPA auditor, CA, public accountancy permit No. A121855

Intertape Polymer Group Inc.
Consolidated Earnings
Years ended December 31, 2019, 2018 and 2017
(In thousands of US dollars, except per share amounts)

	2019	2018	2017
	$	$	$
Revenue (Note 21)	1,158,519	1,053,019	898,126
Cost of sales	911,644	834,136	696,719
Gross profit	246,875	218,883	201,407
Selling, general and administrative expenses	136,674	122,466	107,592
Research expenses	12,527	12,024	11,601
	149,201	134,490	119,193
Operating profit before manufacturing facility closures, restructuring and other related charges	97,674	84,393	82,214
Manufacturing facility closures, restructuring and other related charges (Note 4)	5,136	7,060	1,359
Operating profit	92,538	77,333	80,855
Finance costs (income) (Note 3)
Interest	31,690	17,072	7,246
Other expense (income), net	3,314	3,810	(3,398)
	35,004	20,882	3,848
Earnings before income tax expense	57,534	56,451	77,007
Income tax expense (benefit) (Note 5)
Current	17,195	934	6,635
Deferred	(885)	8,868	6,414
	16,310	9,802	13,049
Net earnings	41,224	46,649	63,958

Net earnings (loss) attributable to:
Company shareholders	41,216	46,753	64,224
Non-controlling interests	8	(104)	(266)
	41,224	46,649	63,958

Earnings per share attributable to Company shareholders (Note 6)
Basic	0.70	0.79	1.09
Diluted	0.70	0.79	1.08
The accompanying notes are an integral part of the consolidated financial statements and Note 3 presents additional information on consolidated earnings.

Intertape Polymer Group Inc.
Consolidated Comprehensive Income
Years ended December 31, 2019, 2018 and 2017
(In thousands of US dollars)

	2019	2018	2017
	$	$	$
Net earnings	41,224	46,649	63,958
Other comprehensive (loss) income
Change in fair value of interest rate swap agreements designated as cash flow hedges (1) (Note 24)	(3,057)	1,433	1,608
Reclassification adjustments for amounts recognized in earnings related to interest rate swap agreements (Note 24)	(503)	(531)	—
Deferred tax benefit due to enactment of US tax reform legislation (Note 5)	—	—	116
Change in cumulative translation adjustments	(7,798)	(153)	4,734
Net gain (loss) arising from hedge of a net investment in foreign operations (2) (Note 24)	10,235	(9,421)	—
Items that will be reclassified subsequently to net earnings	(1,123)	(8,672)	6,458
Remeasurement of defined benefit liability (3) (Note 20)	589	2,286	89
Deferred tax expense due to enactment of US tax reform legislation (Note 5)	—	—	(714)
Items that will not be reclassified subsequently to net earnings	589	2,286	(625)
Other comprehensive (loss) income	(534)	(6,386)	5,833
Comprehensive income for the year	40,690	40,263	69,791
Comprehensive income (loss) for the year attributable to:
Company shareholders	40,783	40,828	69,777
Non-controlling interests	(93)	(565)	14
	40,690	40,263	69,791

(1)	Presented net of deferred income tax (benefit) expense of ($359) in 2019, ($463) in 2018 and $750 in 2017.

(2)	Presented net of deferred income tax expense of $45 in 2019, nil in 2018 and 2017.

(3)	Presented net of deferred income tax expense of $173 in 2019, $730 in 2018, and $213 in 2017.
The accompanying notes are an integral part of the consolidated financial statements.

Intertape Polymer Group Inc.
Consolidated Changes in Equity
Year ended December 31, 2017
(In thousands of US dollars, except for number of common shares)

	Capital stock			Accumulated other comprehensive loss
	Number	Amount	Contributed surplus	Cumulative translation adjustment account	Reserve for cash flow hedges	Total	Deficit		Total equity attributable to Company shareholders	Non- controlling interest	Total equity
		$	$	$	$	$	$		$	$	$
Balance as of December 31, 2016	59,060,335	351,203	29,585	(19,511)	(136)	(19,647)	(124,605)		236,536	6,407	242,943
Transactions with owners
Exercise of stock options (Note 18)	226,875	1,362							1,362		1,362
Change in excess tax benefit on exercised share-based awards (Note 5)		597	(597)						—		—
Change in excess tax benefit on outstanding share-based awards (Note 5)			(3,135)						(3,135)		(3,135)
Share-based compensation (Note 18)			(7,828)				(4,183)	(6)	(12,011)		(12,011)
Share-based compensation expense credited to capital on options exercised (Note 18)		495	(495)						—		—
Repurchases of common shares (Note 18)	(487,300)	(2,898)					(4,553)		(7,451)		(7,451)
Dividends on common shares (Note 18)							(33,030)		(33,030)		(33,030)
	(260,425)	(444)	(12,055)				(41,766)		(54,265)		(54,265)
Net earnings (loss)							64,224		64,224	(266)	63,958
Other comprehensive income (loss)
Change in fair value of interest rate swap agreements designated as cash flow hedges (1) (Note 24)					1,608	1,608			1,608		1,608
Remeasurement of defined benefit liability (2) (Note 20)							89		89		89
Deferred tax benefit (expense) due to enactment of US tax reform legislation (Note 5)					116	116	(714)		(598)		(598)
Change in cumulative translation adjustments				4,454		4,454			4,454	280	4,734
				4,454	1,724	6,178	(625)		5,553	280	5,833
Comprehensive income for the year				4,454	1,724	6,178	63,599		69,777	14	69,791
Derecognition of non-controlling interest put options related to Powerband (3)							8,810		8,810		8,810
Recognition of the call option redemption liability related to Powerband (Note 24)							(12,725)		(12,725)		(12,725)
Non-controlling interest arising from investment in Capstone (4)										15	15
Capital transactions with non-controlling shareholders of Capstone (5)										153	153
Balance as of December 31, 2017	58,799,910	350,759	17,530	(15,057)	1,588	(13,469)	(106,687)		248,133	6,589	254,722

(1)	Presented net of deferred income tax expense of $750.

(2)	Presented net of deferred income tax expense of $213.

(3)
"Powerband" refers to the Company's subsidiary Powerband Industries Private Limited. On September 16, 2016 the Company acquired a 74% interest in Powerband. On November 16, 2018, the Company acquired the remaining 26% interest and as a result, owns all of the issued and outstanding common shares of Powerband after this transaction. Refer to Note 24 for additional information.

(4)
"Capstone" refers to the Company's purchase of 99.7% of the shares in Capstone Polyweave Private Limited on June 23, 2017. As of December 31, 2019, the Company held a 55% controlling ownership stake in Capstone. Refer to Note 19 for additional information.

(5)	On July 19, 2017, the non-controlling shareholders of Capstone acquired 99,000 additional shares of Capstone for a purchase price of approximately $153.

(6)	Presented net of income tax benefit of $1,620.
The accompanying notes are an integral part of the consolidated financial statements.

Intertape Polymer Group Inc.
Consolidated Changes in Equity
Year ended December 31, 2018
(In thousands of US dollars, except for number of common shares)

	Capital stock			Accumulated other comprehensive loss
	Number	Amount	Contributed surplus	Cumulative translation adjustment account	Reserve for cash flow hedges	Total	Deficit		Total equity attributable to Company shareholders	Non- controlling interests	Total equity
		$	$	$	$	$	$		$	$	$
Balance as of December 31, 2017	58,799,910	350,759	17,530	(15,057)	1,588	(13,469)	(106,687)		248,133	6,589	254,722
Transactions with owners
Exercise of stock options (Note 18)	67,500	618							618		618
Change in excess tax benefit on exercised share-based awards (Note 5)		7	(7)						—		—
Change in excess tax benefit on outstanding share-based awards (Note 5)			(737)						(737)		(737)
Share-based compensation (Note 18)			467				(472)	(4)	(5)		(5)
Share-based compensation expense credited to capital on options exercised (Note 18)		179	(179)						—		—
Repurchases of common shares (Note 18)	(217,100)	(1,296)					(1,263)		(2,559)		(2,559)
Dividends on common shares (Note 18)							(32,943)		(32,943)		(32,943)
	(149,600)	(492)	(456)				(34,678)		(35,626)		(35,626)
Net earnings (loss)							46,753		46,753	(104)	46,649
Other comprehensive income (loss)
Change in fair value of interest rate swap agreements designated as cash flow hedges (1) (Note 24)					1,433	1,433			1,433		1,433
Reclassification adjustments for amounts recognized in earnings related to interest rate swap agreements (Note 24)					(531)	(531)			(531)		(531)
Remeasurement of defined benefit liability (2) (Note 20)							2,286		2,286		2,286
Change in cumulative translation adjustments				308		308			308	(461)	(153)
Net loss arising from hedge of a net investment in foreign operations (Note 24)				(9,421)		(9,421)			(9,421)	—	(9,421)
				(9,113)	902	(8,211)	2,286		(5,925)	(461)	(6,386)
Comprehensive income (loss) for the year				(9,113)	902	(8,211)	49,039		40,828	(565)	40,263
Non-controlling interest arising from investment in Polyair (3) (Note 19)										421	421
Capital transactions with non-controlling shareholders of Capstone (Note 19)										11,102	11,102
Recognition of non-controlling interest put options arising from the Capstone Acquisition (Note 24)							(10,888)		(10,888)		(10,888)
Derecognition of call option redemption liability related to Powerband (Note 24)							1,434		1,434		1,434
Acquisition of the non-controlling interest of Powerband (Note 24)							5,966		5,966	(5,966)	—
Balance as of December 31, 2018	58,650,310	350,267	17,074	(24,170)	2,490	(21,680)	(95,814)		249,847	11,581	261,428

(1)	Presented net of deferred income tax benefit of $463.

(2)	Presented net of deferred income tax expense of $730.

(3)
As part of the acquisition of Polyair Inter Pack Inc. (“Polyair”), on August 3, 2018, the Company indirectly obtained a controlling 50.1% interest in the Polyair subsidiary GPCP Inc. Refer to Note 19 for additional information.

(4)	Presented net of income tax benefit of $126.
The accompanying notes are an integral part of the consolidated financial statements.

Intertape Polymer Group Inc.
Consolidated Changes in Equity
Year ended December 31, 2019
(In thousands of US dollars, except for number of common shares)

	Capital stock			Accumulated other comprehensive loss
	Number	Amount	Contributed surplus	Cumulative translation adjustment account	Reserve for cash flow hedges	Total	Deficit		Total equity attributable to Company shareholders	Non- controlling interests	Total equity
		$	$	$	$	$	$		$	$	$
Balance as of December 31, 2018	58,650,310	350,267	17,074	(24,170)	2,490	(21,680)	(95,814)		249,847	11,581	261,428
Transactions with owners
Exercise of stock options (Note 18)	359,375	3,278							3,278		3,278
Change in excess tax benefit on exercised share-based awards (Note 5)		38	(38)						—		—
Change in excess tax benefit on outstanding share-based awards (Note 5)			21						21		21
Share-based compensation (Note 18)			701				(56)	(4)	645		645
Share-based compensation expense credited to capital on options exercised (Note 18)		976	(976)						—		—
Dividends on common shares (Note 18)							(33,834)		(33,834)		(33,834)
	359,375	4,292	(292)				(33,890)		(29,890)		(29,890)
Net earnings							41,216		41,216	8	41,224
Other comprehensive income (loss)
Change in fair value of interest rate swap agreements designated as cash flow hedges (1) (Note 24)					(3,057)	(3,057)			(3,057)		(3,057)
Reclassification adjustments for amounts recognized in earnings related to interest rate swap agreements (Note 24)					(503)	(503)			(503)		(503)
Remeasurement of defined benefit liability (2) (Note 20)							589		589		589
Change in cumulative translation adjustments				(7,697)		(7,697)			(7,697)	(101)	(7,798)
Net gain arising from hedge of a net investment in foreign operations (3) (Note 24)				10,235		10,235			10,235	—	10,235
				2,538	(3,560)	(1,022)	589		(433)	(101)	(534)
Comprehensive income (loss) for the period				2,538	(3,560)	(1,022)	41,805		40,783	(93)	40,690
Balance as of December 31, 2019	59,009,685	354,559	16,782	(21,632)	(1,070)	(22,702)	(87,899)		260,740	11,488	272,228

(1)	Presented net of deferred income tax benefit of $359.

(2)	Presented net of deferred income tax expense of $173.

(3)	Presented net of deferred income tax expense of $45.

(4)	Presented net of income tax benefit of $3.
The accompanying notes are an integral part of the consolidated financial statements.

Intertape Polymer Group Inc.
Consolidated Cash Flows
Years ended December 31, 2019, 2018 and 2017
(In thousands of US dollars)

	2019	2018	2017
	$	$	$
OPERATING ACTIVITIES
Net earnings	41,224	46,649	63,958
Adjustments to net earnings
Depreciation and amortization	61,415	44,829	36,138
Income tax expense	16,310	9,802	13,049
Interest expense	31,690	17,072	7,246
Non-cash charges in connection with manufacturing facility closures, restructuring and other related charges	799	6,136	133
Impairment of inventories	2,877	716	801
Share-based compensation expense	501	1,914	3,291
Pension and other post-retirement expense related to defined benefit plans	2,073	2,695	2,730
(Gain) loss on foreign exchange	(790)	1,933	(2,578)
Other adjustments for non-cash items	4,823	928	(1,958)
Income taxes paid, net	(11,995)	(1,577)	(6,452)
Contributions to defined benefit plans	(1,261)	(13,802)	(4,143)
Cash flows from operating activities before changes in working capital items	147,666	117,295	112,215
Changes in working capital items
Trade receivables	(3,893)	(9,660)	(6,847)
Inventories	4,341	(30,388)	(9,969)
Other current assets	127	(6,523)	89
Accounts payable and accrued liabilities and share-based compensation liabilities, current	(11,571)	19,215	(1,493)
Provisions	(1,658)	859	(1,863)
	(12,654)	(26,497)	(20,083)
Cash flows from operating activities	135,012	90,798	92,132
INVESTING ACTIVITIES
Acquisition of subsidiaries, net of cash acquired	—	(165,763)	(67,027)
Purchases of property, plant and equipment	(48,165)	(75,781)	(85,312)
Purchase of intangible assets	(2,259)	(1,558)	(1,914)
Other investing activities	1,508	(173)	1,338
Cash flows from investing activities	(48,916)	(243,275)	(152,915)
FINANCING ACTIVITIES
Proceeds from borrowings	190,673	991,917	257,021
Repayment of borrowings and lease liabilities	(225,902)	(762,622)	(162,107)
Payments of debt issue costs	(70)	(7,862)	(683)
Interest paid	(32,934)	(10,901)	(7,360)
Proceeds from exercise of stock options	3,278	618	1,362
Repurchases of common shares	(329)	(2,160)	(7,451)
Dividends paid	(33,992)	(32,776)	(33,199)
Acquisition of non-controlling interest in Powerband through settlement of call option	—	(9,869)	—
Cash outflow from capital transactions with non-controlling interest in Capstone	—	(2,630)	—
Other financing activities	411	452	154
Cash flows from financing activities	(98,865)	164,167	47,737
Net (decrease) increase in cash	(12,769)	11,690	(13,046)
Effect of foreign exchange differences on cash	1,165	(2,132)	1,183
Cash, beginning of year	18,651	9,093	20,956
Cash, end of year	7,047	18,651	9,093

The accompanying notes are an integral part of the consolidated financial statements.

Intertape Polymer Group Inc.
Consolidated Balance Sheets
As of
(In thousands of US dollars)

	December 31, 2019	December 31, 2018
	$	$
ASSETS
Current assets
Cash	7,047	18,651
Trade receivables (Note 24)	133,176	129,285
Inventories (Note 7)	184,937	190,675
Other current assets (Note 8)	22,287	24,395
	347,447	363,006
Property, plant and equipment (Note 9)	415,311	377,076
Goodwill (Note 11)	107,677	107,714
Intangible assets (Note 12)	115,049	122,389
Deferred tax assets (Note 5)	29,738	25,069
Other assets (Note 10)	10,518	9,586
Total assets	1,025,740	1,004,840

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	145,051	154,838
Share-based compensation liabilities, current (Note 18)	4,948	5,066
Provisions, current (Note 16)	1,766	2,262
Borrowings and lease liabilities, current (Notes 14 and 15)	26,319	14,389
	178,084	176,555
Borrowings and lease liabilities, non-current (Notes 14 and 15)	482,491	485,596
Pension, post-retirement and other long-term employee benefits (Note 20)	17,018	14,898
Share-based compensation liabilities, non-current (Note 18)	4,247	4,125
Non-controlling interest put options (Note 24)	13,634	10,499
Deferred tax liabilities (Note 5)	46,669	42,321
Provisions, non-current (Note 16)	3,069	4,194
Other liabilities (Note 17)	8,300	5,224
Total liabilities	753,512	743,412
EQUITY
Capital stock (Note 18)	354,559	350,267
Contributed surplus (Note 18)	16,782	17,074
Deficit	(87,899)	(95,814)
Accumulated other comprehensive loss	(22,702)	(21,680)
Total equity attributable to Company shareholders	260,740	249,847
Non-controlling interests	11,488	11,581
Total equity	272,228	261,428
Total liabilities and equity	1,025,740	1,004,840

The accompanying notes are an integral part of the consolidated financial statements.

Intertape Polymer Group Inc.
Notes to Consolidated Financial Statements
December 31, 2019
(In US dollars, tabular amounts in thousands, except shares, per share data and as otherwise noted)
1 - GENERAL BUSINESS DESCRIPTION
Intertape Polymer Group Inc. (the “Parent Company”), incorporated under the Canada Business Corporations Act, has its principal administrative offices in Montreal, Québec, Canada and in Sarasota, Florida, USA. The address of the Parent Company’s registered office is 800 Place Victoria, Suite 3700, Montreal, Québec H4Z 1E9, c/o Fasken Martineau DuMoulin LLP. The Parent Company’s common shares are listed on the Toronto Stock Exchange (“TSX”) in Canada. Details of the Parent Company and its subsidiaries (together referred to as the “Company”) are set out in Note 2.
The Company develops, manufactures and sells a variety of paper-and-film based pressure sensitive and water-activated tapes, polyethylene and specialized polyolefin films, protective packaging, engineered coated products and packaging machinery for industrial and retail use.
Intertape Polymer Group Inc. is the Company’s ultimate parent.
2 - ACCOUNTING POLICIES
Basis of Presentation and Statement of Compliance
The consolidated financial statements present the Company’s consolidated balance sheets as of December 31, 2019 and 2018, as well as its consolidated earnings, comprehensive income, cash flows, and changes in equity for each of the years in the three-year period ended December 31, 2019. These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and are expressed in United States (“US”) dollars and are rounded to the nearest thousands, except for per share amounts.
The consolidated financial statements were authorized for issuance by the Company’s Board of Directors on March 12, 2020.
New Standards adopted as of January 1, 2019
IFRS 16 - Leases ("IFRS 16"), which replaced International Accounting Standards ("IAS") 17 - Leases ("IAS 17") along with three Interpretations (IFRIC 4 ‘Determining whether an Arrangement contains a Lease’ ("IFRIC 4"), SIC 15 ‘Operating Leases-Incentives’ and SIC 27 ‘Evaluating the Substance of Transactions Involving the Legal Form of a Lease’), introduced a comprehensive model for the identification of lease arrangements and accounting treatments for both lessors and lessees, as well as new disclosure requirements. IFRS 16 became effective for annual reporting periods beginning on or after January 1, 2019. The new standard has been applied using the modified retrospective approach and as a result, prior periods have not been restated. The Company has made use of the practical expedient available on transition to IFRS 16 not to reassess whether a contract is or contains a lease and the definition of a lease in accordance with IAS 17 and IFRIC 4 will continue to apply to those leases entered or modified before January 1, 2019 ("the date of initial application"). For those leases previously classified as finance leases, the right-of-use asset and lease liability are measured at the date of initial application at the same amounts as under IAS 17 immediately before the date of initial application. The Company has applied recognition exemptions across its complete portfolio of leased assets for short-term leases and leases of low value items. Furthermore, the Company has used certain relevant practical expedients available under the modified retrospective approach. Specifically, these include (i) applying a single discount rate to a portfolio of leases with reasonably similar characteristics, (ii) relying on the assessment of whether leases are onerous applying IAS 37 Provisions, Contingent Liabilities and Contingent Assets immediately before the date of initial application as an alternative to performing an impairment review, (iii) excluding leases for which the lease term ends within twelve months of the date of initial application, (iv) excluding initial direct costs from the measurement of the right-of-use asset at the date of initial application, and (v) using hindsight, such as in determining the lease term if the contract contains options to extend or terminate the lease. The Company has also elected to measure the right-of-use assets at an amount equal to the lease liability adjusted for any prepaid or accrued lease payments that existed at the date of initial application.

The adoption of this new guidance resulted in changes to the balance sheet as of January 1, 2019. The following is a reconciliation of financial statement line items from IAS 17 to IFRS 16 as of January 1, 2019:

Lease details	Financial statement line item	Carrying amount as of December 31, 2018 (1)	Reclassification	Additions upon transition to IFRS 16	Carrying amount as of January 1, 2019
		$	$	$	$
Right-of-use assets	Property, plant and equipment	20,060	(430)	31,484	51,114
Lease liabilities, current	Borrowings and lease liabilities, current	(1,441)	—	(4,611)	(6,052)
Lease liabilities, non-current	Borrowings and lease liabilities, non-current	(4,271)	—	(26,873)	(31,144)
Deferred rent, current	Accounts payable and other accrued liabilities	(83)	83	—	—
Deferred rent, non-current	Other liabilities	(347)	347	—	—
Total		13,918	—	—	13,918

(1)Represents finance lease liabilities, deferred rent and related assets under IAS 17.

On transition to IFRS 16 the weighted average incremental borrowing rate applied to lease liabilities recognized was 6.6%. This rate was based on market rates as of January 1, 2019 for a BB- rated industrial company issuing debt for maturities ranging from three months to ten years.

The following is a reconciliation of total operating lease commitments as of December 31, 2018 to the lease liabilities recognized as of January 1, 2019:

Lease amounts
$
Total operating lease commitments as of December 31, 2018	35,544
Recognition exemptions:
Leases of low value assets	(226)
Leases with remaining lease term of less than 12 months	(2,093)
Other minor adjustments relating to commitment disclosures	(670)
Operating lease liabilities before discounting	32,555
Discounted using incremental borrowing rate	(5,754)
Reasonably certain extension options	4,683
Operating lease liabilities recognized under IFRS 16 as of January 1, 2019	31,484
Finance lease liabilities	5,712
Total lease liabilities recognized under IFRS 16 as of January 1, 2019	37,196

Other pronouncements and amendments
In the current year, the Company has applied a number of other amendments to IFRS and Interpretations issued by the IASB that are effective for annual periods beginning on or after January 1, 2019. Their adoption has not had any material impact on the disclosures or on the amounts reported in these financial statements.

New Standards and Interpretations Issued but Not Yet Effective

As of the date of authorization of the Company's financial statements, certain new standards, amendments and interpretations, and improvements to existing standards have been published by the IASB but are not yet effective and have not been adopted early by the Company. Management anticipates that all of the relevant pronouncements will be adopted in the first reporting period following the date of application. Information on new standards, amendments and interpretations, and improvements to existing standards, which could potentially impact the Company’s financial statements, are detailed as follows:

On March 29, 2018, the IASB issued its revised Conceptual Framework for Financial Reporting ("Conceptual Framework"). This replaces the previous version of the Conceptual Framework issued in 2010. The revised Conceptual Framework is effective on January 1, 2020. The revised Conceptual Framework does not constitute a substantial revision from the previously effective guidance but does provide additional guidance on topics not previously covered such as presentation and disclosure, revised definitions of an asset and a liability, as well as new guidance on measurement and derecognition. The adoption of the revised Conceptual Framework is not expected to have a material impact on the consolidated financial statements.

On September 26, 2019, the IASB published Interest Rate Benchmark Reform (Amendments to IFRS 9, IAS 39 and IFRS 7) in response to the ongoing reform of interest rate benchmarks around the world. The objective of the amendments is to modify specific hedge accounting requirements so that entities would apply those hedge accounting requirements assuming that the interest rate benchmark on which the hedged cash flows and cash flows of the hedging instrument are based is not altered as a result of interest rate benchmark reform. The amendments are effective on January 1, 2020. Management has completed its analysis of the guidance and does not expect it to materially impact the Company’s consolidated financial statements.

Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Company’s financial statements.
Basis of Measurement
The consolidated financial statements have been prepared on the historical cost basis, except for certain financial instruments that are measured at revalued amounts or fair values at the end of each reporting period and the Company’s pension plans, post-retirement plans and other long-term employee benefit plans, as explained in the accounting policies below.  Historical cost is generally based on the fair value of the consideration given in exchange for goods and services.
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Company takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date. Fair value for measurement and/or disclosure purposes in these consolidated financial statements is determined on such a basis, except for share-based payment transactions that are within the scope of IFRS 2 - Share-based Payment, leasing transactions that are within the scope of IFRS 16, and measurements that have some similarities to fair value but are not fair value, such as net realizable value in IAS 2 - Inventories or value in use in IAS 36 - Impairment of Assets.

The principal accounting policies adopted are set out below.
Basis of Consolidation
The consolidated financial statements include the accounts of the Parent Company and entities controlled by the Company (its subsidiaries). Control is achieved when (i) the Company has power over the investee, (ii) is exposed, or has rights, to variable returns from its involvement with the investee; and (iii) has the ability to use its power to affect its returns. The Company reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.
Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary. Specifically, subsidiaries acquired or disposed of during the year are reflected in the Company's earnings from the date the Company gains control until the date when the Company ceases to control the subsidiary. Changes in the Company's interests in subsidiaries that do not result in a loss of control are accounted for as equity transactions. The carrying amount of the Company's interests and the non‑controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries.

Earnings and each component of other comprehensive income are attributed to the owners of the Company and to the non‑controlling interests. Total comprehensive income of the subsidiaries is attributed to the owners of the Company and to the non‑controlling interests based on their respective ownership interests, even if this results in the non‑controlling interests having a deficit balance.
Non-controlling interests in subsidiaries is presented in the consolidated balance sheets as a separate component of equity that is distinct from shareholders' equity.
All intercompany assets and liabilities, equity, income, expenses and cash flows relating to transactions between subsidiaries of the Company are eliminated on consolidation, including unrealized gains and losses on transactions between the consolidated entities.
Powerband and Capstone have a fiscal year-end of March 31 due to Indian legislation. However, for consolidation purposes, the financial information for Powerband and Capstone is presented as of the same date as the Parent Company. All other subsidiaries have a reporting date identical to that of the Parent Company. Amounts reported in the financial statements of subsidiaries have been adjusted where necessary to ensure consistency with the accounting policies adopted by the Parent Company.
Details of the Parent Company’s subsidiaries are as follows:

Name of Subsidiary	Principal Activity	Country of Incorporation and Residence	Proportion of Ownership Interest and Voting Power Held as of:
			December 31, 2019	December 31, 2018
Better Packages, Inc.	Manufacturing	United States	100%	100%
BP Acquisition Corporation (1)	Holding	United States	—%	100%
Cantech Industries, Inc. (1)	Manufacturing	United States	—%	100%
Capstone Polyweave Private Limited	Manufacturing	India	55%	55%
FIBOPE Portuguesa-Filmes Biorientados, S.A.	Manufacturing	Portugal	100%	100%
GPCP, Inc.	Manufacturing	United States	50.1%	50.1%
Intertape Polymer Corp.	Manufacturing	United States	100%	100%
Intertape Polymer Europe GmbH	Distribution	Germany	100%	100%
Intertape Polymer Inc.	Manufacturing	Canada	100%	100%
Intertape Polymer Japan GK	Distribution	Japan	100%	100%
Intertape Polymer Woven USA Inc.	Manufacturing	United States	100%	100%
Intertape Woven Products Services, S.A. de C.V.	Non-operating	Mexico	100%	100%
Intertape Woven Products, S.A. de C.V.	Non-operating	Mexico	100%	100%
IPG (US) Holdings Inc.	Holding	United States	100%	100%
IPG (US) Inc.	Holding	United States	100%	100%
IPG Luxembourg Finance S.à.r.l. (2)	Financing	Luxembourg	—%	100%
IPG Mauritius Holding Company Ltd	Holding	Mauritius	100%	100%
IPG Mauritius II Ltd	Holding	Mauritius	100%	100%
IPG Mauritius Ltd	Holding	Mauritius	100%	100%
Polyair Canada Limited	Manufacturing	Canada	100%	100%
Polyair Corporation	Manufacturing	United States	100%	100%
Powerband Industries Private Limited	Manufacturing	India	100%	100%
Spuntech Fabrics Inc.	Holding	Canada	100%	100%

(1) Liquidated and dissolved as of December 31, 2019.
(2) Liquidated and dissolved as of August 28, 2019.

Business Acquisitions
The Company applies the acquisition method of accounting for business acquisitions. The consideration transferred by the Company to obtain control of a subsidiary is calculated as the sum of the acquisition-date fair values of assets transferred, liabilities incurred, and the equity interests issued by the Company. Acquisition costs are expensed as incurred.
Assets acquired and liabilities assumed are generally measured at their acquisition-date fair values. If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Company reports provisional amounts for the items for which the accounting is incomplete. Those provisional amounts are adjusted during the measurement period (which cannot exceed one year from the acquisition date), or additional assets or liabilities are recognized, to reflect new information obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected the amounts recognized as of that date.
Refer to Note 19 for more information regarding business acquisitions.
Non-controlling Interests
Non-controlling interests represent the equity in subsidiaries that are not attributable, directly or indirectly, to the Parent Company. A non-controlling interest is initially recognized as the proportionate share of the identifiable net assets of the subsidiary on the date of its acquisition and is subsequently adjusted for the non-controlling interest’s share in changes of the acquired subsidiary’s earnings and capital, as well as changes in foreign currency exchange rates where applicable.
Foreign Currency Translation
Functional and presentation currency
The consolidated financial statements are presented in US dollars, which is the Company’s presentation currency. Items included in the financial statements of each of the consolidated entities are measured using the currency of the primary economic environment in which such entity operates (the “functional currency”). The significant functional currencies of the different consolidated entities include the US dollar, Canadian dollar ("CDN"), Indian rupee ("INR") and Euro. The Parent Company's functional currency is CDN, which is different than the Company's presentation currency. The Company elected to present its consolidated financial statements in US dollars as it is the predominate currency of the consolidated entities and as a result most of the Company's cash flows are in US dollars.
Foreign currency transactions and balances

Transactions denominated in currencies other than the functional currency of a consolidated entity are translated into the functional currency of that entity using the exchange rates prevailing at the date of each transaction.

At each reporting date, monetary assets and liabilities that are denominated in foreign currencies are retranslated at the rates prevailing at that date. Non-monetary items carried at fair value that are denominated in foreign currencies are translated at the rates prevailing at the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.
Foreign exchange gains or losses arising on settlement or translation of monetary items are recognized in earnings in finance costs - other expense (income), net in the period in which they arise, except when deferred in other consolidated comprehensive income (loss) ("OCI") as a qualifying hedge (refer to Note 24). Tax charges and credits attributable to exchange differences on qualifying hedges are also recognized in OCI.
Foreign operations
In the Company's consolidated financial statements, all assets, liabilities and transactions of entities with a functional currency other than the US dollar are translated to US dollars upon consolidation. The functional currencies of entities within the Company have remained unchanged during the reporting period.
On consolidation, assets and liabilities have been translated to US dollars using the closing exchange rate in effect at the balance sheet date, and revenues and expenses are translated at each month-end’s average exchange rate. The resulting translation adjustments are recognized in the cumulative translation adjustment account within accumulated OCI in equity.

When a foreign operation is partially disposed of or sold, exchange differences that were recorded in equity are recognized in earnings as part of the gain or loss on sale.
Goodwill arising on the acquisition of a foreign entity is treated as an asset of the foreign entity and translated at the closing rate. Exchange differences arising are charged or credited to OCI and recognized in the cumulative translation adjustment account within accumulated OCI in equity.
Segment Reporting
The Company operates in various geographic locations and develops, manufactures and sells a variety of products to a diverse customer base. Most of the Company’s products are made from similar processes. A vast majority of the Company’s products, while brought to market through various distribution channels, generally have similar economic characteristics. The Company’s decisions about resources to be allocated are predominantly determined as a whole based on the Company’s operational, management and reporting structure. The chief operating decision maker primarily assesses the Company’s performance as a single reporting segment.
Revenue Recognition
The Company recognizes revenues from the sale of goods classified within five product categories: Tape, Film, Engineered Coated Products, Protective Packaging and Other. Refer to Note 21 for additional information on revenue by product category and geographical location.
The vast majority of the Company's customer arrangements contain a single performance obligation to transfer manufactured goods. Revenue is recognized when control of goods has transferred to customers. Control is considered transferred in accordance with the terms of sale, generally when goods are shipped to external customers as that is generally when legal title, physical possession and risks and rewards of goods/services transfers to the customer. The normal credit term is 30 days upon delivery.
Revenue is recognized at the transaction price which the Company expects to be entitled. In determining the transaction price, the Company considers the effects of variable consideration. The main sources of variable consideration for the Company are customer rebates and cash discounts. These incentives are recorded as a reduction to revenue at the time of the initial sale using the most-likely amount estimation method. The most-likely amount method is based on the single most likely outcome from a range of possible consideration outcomes. The range of possible consideration outcomes are primarily derived from the following inputs: sales terms, historical experience, trend analysis, and projected market conditions in the various markets served. Because the Company serves numerous markets, the sales incentive programs offered vary across businesses, but the most common incentive relates to amounts paid or credited to customers for achieving defined volume levels or growth objectives. There are no material instances where variable consideration is constrained and not recorded at the initial time of sale.
Certain contracts provide a customer with a right to return goods if certain conditions are met. Product returns are recorded as a reduction to revenue based on anticipated sales returns that occur in the normal course of business. At this time, the Company believes it is highly unlikely that a significant reversal in the cumulative revenue recognized will occur given the consistent level of claims over previous years. Sales, use, value-added, and other excise taxes are not recognized in revenue.
Borrowing Costs
Borrowing costs directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use are added to the cost of those assets during the period of time that is necessary to complete and prepare the asset for its intended use. All other borrowing costs are recognized in earnings within interest in finance costs in the period in which they are incurred. Borrowing costs consist of interest and other costs incurred in connection with the borrowing of funds.
Research Expenses
Research expenses are expensed as they are incurred, net of any related investment tax credits, unless the criteria for capitalization of development expenses are met.

Government Grants

Grants from governments are recognized at their fair value when there is a reasonable assurance that the grant will be received and / or earned, and any specified conditions will be met.

Grants received in relation to the purchase and construction of plant and equipment are included in non-current liabilities as deferred income in other liabilities and are recognized in earnings on a straight-line basis over the estimated useful life of the related asset.
Share-Based Compensation Expense
Stock options
Stock option expense is based on the grant date fair value of the awards expected to vest over the vesting period. Forfeitures are estimated at the time of the grant and are included in the measurement of the expense and are subsequently adjusted to reflect actual events. For awards with graded vesting, the fair value of each tranche is recognized on a straight-line basis over its vesting period.
Any consideration paid by participants on exercise of stock options is credited to capital stock together with any related share-based compensation expense originally recorded in contributed surplus. If the amount of the tax deduction (or estimated future tax deduction) exceeds the amount of the related cumulative remuneration expense for stock options, this indicates that the tax deduction relates not only to remuneration expense but also to an equity item. In this situation, the Company recognizes the excess of the associated current or deferred tax to contributed surplus prior to an award being exercised, and any such amounts are transferred to capital stock upon exercise of the award.
Stock appreciation rights
The stock appreciation rights ("SARs") expense is determined based on the fair value of the liability at the end of the reporting period. The expense is recognized over the vesting period. At the end of each reporting period, the Company re-assesses its estimates of the number of awards that are expected to vest and recognizes the impact of the revisions in the consolidated earnings statement. The total amount of expense recognized over the life of the awards will equal the amount of the cash outflow, if any, as a result of exercises. At the end of each reporting period, the lifetime amount of expense recognized will equal the current period value of the SARs using the Black-Scholes pricing model, multiplied by the percentage vested. As a result, the amount of expense recognized can vary due to changes in the model variables from period to period until the SARs are exercised, expire, or are otherwise cancelled.
Deferred share units
On February 17, 2017, the Board of Directors approved an amendment to the deferred share unit ("DSU") plan to provide for only cash settlement of DSU awards. As a result of the amendment, the Company remeasured the fair value of the DSU awards on the amendment date and continues to do so prospectively at each reporting date and at settlement. There was no incremental fair value granted as a result of those modifications. The fair value of DSUs is based on the volume weighted average trading price ("VWAP") of the Company’s common shares on the TSX for the five consecutive trading days immediately preceding the end of each reporting period. As a result, the amount of expense recognized can vary due to changes in the stock price from period to period until the DSUs are settled, expire, or are otherwise cancelled. The corresponding liability is recorded on the Company’s consolidated balance sheet under the caption share-based compensation liabilities, current, as the Company does not have an unconditional right to defer settlement of the liabilities for at least twelve months after the reporting period end date. DSUs received as a result of a grant are expensed immediately. DSUs received in lieu of cash for directors’ fees are expensed as earned over the service period.
Prior to the amendment, DSUs were to be settled in common shares of the Company and the expense was based on the grant date fair value of the awards with a corresponding adjustment through contributed surplus.

Performance share units
On February 17, 2017, the Board of Directors approved an amendment to the performance share unit ("PSU") plan to provide for only cash settlement of PSU awards. As a result of the amendment, the Company remeasured the fair value of the PSU awards on the amendment date and continues to do so prospectively at each reporting date and at settlement. There was no incremental fair value granted as a result of these modifications.
Prior to the amendment, PSUs were to be settled in common shares of the Company. The expense was based on the grant date fair value of the awards expected to vest over the vesting period with a corresponding adjustment through contributed surplus. Forfeitures were estimated at the time of the grant and included in the measurement of the expense and are subsequently adjusted to reflect actual events.
PSUs granted prior to December 31, 2017 are subject to a market performance condition as well as a time-based vesting condition. Accordingly, the fair value of PSUs granted prior to December 31, 2017 is based on the Monte Carlo valuation model at each reporting period end date. PSUs granted subsequent to December 31, 2017 are subject to a market (50 percent) and non-market performance condition (50 percent) as well as a time-based vesting condition. Accordingly, the fair value of PSUs granted subsequent to December 31, 2017 is based 50 percent on the Monte Carlo valuation model at each reporting date and 50 percent on the Company's VWAP of common shares on the TSX for the five consecutive trading days immediately preceding the reporting period end multiplied by the number of PSUs expected to vest based on estimated achievement of non-market performance criteria at the reporting period end. Expense is recognized over the vesting period. As a result, the amount of expense recognized can vary due to changes in the model variables, stock price and estimated achievement of non-market performance criteria, from period to period, until the PSUs are settled, expire or are otherwise cancelled. The corresponding liability is recorded on the Company’s consolidated balance sheet under the caption share-based compensation liabilities, current for amounts expected to settle in the next twelve months and share-based compensation liabilities, non-current for amounts expected to settle in more than twelve months. The cash payment at settlement is calculated based on the number of settled PSUs held by the participant, multiplied by the VWAP of the Company’s common shares on the TSX for the five consecutive trading days immediately preceding the day of settlement.
Restricted share units
The restricted share unit ("RSU") expense is determined based on the fair value of the liability at the end of the reporting period. The fair value of RSUs is based on the VWAP of the Company’s common shares on the TSX for the five consecutive trading days immediately preceding the end of each reporting period. The RSUs are expensed over the vesting period. The corresponding liability is recorded on the Company’s consolidated balance sheet under the caption share-based compensation liabilities, current for amounts expected to settle in the next twelve months and share-based compensation liabilities, non-current for amounts expected to settle in more than twelve months. The cash payment at settlement is calculated based on the number of settled RSUs held by the participant, multiplied by the VWAP of the Company’s common shares on the TSX for the five consecutive trading days immediately preceding the day of settlement.
Refer to Note 18 for more information regarding share-based payments.

Income Taxes

Current and deferred taxes are recognized in the consolidated statement of earnings, except when they relate to items that are recognized in other comprehensive income or directly in equity, in which case, the current and deferred tax are also recognized in other comprehensive income or directly in equity respectively. Where current tax or deferred tax arises from the initial accounting for a business combination, the tax effect is included in the accounting for the business combination.
Current tax
Current tax is based on the results for the period as adjusted for items that are not taxable or deductible. Current tax is calculated using tax rates and laws enacted or substantially enacted at the reporting date in the countries in which the Company operates and generates taxable income.
Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulations are subject to interpretation. A provision is recognized for those matters for which the tax determination is uncertain, but it is considered probable that there will be a future outflow of funds to a tax authority. The provisions are measured at the best estimate of the amount expected to become payable. The assessment is based on the judgment of tax professionals within the Company supported by previous experience in respect of such activities and in certain cases based on specialist independent tax advice. As of

December 31, 2019 and 2018, the Company does not have any matters for which the tax determination is uncertain and as such, no provision has been recognized.
Deferred tax

Deferred tax is the tax expected to be payable or recoverable on temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit and is accounted for using the liability method. A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences to the extent that it is probable that future taxable income will be available against which they can be utilized. This is assessed based on the Company’s forecast of future operating results, adjusted for significant non-taxable income and expenses and specific limits on the use of any unused tax loss or credit.
Deferred tax is calculated using tax rates and laws enacted or substantially enacted at the reporting date in the countries where the Company operates, and which are expected to apply when the related deferred income tax asset is realized, or the deferred tax liability is settled.
The carrying amounts of deferred tax assets are reviewed at each reporting period and reduced to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are reassessed at each reporting period and are recognized to the extent that it has become probable that future taxable income will allow the deferred tax asset to be recovered.
Deferred tax assets and deferred tax liabilities are offset only if a legally enforceable right exists to set off the recognized amounts and the deferred taxes relate to the same taxable entity and the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.
Earnings Per Share
As discussed above in Share-Based Compensation Expense, the DSU and PSU plans were amended on February 17, 2017 to provide for only cash settlement of awards. Prior to the amendment, PSU and DSUs were to be settled in common shares of the Company.
The impact on the calculation of earnings per share is as follows:
Prior to February 17, 2017
Basic earnings per share was calculated by dividing the net earnings attributable to Company shareholders by the weighted average number of common shares outstanding during the period, including the effect of stock options exercised, common shares repurchased under the normal course issuer bid (“NCIB”) and DSUs outstanding.
Diluted earnings per share was calculated by dividing the net earnings attributable to Company shareholders by the weighted average number of common shares outstanding during the period, including the effect of stock options exercised, common shares repurchased under the NCIB and DSUs outstanding and for the effects of all dilutive potential outstanding stock options and contingently issuable shares.
Dilutive potential outstanding stock options included the total number of additional common shares that would have been issued by the Company assuming stock options with exercise prices below the average market price for the year were exercised and reduced by the number of shares that the Company could have repurchased if it had used the assumed proceeds from the exercise of stock options to repurchase them on the open market at the average share price for the period.
DSUs were not considered contingently issuable shares since the shares were issuable solely after the passage of time. As such, DSUs were treated as outstanding and included in the calculation of weighted average basic common shares.
PSUs were considered contingently issuable shares since the shares were issuable only after certain service and market-based performance conditions were satisfied. PSUs were treated as outstanding and included in the calculation of weighted average basic common shares only after the date when these conditions were satisfied at the end of the vesting period. PSUs were treated as outstanding and included in the calculation of weighted average diluted common shares, to the extent they are dilutive, when the applicable performance conditions had been satisfied as of the reporting period end date.

Subsequent to February 17, 2017
Basic earnings per share is calculated by dividing the net earnings attributable to Company shareholders by the weighted average number of common shares outstanding during the period, including the effect of stock options exercised and common shares repurchased under the NCIB.
Diluted earnings per share is calculated by dividing the net earnings attributable to Company shareholders by the weighted average number of common shares outstanding during the period, including the effect of stock options exercised and common shares repurchased under the NCIB and for the effects of all dilutive potential outstanding stock options.
Dilutive potential outstanding stock options includes the total number of additional common shares that would have been issued by the Company assuming stock options with exercise prices below the average market price for the year were exercised and reduced by the number of shares that the Company could have repurchased if it had used the assumed proceeds from the exercise of stock options to repurchase them on the open market at the average share price for the period.
Refer to Note 6 for more information regarding earnings per share.
Financial Instruments
A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity. Financial assets and liabilities are recognized when the Company becomes party to the contractual provisions of the financial instrument.
Financial assets are derecognized when the contractual rights to the cash flows from the financial asset expire, or when the financial asset and all substantial risks and rewards are transferred. A financial liability is derecognized when it is extinguished, discharged, cancelled or when it expires.

Classification and initial measurement of financial assets

The Company’s financial assets consist of cash, trade receivables, supplier rebates and other receivables, and interest rate swap agreements.

Financial assets, other than those designated and effective as hedging instruments, are classified at initial recognition as either:

•	measured at amortized cost,

•	fair value through earnings, or

•	fair value through OCI.

The classification of financial assets at initial recognition depends on the financial asset's contractual cash flow characteristics and the Company's business model for managing them.

In the case of financial assets not at fair value through earnings, and with the exception of trade receivables that do not contain a significant financing component, the Company initially measures a financial asset at its fair value adjusted for transaction costs.

In the case of financial assets at fair value through earnings, transaction costs directly attributable to the acquisition of financial assets or financial liabilities are recognized immediately in earnings.

Trade receivables that do not contain a significant financing component or for which the Company has applied the practical expedient are measured at the transaction price determined under IFRS 15 - Revenue from Contracts with Customers. Refer to the accounting polices discussed above in Revenue Recognition.

Subsequent measurement

In subsequent periods, the measurement of financial instruments depends on their classification. The classification is determined by both the Company’s business model for managing the financial asset and the contractual cash flow characteristics of the financial asset.

Financial assets are measured at amortized cost if the assets meet the following conditions (and are not designated as fair value through earnings):

•	the financial asset is held within a business model whose objective is to hold the financial assets and collect its contractual cash flows

•	the contractual terms of the financial assets give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding.

After initial recognition, these are measured at amortized cost using the effective interest method. Discounting is omitted where the effect of discounting is immaterial. The Company's cash, trade receivables, supplier rebates and other receivables fall into this category of financial instruments. The expense relating to the allowance for expected credit loss is recognized in earnings in selling, general and administrative expense ("SG&A").

In the periods presented the Company does not have any financial assets categorized as fair value through OCI.

Financial assets that are held within a different business model other than ‘hold to collect’ or ‘hold to collect and sell’ are categorized at fair value through earnings. Further, irrespective of business model, financial assets with cash flows that are not solely payments of principal and interest are classified and measured at fair value through earnings. Assets in this category are measured at fair value with gains or losses recognized in earnings. The fair values of financial assets in this category are determined by reference to active market transactions or using a valuation technique where no active market exists. All derivative financial instruments fall into this category, except for those designated and effective as hedging instruments, for which the hedge accounting requirements apply (see below).
Impairment of financial assets
The Company recognizes a loss allowance for expected credit losses arising from financial assets. The amount of expected credit losses is updated at each reporting date to reflect changes in credit risk since initial recognition of the respective financial instrument.
The Company applies a simplified approach for calculating expected credit losses for trade and other receivables. The Company recognizes a loss allowance based on lifetime expected credit losses at each reporting date. These are the expected shortfalls in contractual cash flows, considering the potential for default at any point during the life of the financial instrument. In calculating, the Company uses its historical experience, external indicators and forward-looking information to calculate the expected credit losses using a provision matrix. Refer to Note 24 for a detailed analysis of how the impairment requirements of IFRS 9 - Financial Instruments ("IFRS 9") are applied.
Classification and measurement of financial liabilities
The Company’s financial liabilities include accounts payable and accrued liabilities (excluding employee benefits), borrowings (excluding finance lease liabilities under IAS 17 and lease liabilities under IFRS 16), non-controlling interest put options , interest rate swap agreements and amounts due to the former shareholders of Polyair (refer to Note 19).
Financial liabilities are initially measured at fair value, and, where applicable, adjusted for transaction costs unless the Company designated a financial liability at fair value through earnings. Subsequently, financial liabilities are measured at amortized cost using the effective interest method, except for derivatives and financial liabilities designated at fair value through earnings. The Company's accounts payable and accrued liabilities (excluding employee benefits), borrowings (excluding finance lease liabilities under IAS 17 and lease liabilities under IFRS 16) and amounts payable to the former shareholders of Polyair (refer to Note 19) fall into this category of financial instruments.
Derivatives (other than those that are designated and effective as hedging instruments) and financial liabilities designated at fair value through earnings are carried subsequently at fair value with gains or losses recognized in earnings. The Company's non-controlling interest put options fall into this category of financial instruments. Changes in the fair value of the non-controlling interest put options are recognized in earnings in finance costs. Refer to Note 24 for more information regarding the fair value measurement and classification of put options relating to the Capstone non-controlling interest.

All interest related charges for financial liabilities measured at amortized cost are recognized in earnings in finance costs. Discounting is omitted where the effect of discounting is immaterial.
Derivative instruments and hedging

Derivatives are recognized initially at fair value at the date a derivative contract is entered into and are subsequently remeasured to their fair value at each reporting date. The resulting gain or loss is recognized in earnings immediately unless the derivative is designated and effective as a hedging instrument, in which event, the timing of the recognition in earnings depends on the nature of the hedge relationship.

Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.
Derivatives are not offset in the financial statements unless the Company has both a legally enforceable right and intention to offset.

A derivative is presented as a non-current asset or a non-current liability if the remaining maturity of the instrument is more than twelve months and it is not due to be realized or settled within twelve months. Other derivatives are presented as current assets or current liabilities.

The Company applies hedge accounting to arrangements that qualify and are designated for hedge accounting treatment.
For the purpose of hedge accounting, hedges are classified as:

•	fair value hedges when hedging the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment;

•
cash flow hedges when hedging the exposure to variability in cash flows that is either attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction or the foreign currency risk in an unrecognized firm commitment; or

•	hedges of a net investment in foreign operations.
When the requirements for hedge accounting are met at inception, the Company may designate a certain financial instrument as a hedging instrument in a hedge relationship. Upon designation, the Company documents the relationships between the hedging instrument and the hedged item, including the risk management objectives and strategy in undertaking the hedge transaction, and the methods that will be used to assess the effectiveness of the hedging relationship.
At inception of a hedge relationship and at each subsequent reporting date, the Company evaluates if the hedging relationship qualifies for hedge accounting under IFRS 9, which requires the following conditions to be met:

•	there is an economic relationship between the hedged item and the hedging instrument;

•	the effect of credit risk does not dominate the value changes that result from that economic relationship; and

•
the hedge ratio of the hedging relationship is the same as that resulting from the quantity of the hedged item that the entity actually hedges and the quantity of the hedging instrument that the entity actually uses to hedge that quantity of hedged item.

Cash flow hedges

The Company has certain interest rate swap agreements designated as cash flow hedges. These arrangements have been entered into to mitigate the risk of change in cash flows due to the fluctuations in interest rates applicable on the Company's floating rate borrowings. Such derivative financial instruments used for hedge accounting are recognized initially at fair value on the date on which the derivative contract is entered into and are subsequently reported at fair value in the consolidated balance sheets.

To the extent that the hedge is effective, changes in the fair value of the derivatives designated as hedging instruments in cash flow hedges are recognized in OCI and are included within the reserve for cash flow hedges in equity. Any ineffectiveness in the hedge relationship is recognized immediately in earnings.

Hedge accounting is discontinued prospectively when a derivative instrument ceases to satisfy the conditions for hedge accounting or is sold or liquidated. If the hedging relationship ceases to meet the effectiveness conditions, hedge accounting is discontinued, and the related gain or loss is held in the equity reserve until reclassified to the consolidated statement of earnings in the same period or periods during which the hedged future cash flows affect earnings. If the hedged item ceases to exist before the end of the original hedge term, the unrealized hedge gain or loss in OCI is reclassified immediately in the consolidated statement of earnings.

Interest rate swap agreements that economically hedge the risk of changes in cash flows due to the fluctuations in interest rates applicable on the Company's variable rate borrowings, but for which hedge accounting is not applied, are measured at fair value through earnings.
Refer to Note 24 for more information regarding interest rate swap agreements.
Hedge of a net investment in foreign operations
Hedges of a net investment in foreign operations, including a hedge of a monetary item that is accounted for as part of the net investment, are accounted for similar to cash flow hedges. Gains or losses on the hedging instrument relating to the effective portion of the hedge are recognized in OCI and any gains or losses relating to the ineffective portion are recognized in the statement of earnings. On disposal of a foreign operation, the cumulative value of any such gains or losses recorded in equity is reclassified immediately in earnings.
The Company uses some of its borrowings as a hedge of its exposure to foreign exchange risk on its investments in foreign operations.
Refer to Note 24 for more information regarding net investment hedging.
Cash

Cash comprises cash at banks and on hand.
Inventories
Inventories consists of raw materials, works in process, finished goods and parts and supplies.
Raw materials, work in process and finished goods are measured at the lower of cost or net realizable value.
Cost is assigned by using the first in, first out cost formula, and includes all costs of purchases, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. Trade discounts, rebates and other similar items are deducted in determining the costs of purchases. The cost of work in process and finished goods includes the cost of raw materials, direct labor and a systematic allocation of fixed and variable production overhead incurred in converting materials into finished goods. The allocation of fixed production overheads to the cost of conversion is based on the normal capacity of the manufacturing facilities.
Net realizable value of raw materials, works in process, finished goods is the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated selling expenses.
Parts and supplies are measured at the lower of cost or net realizable value. Net realizable value of parts and supplies is the estimated replacement cost.

Property, Plant and Equipment
Property, plant and equipment are stated at cost less accumulated depreciation, accumulated impairment losses and the applicable investment tax credits earned. The cost of an item of property, plant and equipment comprises its purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and, where applicable, borrowing costs and the initial estimate of the costs of dismantling and removing the item and restoring the leased site on which it is located.
Depreciation is recognized using the straight-line method over the estimated useful lives of like assets as outlined below or, if lower, over the terms of the related leases:

Years
Land	Indefinite
Buildings and related major components	3 to 60
Manufacturing equipment and related major components	4 to 30
Computer equipment and software	3 to 15
Furniture, office equipment and other	3 to 10
Assets related to restoration provisions	Expected remaining term of the lease

Right-of-use assets are depreciated over the shorter period of the lease term and the useful life of the underlying asset. If a lease transfers ownership of the underlying asset or the cost of the right-of-use asset reflects that the Company expects to exercise a purchase option, the related right-of-use asset is depreciated over the useful life of the underlying asset.
The depreciation methods, useful lives and residual values related to property, plant and equipment are reviewed at each reporting date, or more frequently when there is an indication that they have changed and adjusted if necessary.
When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment, and are depreciated over their respective useful lives. Depreciation of an asset begins when it is available for use in the location and condition necessary for it to be capable of operating in the manner intended by management. Manufacturing equipment under construction is not depreciated. Depreciation of an asset ceases at the earlier of the date on which the asset is classified as held for sale or is included in a disposal group that is classified as held for sale, and the date on which the asset is derecognized.
The cost of replacing a part of an item of property, plant and equipment is recognized in the carrying amount of the asset if it is probable that the future economic benefits embodied within the part will flow to the Company, and its cost can be measured reliably. At the same time, the carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing of property, plant and equipment, and repairs and maintenance are recognized in earnings as incurred.

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Gains or losses arising on the disposal of property, plant and equipment are determined as the difference between the net disposal proceeds and the carrying amount of the assets and are recognized in earnings in the category consistent with the function of the property, plant and equipment.
Depreciation expense is recognized in earnings in the expense category consistent with the function of the property, plant and equipment.
Goodwill
Goodwill represents the excess of the purchase price over the fair value of the identifiable net assets acquired in business acquisitions. Goodwill is carried at cost less accumulated impairment losses.

Intangible Assets

Intangible assets acquired separately
When intangible assets are purchased with a group of assets, the cost of the group of assets is allocated to the individual identifiable assets and liabilities on the basis of their relative fair values at the date of purchase. When intangible assets are purchased separately, the cost comprises its purchase price and any directly attributable cost of preparing the asset for its intended use. Intangible assets with finite lives are carried at cost less accumulated amortization and accumulated impairment losses. Intangible assets with indefinite lives that are acquired separately are carried at cost less accumulated impairment losses.

Internally generated intangible assets
For capitalized internally developed software, directly attributable costs include employee costs incurred on solution development and implementation along with an appropriate portion of borrowing costs. Where no internally generated intangible asset can be recognized, development expenditure is recognized in the earnings in the period in which it is incurred. Subsequent to initial recognition, internally generated intangible assets are reported at cost less accumulated amortization and accumulated impairment losses, on the same basis as intangible assets that are acquired separately.

Intangible assets acquired in a business combination

Intangible assets acquired in a business combination and recognized separately from goodwill are recognized initially at their fair value at the acquisition date (which is regarded as their cost). Subsequent to initial recognition, intangible assets acquired in a business combination are reported at cost less accumulated amortization and accumulated impairment losses, on the same basis as intangible assets that are acquired separately.
Intangible assets with finite lives are carried at cost less accumulated amortization and accumulated impairment losses. Amortization is recognized using the straight-line method over their estimated useful lives as follows:

Years
Distribution rights and customer contracts	6 to 15
Customer lists, license agreements and software	2 to 20
Patents and trademarks being amortized	2 to 13
Non-compete agreements	3 to 10
The amortization methods, useful lives and residual values related to intangible assets are reviewed at each reporting date, or more frequently when there is an indication that they have changed and adjusted if necessary. Amortization begins when the asset is available for use, i.e. when it is in the location and condition necessary for it to be capable of operating in the manner intended by management. Amortization expense is recognized in earnings in the expense category consistent with the function of the intangible asset.
The Company has trademarks and trade names which are identifiable intangible assets for which the expected useful life is indefinite. The trademarks and trade names represent the value of brand names acquired in business acquisitions which management expects will provide benefit to the Company for an indefinite period.
When an intangible asset is disposed, the gain or loss on disposal is determined as the difference between the proceeds and the carrying amount of the asset and is recognized in earnings in the expense category consistent with the function of the intangible asset.
Impairment Testing of Long-Lived Assets

At each reporting date, the Company reviews the carrying amounts of its intangible assets, goodwill and property, plant and equipment to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, or when annual impairment testing is required for intangible assets, such as applications software not yet available for use and the trademark and trade names with indefinite useful lives, the recoverable amount of the asset is estimated to determine the extent of the impairment loss (if any).

For impairment assessment purposes, assets are grouped at the lowest levels for which there are largely independent cash inflows (cash-generating units or "CGU"). As a result, some assets are tested individually for impairment and some are tested at CGU level. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of other assets or groups of assets. Where the asset does not generate cash flows that are independent from other assets, the Company estimates the recoverable amount of the CGU to which the asset belongs. Goodwill is allocated to those CGUs that are expected to benefit from synergies of related business acquisitions and represent the lowest level within the group at which management monitors goodwill.
The recoverable amount is the higher of its value in use and its fair value less costs of disposal. To determine the value in use, management estimates the expected future cash flows from each CGU and determines a suitable discount rate in order to calculate the present value of those cash flows. Fair value less costs to sell is the price that would be received to sell an asset or CGU in an orderly transaction between market participants, less the cost of disposal. The Company determines the recoverable amount and compares it with the carrying amount. If the carrying amount exceeds the recoverable amount, an impairment loss is recognized for the difference. Impairment losses are recognized in earnings in the expense category consistent with the function of the corresponding property, plant and equipment or intangible asset. Impairment losses recognized in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the CGU and then to reduce the carrying amounts of the other assets of the unit or group of units pro rata based on the carrying amount of each asset in the unit or group of units.
With the exception of goodwill, an assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. In this case, the Company will estimate the recoverable amount of that asset, and if appropriate, record a partial or an entire reversal of the impairment. The increased carrying amount of an asset attributable to a reversal of an impairment loss would not exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years. An impairment loss recognized for goodwill cannot be reversed in a subsequent period.
Goodwill is subject to impairment testing at least once a year, or more frequently if events or changes in circumstances indicate the carrying amount may be impaired. Goodwill is considered to be impaired when the carrying amount of the CGU or group of CGUs to which the goodwill has been allocated exceeds its fair value. An impairment loss, if any, would be recognized in the statement of earnings.
Provisions
Provisions represent liabilities to the Company for which the amount or timing is uncertain. Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that the Company will be required to settle that obligation and a reliable estimate can be made of the amount of the obligation.
The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. Provisions are measured at the present value of the expected consideration to settle the obligation which, when the effect of the time value of money is material, is determined using a discount rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision during the period to reflect the passage of time is recognized in earnings as a finance cost.
A provision is recorded in connection with environmental expenditures relating to existing conditions caused by past operations that do not contribute to current or future cash flows. Provisions for liabilities related to anticipated remediation costs are recorded on a discounted basis, if the effects of discounting are material, when they are probable and reasonably estimable, and when a present obligation exists as a result of a past event. Environmental expenditures for capital projects that contribute to current or future operations generally are capitalized and depreciated over their estimated useful lives.
A provision is recorded in connection with the estimated future costs to restore leased property to their original condition, as required by the terms and conditions of the lease, and are recognized when the obligation is incurred, either at the commencement date of the lease or as a consequence of having used the underlying asset during a particular period of the lease, at the Company's best estimate of the expenditure that would be required to restore the asset. The liability and a corresponding asset are recorded on the Company’s consolidated balance sheet under the captions provisions, and property, plant and equipment (buildings), respectively. The provision is reviewed at the end of each reporting period to reflect the passage of time, changes in the discount rate and changes in the estimated future restoration costs. The Company amortizes the amount capitalized to property, plant and equipment on a straight-line basis over the expected lease term and recognizes a financial cost in connection with the discounted liability over the same period. Changes in the liability are added to, or deducted from, the cost of the related asset in the current period. These changes to the capitalized cost result in an adjustment to depreciation and interest.

A provision is recorded in connection with termination benefits at the earlier of the date on which the Company can no longer withdraw the offer of those benefits and the date on which the Company recognizes costs related to restructuring activities. In the case of an offer made to encourage voluntary redundancy, the termination benefits are measured based on the number of employees expected to accept the offer. If benefits are not expected to be settled wholly within 12 months of the end of the reporting period, they are presented on a discounted basis, if the effects of discounting are material.
The Company is engaged from time-to-time in various legal proceedings and claims that have arisen in the ordinary course of business. The Company records liabilities for legal proceedings in those instances where it can reasonably estimate the amount of the loss and where liability is probable.
Pension, Post-Retirement and Other Long-term Employee Benefits
The Company has defined contribution plans, defined benefit pension plans, other post-retirement benefit plans, and other long-term employee benefit plans for certain of its employees in Canada and the US.
Defined contribution plans
A defined contribution plan is a post-retirement benefit plan under which the Company pays fixed contributions into a separate entity and to which it will have no legal or constructive obligation to pay future amounts. The Company contributes to several state plans, multi-employer plans and insurance funds for individual employees that are considered defined contribution plans. Contributions to defined contribution pension plans are recognized as an employee benefit expense in consolidated earnings in the periods during which services are rendered by employees.
Defined benefit plans
A defined benefit plan is a post-retirement benefit plan other than a defined contribution plan. For defined benefit pension plans, other post-retirement benefit plans and other long-term employee benefit plans, the benefits expense and the related obligations are actuarially determined on an annual basis by independent qualified actuaries using the projected unit credit method when the effects of discounting are material.
The asset or liability related to a defined benefit plan recognized in the consolidated balance sheet is the present value of the defined benefit obligation at the end of the reporting period, less the fair value of plan assets, together with adjustments for the asset ceiling and minimum funding liabilities. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows. Discount rates are determined close to each year-end by reference to market yields of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid and have terms to maturity approximating the terms of the related pension benefit obligation.
Current service cost is recognized as an employee benefit expense in consolidated earnings in the periods during which services are rendered by employees and is calculated using a separate discount rate to reflect the longer duration of future benefit payments associated with the additional year of service to be earned by the plan's active participants.Net interest expense is calculated by applying the discount rate to the net balance of the defined benefit obligation and the fair value of plan assets. Net interest expense is recognized as an employee benefit expense in consolidated earnings. Past service costs are recognized as an expense in consolidated earnings immediately following the introduction of, or changes to, a pension plan. Gains and losses on settlement of a defined benefit plan are recognized in consolidated earnings when the settlement occurs. Remeasurements, comprising actuarial gains and losses, the effect of the asset ceiling, the effect of minimum funding requirements and the return on plan assets (excluding amounts included in net interest expense) are recognized immediately in OCI, net of income taxes, and in deficit.
For funded plans, surpluses are recognized only to the extent that the surplus is considered recoverable. Recoverability is primarily based on the extent to which the Company can unilaterally reduce future contributions to the plan. Any reduction in the recognized asset is recognized in OCI, net of income taxes, and in deficit.
An additional liability is recognized based on the minimum funding requirement of a plan when the Company does not have an unconditional right to the plan surplus. The liability and any subsequent remeasurement of that liability is recognized in OCI, net of income taxes, and in deficit.

Other
A liability is recognized for benefits to employees in respect of wages and salaries, annual leave and sick leave that are expected to be settled wholly within twelve months after the end of the period in which the employees render the related service are recognized in respect of employees’ services up to the end of the reporting period and are measured at the amounts expected to be paid when the liabilities are settled. The liabilities are presented as accounts payable and accrued liabilities in the balance sheet.
Leases

As described in the section entitled New Standards adopted as of January 1, 2019, the Company has applied IFRS 16 using the modified retrospective approach and therefore comparative information has not been restated. This means comparative information is still reported under IAS 17 and IFRIC 4.

Accounting policy applicable from January 1, 2019

The Company assesses whether a contract is or contains a lease, at inception of the contract. Contracts that meet the definition of a lease are recognized on the balance sheet as a right-of-use asset and a corresponding lease liability, unless they are determined to be low value (such as small office equipment) or short-term leases (defined as leases with a lease term of 11 months or less). Lease payments related to low value and short-term leases are recognized in earnings on a straight-line basis over the lease term. The classification of a short-term lease is re-assessed if the terms of the lease are changed.

At the lease commencement date, the lease liability is measured as the present value of the lease payments unpaid at that date, including non-lease components, discounted using the interest rate implicit in the lease if that rate is readily available or the Company’s incremental borrowing rate determined by reference to current market rates for a similarly rated industrial company issuing debt for maturities approximating the term of the lease. Lease payments are apportioned between the finance cost and the liability. The finance charge is recognized in earnings in finance costs and is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Lease payments included in the measurement of the lease liability are made up of fixed payments (including in substance fixed payments), variable payments based on an index or rate, amounts expected to be payable under a residual value guarantee and payments arising from options reasonably certain to be exercised.

At the lease commencement date, the right-of-use asset is measured at cost, which is made up of the initial measurement of the lease liability, any initial direct costs incurred, an estimate of any costs to dismantle and remove the asset at the end of the lease, and any lease payments made in advance of the lease commencement date (net of any incentives received). Right-of-use assets are depreciated on a straight-line basis from the lease commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. Lease term includes extension and early termination options when it is reasonably certain that the Company will exercise the option.

The lease liability is remeasured to reflect any reassessment or modification, and the corresponding adjustment is reflected in the right-of-use asset, or earnings if the right-of-use asset is already fully depreciated.

In the consolidated balance sheets, the right-of-use assets have been included under the caption property, plant and equipment and lease liabilities are presented under the caption borrowings and lease liabilities, current for amounts expected to settle in the next twelve months and borrowings and lease liabilities, non-current for amounts expected to settle in more than twelve months.

Variable lease payments that are not recognized as a lease liability include usage charges on manufacturing equipment, inventory handling charges at warehouses and common area maintenance on office buildings and manufacturing facilities. Variable lease payments are expensed in the period they are incurred.

Accounting policy applicable prior to January 1, 2019

Leases are classified as either operating or finance, based on the substance of the transaction at inception of the lease. Classification is re-assessed if the terms of the lease are changed other than by renewing the lease.
Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Expenses under an operating lease are recognized in earnings on a straight-line basis over the period of the lease.

Leases in which substantially all the risks and rewards of ownership are transferred to the Company are classified as finance leases. Assets meeting finance lease criteria are capitalized at the lower of the present value of the related lease payments or the fair value of the leased asset at the inception of the lease. The corresponding lease liability is presented under the caption borrowings and lease liabilities, current for amounts expected to settle in the next twelve months and borrowings and lease liabilities, non-current for amounts expected to settle in more than twelve months. Minimum lease payments are apportioned between the finance cost and the liability. The finance charge is recognized in earnings in finance costs and is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.
Equity
Capital stock represents the amount received on issuance of shares (less any issuance costs and net of taxes), share-based compensation expense credited to capital on stock options exercised less common shares repurchased equal to the carrying value.
Contributed surplus includes amounts related to equity-settled share-based compensation until such equity instruments are exercised or settled, in which case the amounts are transferred to capital stock or reversed upon forfeiture if not vested.
Accumulated other comprehensive income consists of the cumulative translation adjustment account and the reserve for cash flow hedges. The cumulative translation adjustment account comprises all foreign currency translation differences arising on the translation of the consolidated entities that use a functional currency different than US dollars, as well as the effective portion of the foreign currency differences arising from the Company's hedge of its net investment in foreign operations. The reserve for cash flow hedges includes gains and losses on certain derivative financial instruments designated as hedging instruments until such time as the hedged forecasted cash flows affect earnings.
Deficit includes all current and prior period earnings or losses, the excess of the purchase price paid over the carrying value of common share repurchases, dividends on common shares, the remeasurement of the defined benefit liability net of income tax expense (benefit), and the impacts of the derecognition and recognition of non-controlling interest put and call options (discussed in Note 24).
Share Repurchases
The purchase price of the common shares repurchased equal to its carrying value is recorded in capital stock in the consolidated balance sheet and in the statement of consolidated changes in equity. The excess of the purchase price paid over the carrying value of the common shares repurchased is recorded in deficit in the consolidated balance sheet and in the statement of consolidated changes in equity as a share repurchase premium. Refer to Note 18 for additional information on share repurchases.
Dividends
Dividend distributions to the Company’s shareholders are recognized as a liability in the consolidated balance sheets if not paid in the period in which dividends are approved by the Company’s Board of Directors.
Critical Accounting Judgments, Estimates and Assumptions
The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Significant changes in the underlying assumptions could result in significant changes to these estimates. Consequently, management reviews these estimates on a regular basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Information about these significant judgments, assumptions and estimates that have the most significant effect on the recognition and measurement of assets, liabilities, income and expenses are summarized below:
Significant Management Judgments
Deferred income taxes
Deferred tax assets are recognized for unused tax losses and tax credits to the extent that it is probable that future taxable income will be available against which the losses can be utilized. These estimates are reviewed at every reporting date. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of the reversal of existing timing differences, future taxable income and future tax planning strategies. Refer to Note 5 for more information regarding income taxes.

Determination of the aggregation of operating segments
The Company uses judgment in the aggregation of operating segments for financial reporting and disclosure purposes. In doing so, management has determined that there are two operating segments consisting of a tape, film, protective packaging and machinery segment and an engineered coated product segment. The Company has aggregated these two operating segments into one reporting segment due to similar characteristics including the nature of goods and services provided to its customers, methods used in the sale and distribution of those goods and services, types of customers comprising its customer base, and the regulatory environment in which the Company operates.
Estimation Uncertainty
Impairments
At the end of each reporting period, the Company performs a test of impairment on assets subject to depreciation and amortization if there are indicators of impairment. Goodwill allocated to CGUs and intangible assets with indefinite useful lives are tested annually, regardless of the existence of impairment indicators. An impairment loss is recognized when the carrying value of an asset or CGU exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use. The value in use is based on discounted estimated future cash flows, which are derived from management's financial forecast models for the estimated remaining useful lives of the assets or CGUs and do not include restructuring activities to which the Company is not yet committed nor any anticipated significant future investments expected to enhance the performance of the asset or CGU being tested. The calculated value in use varies depending on the discount rate applied to the discounted cash flows, the estimated future cash inflows, and the growth rate used for extrapolation purposes.
Refer to Note 13 for more information regarding impairment testing.
Pension, post-retirement and other long-term employee benefits
The cost of defined benefit pension plans and other post-retirement benefit plans and the present value of the related obligations are determined using actuarial valuations. The determination of benefits expense and related obligations requires assumptions such as the discount rate to measure obligations, expected mortality and the expected health care cost trend. These assumptions are developed by management with the assistance of independent actuaries and are based on current actuarial benchmarks and management’s historical experience. Actual results will differ from estimated results, which are based on assumptions. Refer to Note 20 for more information regarding the assumptions related to the pension, post-retirement and other long-term employee benefit plans.
Uncertain tax positions
The Company is subject to taxation in numerous jurisdictions, and may have transactions and calculations during the course of business for which the ultimate tax determination is uncertain. The Company maintains provisions for uncertain tax positions that it believes appropriately reflect its risk. These provisions are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of the reporting period. However, it is possible that at some future date, liabilities in excess of the Company’s provisions could result from audits by, or litigation with, the relevant taxing authorities. As of December 31, 2019 and 2018, the Company does not have any matters for which the tax determination is uncertain and as such, no provision has been recognized. Refer to Note 5 for more information regarding income taxes.
Useful lives of depreciable assets
The Company depreciates property, plant and equipment over the estimated useful lives of the assets. In determining the estimated useful life of these assets, significant judgment is required. Judgment is required to determine whether events or circumstances warrant a revision to the remaining periods of depreciation and amortization. The Company considers expectations of the in-service period of these assets in determining these estimates. The Company assesses the estimated useful life of these assets at each reporting date. If the Company determines that the useful life of an asset is different from the original assessment, changes to depreciation and amortization will be applied prospectively. The estimates of cash flows used to assess the potential impairment of these assets are also subject to measurement uncertainty. Actual results may vary due to technical or commercial obsolescence, particularly with respect to information technology and manufacturing equipment.

Right-of-use assets and lease liabilities

Extension and early termination options are included in a number of leases across the Company. These are used to maximize operational flexibility in terms of managing assets used in the Company's operations. In determining the lease term and lease payments to be included in the measurement of the corresponding right-of-use asset and lease liability, management considers all facts and circumstances that create an economic incentive to exercise an extension option, or not exercise an early termination option. Extension options (or periods after early termination options) are only included in the lease term if the lease is reasonably certain to be extended (or not early terminated). The lease term is reassessed if an option is actually exercised (or not exercised) or the Company becomes obliged to exercise (or not exercise) it. The assessment of reasonable certainty is only revised if a significant event or a significant change in circumstances occurs, which affects this assessment, and that is within the control of the lessee. Refer to Note 15 for information regarding lease liabilities.
Net realizable value of inventories
Inventories are measured at the lower of cost or net realizable value. In estimating net realizable values of inventories, management takes into account the most reliable evidence available at the time the estimate is made. Provisions for slow-moving and obsolete inventories are made based on the age and estimated net realizable value of inventories. The assessment of the provision involves management judgment and estimates associated with expected disposition of the inventory. Refer to Note 7 for information regarding inventories and write-downs of inventories.
Allowance for expected credit loss and revenue adjustments
During each reporting period, the Company makes an assessment of whether trade accounts receivable are collectible from customers. Accordingly, management establishes an allowance for estimated losses arising from non-payment and other revenue adjustments. The Company’s allowance for expected credit loss reflects expected credit losses using a provision matrix model, supplemented by an allowance for individually impaired trade receivables. The provision matrix is based on the Company’s historic credit loss experience, adjusted for any change in risk of the trade receivable population based on credit monitoring indicators, and expectations of general economic conditions that might affect the collection of trade receivables. The provision matrix applies fixed provision rates depending on the number of days that a trade receivable is past due, with higher rates applied the longer a balance is past due. The Company also records reductions to revenue for estimated returns, claims, customer rebates, and other incentives. These incentives are recorded as a reduction to revenue at the time of the initial sale using the most-likely amount estimation method. The most-likely amount method is based on the single most likely outcome from a range of possible consideration outcomes. The range of possible outcomes are primarily derived from the following inputs: sales terms, historical experience, trend analysis, and projected market conditions in the various markets served. If future collections and trends differ from estimates, future earnings will be affected. Refer to Note 24 for more information regarding the allowance for doubtful accounts and the related credit risks.
Provisions
Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that the Company will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.
The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. When a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows, when the effect of the time value of money is material.
The Company's provisions include environmental and restoration obligations, termination benefits and other and litigation provisions. Refer to Note 16 for more information regarding provisions.
Share-based compensation
The estimation of share-based compensation fair value and expense requires the selection of an appropriate pricing model.
The model used by the Company for stock options and SAR awards is the Black-Scholes pricing model. The Black-Scholes model requires the Company to make significant judgments regarding the assumptions used within the model, the most significant of which are the expected volatility of the Company’s own common shares, the probable life of awards granted, the time of exercise, the risk-free interest rate commensurate with the term of the awards, and the expected dividend yield.

The model used by the Company for PSU awards subject to a market performance condition is the Monte Carlo simulation model. The Monte Carlo model requires the Company to make significant judgments regarding the assumptions used within the model, the most significant of which are the expected volatility of the Company’s own common shares as well as those of a peer group and the risk-free interest rate commensurate with the term of the awards. For PSU awards subject to a non-market performance condition, management estimates the expected achievement of performance criteria using long-range forecasting models.
Refer to Note 18 for more information regarding share-based payments.
Business acquisitions
Management uses various valuation techniques when determining the fair values of certain assets and liabilities acquired in a business combination. Refer to Note 19 for more information regarding business acquisitions.
3 - INFORMATION INCLUDED IN CONSOLIDATED EARNINGS
The following table describes the charges incurred by the Company which are included in the Company’s consolidated earnings for each of the years in the three-year period ended December 31, 2019:

	2019	2018	2017
	$	$	$
Employee benefit expense
Wages, salaries and other short-term benefits	227,043	197,155	170,657
Termination benefits (Note 16)	2,274	1,861	204
Share-based compensation expense (Note 18)	501	1,914	3,291
Pension, post-retirement and other long-term employee benefit plans (Note 20):
Defined benefit plans	2,139	2,768	2,811
Defined contributions plans	7,142	3,471	4,699
	239,099	207,169	181,662
Finance costs - Interest
Interest on borrowings and lease liabilities	32,472	17,443	7,973
Amortization and write-off of debt issue costs on borrowings	1,194	1,906	651
Interest capitalized to property, plant and equipment	(1,976)	(2,277)	(1,378)
	31,690	17,072	7,246
Finance costs - other expense (income), net
Foreign exchange (gain) loss	(790)	1,945	(2,663)
Put option valuation loss (gain) (Note 24)	3,339	—	(1,833)
Other costs, net	765	1,865	1,098
	3,314	3,810	(3,398)
Additional information
Depreciation of property, plant and equipment (Note 9)	51,030	38,548	32,409
Amortization of intangible assets (Note 12)	10,385	6,281	3,729
Impairment of assets, net (Note 13)	4,549	6,936	1,433

4 - MANUFACTURING FACILITY CLOSURES, RESTRUCTURING AND OTHER RELATED CHARGES

The following table describes the charges incurred by the Company which are included in the Company’s consolidated earnings for each of the years in the three-year period ended December 31, 2019 under the caption manufacturing facility closures, restructuring and other related charges:

	2019	2018	2017
	$	$	$
Impairment of property, plant and equipment, net	669	4,839	289
Equipment relocation	156	—	147
Revaluation and impairment of inventories, net	130	1,297	163
Termination benefits and other labor related costs	1,874	1,043	2
Restoration and idle facility costs	1,978	268	308
Professional fees	393	31	87
Other (recoveries) costs	(64)	(418)	363
	5,136	7,060	1,359
Charges incurred during the year ended December 31, 2019 were mainly the result of the Montreal, Quebec manufacturing facility closure at the end of 2019 and the Johnson City, Tennessee manufacturing facility closure at the end of 2018. Charges incurred were composed of $4.3 million in cash charges mainly related to termination benefits, restoration and ongoing idle facility costs and $0.8 million in non-cash impairments of property, plant and equipment and inventory.

Charges incurred during the year ended December 31, 2018 were mainly the result of the Johnson City, Tennessee manufacturing facility closure and were composed of $6.1 million of non-cash impairments of property, plant and equipment and inventory as well as $0.9 million in cash charges mainly related to termination benefits and other labor related costs.

Charges incurred during the year ended December 31, 2017 were primarily related to small scale restructuring initiatives associated with acquisition integration efforts, as well as charges related to product trials and other post-closure activities of the Columbia, South Carolina manufacturing facility.

As of December 31, 2019, restructuring provisions of $2.0 million are included in provisions ($2.6 million in 2018) and $0.2 million in accounts payable and accrued liabilities ($0.1 million in 2018). Refer to Note 16 for more information on provisions.
5 - INCOME TAXES
On December 22, 2017, the Tax Cuts and Jobs Act (“TCJA”) was enacted into law in the US. The TCJA significantly changed the previously existing US tax laws and includes numerous provisions that had an immediate effect on the Company’s business and affects certain aspects of the Company's business going forward. These changes included, but were not limited to, (i) a reduction in the statutory corporate tax rate from 35% to 21%, (ii) an enhancement and extension through 2026 of bonus depreciation, (iii) limitations and eliminations of certain deductions, (iv) a one-time transition tax on deemed repatriation of deferred foreign income, and (v) new tax regimes impacting how foreign-derived earnings and cross-border intercompany transactions may be subject to US tax. During the year ended December 31, 2017, the Company recognized a net tax benefit of approximately $9.6 million primarily due to the remeasurement of the US net deferred tax liability using the lower US corporate tax rate provided under the TCJA.

The reconciliation of the combined Canadian federal and provincial statutory income tax rate to the Company’s effective income tax rate is detailed as follows for each of the years in the three-year period ended December 31, 2019:

	2019	2018	2017
	%	%	%
Combined Canadian federal and provincial income tax rate	28.4	28.4	28.8
Foreign earnings/losses taxed at higher income tax rates	0.2	0.4	6.8
Foreign earnings/losses taxed at lower income tax rates	(4.8)	(5.1)	(0.6)
Impact of TCJA enactment	—	—	(12.4)
Prior period adjustments	0.5	(3.4)	—
Nondeductible expenses	1.1	3.9	0.4
Impact of other differences	(2.3)	(0.7)	(2.3)
Nontaxable dividend	—	(8.6)	(6.6)
Canadian deferred tax assets not recognized	4.3	2.5	—
(Recognition) derecognition of deferred tax assets	(1.3)	—	2.8
Proposed tax assessment	2.2	—	—
Effective income tax rate	28.3	17.4	16.9
The major components of income tax expense (benefit) are outlined below for each of the years in the three-year period ended December 31, 2019:

	2019	2018	2017
	$	$	$
Current income tax expense	17,195	934	6,635
Deferred tax expense (benefit)
TCJA reduction in US corporate statutory rate	—	—	(10,122)
(Recognition) derecognition of US deferred tax assets	(701)	(182)	885
US temporary differences	3,988	10,427	15,668
Canadian deferred tax assets not recognized	2,474	1,297	—
(Recognition) derecognition of Canadian deferred tax assets	(22)	—	412
Canadian temporary differences	(5,678)	(1,548)	1,202
Temporary differences in other jurisdictions	(946)	(1,126)	(1,631)
Total deferred income tax (benefit) expense	(885)	8,868	6,414
Total tax expense for the year	16,310	9,802	13,049

The amount of income taxes relating to components of OCI for each of the years in the three-year period ended December 31, 2019 is outlined below:

	Amount before income tax	Deferred income taxes	Amount net of income taxes
	$	$	$
For the year ended December 31, 2019
Deferred tax expense on remeasurement of defined benefit liability	762	(173)	589
Deferred tax benefit on change in fair value of interest rate swap agreements designated as cash flow hedges	(3,416)	359	(3,057)
Deferred tax expense on gain arising from hedge of a net investment in foreign operations	10,280	(45)	10,235
	7,626	141	7,767

For the year ended December 31, 2018
Deferred tax expense on remeasurement of defined benefit liability	3,016	(730)	2,286
Deferred tax benefit on change in fair value of interest rate swap agreements designated as cash flow hedges	970	463	1,433
	3,986	(267)	3,719

For the year ended December 31, 2017
Deferred tax expense on remeasurement of defined benefit liability	302	(213)	89
Deferred tax expense on change in fair value of interest rate swap agreements designated as cash flow hedges	2,358	(750)	1,608
	2,660	(963)	1,697

Deferred tax expense due to TCJA reduction in US statutory rate			(598)
The amount of recognized deferred tax assets and liabilities is outlined below:

	Deferred tax assets	Deferred tax liabilities	Net
	$	$	$
As of December 31, 2019
Tax credits, losses, carryforwards and other tax deductions	11,638	—	11,638
Property, plant and equipment	16,654	(44,150)	(27,496)
Pension and other post-retirement benefits	3,966	—	3,966
Share-based payments	1,766	—	1,766
Accounts payable and accrued liabilities	6,022	—	6,022
Goodwill and other intangibles	7,028	(22,893)	(15,865)
Trade and other receivables	688	—	688
Inventories	1,918	—	1,918
Other	1,340	(908)	432
Deferred tax assets and liabilities	51,020	(67,951)	(16,931)

Presented in the consolidated balance sheets as:

December 31, 2019
$
Deferred tax assets	29,738
Deferred tax liabilities	(46,669)
(16,931)

	Deferred tax assets	Deferred tax liabilities	Net
	$	$	$
As of December 31, 2018
Tax credits, losses, carryforwards and other tax deductions	11,147	—	11,147
Property, plant and equipment	13,910	(38,290)	(24,380)
Pension and other post-retirement benefits	3,798	—	3,798
Share-based payments	2,508	—	2,508
Accounts payable and accrued liabilities	5,659	—	5,659
Goodwill and other intangibles	6,998	(25,343)	(18,345)
Trade and other receivables	633	—	633
Inventories	2,262	—	2,262
Other	5	(539)	(534)
Deferred tax assets and liabilities	46,920	(64,172)	(17,252)
Presented in the consolidated balance sheets as:

December 31, 2018
$
Deferred tax assets	25,069
Deferred tax liabilities	(42,321)
(17,252)
Nature of evidence supporting recognition of deferred tax assets
In assessing the recoverability of deferred tax assets, management determines, at each balance sheet date, whether it is more likely than not that a portion or all of its deferred tax assets will be realized. This determination is based on quantitative and qualitative assessments by management and the weighing of all available evidence, both positive and negative. Such evidence includes the scheduled reversal of deferred tax liabilities, projected future taxable income and the implementation of tax planning strategies.
As of December 31, 2019, management analyzed all available evidence and determined it is more likely than not that substantially all of the Company’s deferred tax assets in the US and Canadian operating entities will be realized. Accordingly, the Company continues to recognize the majority of its deferred tax assets in the US and Canadian operating entities. With respect to the deferred tax assets at the Canadian corporate holding entity, the Parent Company, management determined it appropriate that the Parent Company's deferred tax assets should continue not to be recognized as of December 31, 2019. The Canadian deferred tax assets remain available to the Company in order to reduce its taxable income in future periods.
As of December 31, 2018, management analyzed all available evidence and determined it is more likely than not that substantially all of the Company’s deferred tax assets in the US and Canadian operating entities will be realized. Accordingly, the Company continues to recognize the majority of its deferred tax assets in the US and Canadian operating entities. With respect to the deferred tax assets at the Canadian corporate holding entity, the Parent Company, management determined it appropriate that the Parent Company's deferred tax assets should continue not to be recognized as of December 31, 2018. The Canadian deferred tax assets remain available to the Company in order to reduce its taxable income in future periods.

The following table outlines the changes in the deferred tax assets and liabilities during the year ended December 31, 2018:

	Balance January 1, 2018	Recognized in earnings (with translation adjustments)	Recognized in contributed surplus	Recognized in OCI	Recognized in deficit	Business acquisitions	Balance December 31, 2018
	$	$	$	$	$	$	$
Deferred tax assets
Tax credits, losses, carryforwards and other tax deductions	11,387	(3,051)	—	—	—	2,811	11,147
Property, plant and equipment	15,661	(1,751)	—	—	—	—	13,910
Pension and other post-retirement benefits	7,175	(2,604)	—	(773)	—	—	3,798
Share-based payments	4,532	(867)	(744)	—	(413)	—	2,508
Accounts payable and accrued liabilities	3,894	740	—	—	—	1,025	5,659
Goodwill and other intangibles	7,950	(952)	—	—	—	—	6,998
Trade and other receivables	344	277	—	—	—	12	633
Inventories	1,939	478	—	—	—	(155)	2,262
Other	466	190	—	—	—	(651)	5
	53,348	(7,540)	(744)	(773)	(413)	3,042	46,920
Deferred tax liabilities
Property, plant and equipment	(28,208)	(6,462)	—	—	—	(3,620)	(38,290)
Goodwill and other intangibles	(9,692)	3,262	—	—	—	(18,913)	(25,343)
Other	(1,590)	588	—	463	—	—	(539)
	(39,490)	(2,612)	—	463	—	(22,533)	(64,172)
Deferred tax assets and liabilities	13,858	(10,152)	(744)	(310)	(413)	(19,491)	(17,252)
Impact due to foreign exchange rates		1,284	—	43	—
Total recognized		(8,868)	(744)	(267)	(413)

The following table outlines the changes in the deferred tax assets and liabilities during the year ended December 31, 2019:

	Balance January 1, 2019	Recognized in earnings (with translation adjustments)	Recognized in contributed surplus	Recognized in OCI	Recognized in deficit	Balance reclassified to other current assets	Balance December 31, 2019
	$	$	$	$	$	$	$
Deferred tax assets
Tax credits, losses, carryforwards and other tax deductions	11,147	2,503	—	—	—	(2,012)	11,638
Property, plant and equipment	13,910	2,744	—	—	—	—	16,654
Pension and other post-retirement benefits	3,798	333	—	(165)	—	—	3,966
Share-based payments	2,508	(728)	(17)	—	3	—	1,766
Accounts payable and accrued liabilities	5,659	363	—	—	—	—	6,022
Goodwill and other intangibles	6,998	30	—	—	—	—	7,028
Trade and other receivables	633	55	—	—	—	—	688
Inventories	2,262	(344)	—	—	—	—	1,918
Other	5	1,380	—	(45)	—	—	1,340
	46,920	6,336	(17)	(210)	3	(2,012)	51,020
Deferred tax liabilities
Property, plant and equipment	(38,290)	(5,860)	—	—	—	—	(44,150)
Goodwill and other intangibles	(25,343)	2,450	—	—	—	—	(22,893)
Other	(539)	(726)	—	357	—	—	(908)
	(64,172)	(4,136)	—	357	—	(2,012)	(67,951)
Deferred tax assets and liabilities	(17,252)	2,200	(17)	147	3	—	(16,931)
Impact due to foreign exchange rates		(1,315)	—	(6)	—
Total recognized		885	(17)	141	3
Deductible temporary differences and unused tax losses for which no deferred tax asset is recognized in the consolidated balance sheets are as follows:

	December 31, 2019	December 31, 2018
	$	$
Tax losses, carryforwards and other tax deductions	51,134	39,787
Share-based payments	3,457	2,417
	54,591	42,204

The following table presents the amounts and expiration dates relating to unused tax credits in Canada for which no asset is recognized in the consolidated balance sheets as of December 31:

	2019	2018
	$	$
2019	—	1,172
2020	541	518
2021	204	196
2022	466	446
2023	230	221
2024	217	208
2025	367	352
2026	281	269
2027	256	245
2028	298	285
2029	237	227
2030	216	207
2031	316	303
2032	190	182
2033	233	223
2034	206	197
2035	547	525
2036	359	344
2037	260	249
2038	651	581
2039	651	—
Total tax credits derecognized	6,726	6,950
The following table presents the year of expiration of the Company’s operating losses carried forward in Canada as of December 31, 2019:

	Deferred tax assets not recognized
	Federal	Provincial
	$	$
2027	6,144	6,144
2028	7,502	7,502
2029	912	912
2030	3,042	3,042
2031	1,694	1,694
2037	1,168	1,168
2038	7,647	7,647
2039	11,814	11,814
	39,923	39,923
In addition, the Company has (i) consolidated state losses of $40.7 million (with expiration dates ranging from 2020 to 2038) for which a tax benefit of $0.6 million has not been recognized; (ii) stand alone state losses of $71.7 million (with expiration dates ranging from 2020 to 2038) for which a tax benefit of $2.5 million has not been recognized; (iii) US. state credits of $0.1 million that were recognized in the current year; and (iv) $15.7 million of capital loss carryforwards with indefinite lives available to offset future capital gains in Canada for which no tax benefit has been recognized.

6 - EARNINGS PER SHARE

The weighted average number of common shares outstanding is as follows for each of the years in the three-year period ended December 31, 2019:

	2019	2018	2017
Basic	58,798,488	58,815,526	59,072,119
Effect of stock options	190,646	268,649	371,933
Effect of PSUs	—	—	143,717
Diluted	58,989,134	59,084,175	59,587,769

There were 505,812 and 242,918 stock options that were anti-dilutive and excluded from the calculation of weighted average diluted common shares for the year ended December 31, 2019 and 2018, respectively. There were no stock options that were anti-dilutive and excluded from the calculation of weighted average diluted common shares for the year ended December 31, 2017.

The PSU plan was amended on February 17, 2017 to provide for only cash settlement of awards. Prior to the amendment, PSUs were to be settled in common shares of the Company and were included in the calculation of weighted average diluted common shares, to the extent they were dilutive, when the applicable performance conditions had been satisfied. Subsequent to amendment, there is no impact of PSUs in the calculation of weighted average diluted common shares. Refer to Note 2 for a discussion of the impact on the calculation of earnings per share prior to February 17, 2017 and subsequent to February 17, 2017.

The effect of PSUs included in the calculation of weighted average diluted shares outstanding includes the following for the year ended December 31, 2017:

2017
PSUs which met the performance criteria	885,879

7 - INVENTORIES

Inventory is composed of the following for the years ended:

	December 31, 2019	December 31, 2018
	$	$
Raw materials	52,617	52,157
Work in process	29,927	30,017
Finished goods	81,605	88,307
Parts and supplies	20,788	20,194
	184,937	190,675

The Company recorded impairments of inventories to net realizable value in the Company’s consolidated earnings as an expense for each of the years in the three-year period ended December 31, 2019 as follows:

	2019	2018	2017
	$	$	$
Impairments recorded in manufacturing facility closures, restructuring and other related charges	634	1,297	338
Reversals of impairments recorded in manufacturing facility closures, restructuring and other related charges	(504)	—	(175)
Impairments recorded in cost of sales	2,877	716	801
	3,007	2,013	964

Refer to Note 13 for information regarding impairments of inventories.

The amount of inventories included in the Company’s consolidated earnings in cost of sales for each of the years in the three-year period ended December 31, 2019 is as follows:

	2019	2018	2017
	$	$	$
Inventories recognized in cost of sales	836,600	771,224	646,702
8 - OTHER CURRENT ASSETS
Other current assets are composed of the following for the years ended:

	December 31, 2019	December 31, 2018
	$	$
Prepaid expenses	8,892	8,424
Sales and other taxes receivable and credits	5,747	4,873
Income taxes receivable and prepaid	3,977	6,202
Supplier rebates receivable	1,533	2,006
Reserve for inventory returns	1,003	1,227
Other	1,135	1,663
	22,287	24,395

9 - PROPERTY, PLANT AND EQUIPMENT

The following table outlines the changes to property, plant and equipment during the year ended December 31, 2018:

	Land	Buildings	Manufacturing equipment	Computer equipment and software	Furniture, office equipment and other	Construction in progress	Total
	$	$	$	$	$	$	$
Gross carrying amount
Balance as of December 31, 2017	12,110	127,073	627,400	42,502	2,705	37,835	849,625
Additions – separately acquired	—	—	—	—	—	74,712	74,712
Additions through business acquisitions	2,400	5,720	28,619	146	163	1,334	38,382
Assets placed into service	—	10,330	42,114	1,876	785	(55,105)	—
Disposals	—	(180)	(4,667)	(230)	(137)	—	(5,214)
Category reclassifications	(1,641)	4,229	(2,588)	—	—	—	—
Foreign exchange and other	(793)	(1,755)	(8,632)	(243)	(58)	(1,107)	(12,588)
Balance as of December 31, 2018	12,076	145,417	682,246	44,051	3,458	57,669	944,917
Accumulated depreciation and impairments
Balance as of December 31, 2017	609	66,294	430,168	36,652	2,108	274	536,105
Depreciation	—	5,615	30,154	2,245	534	—	38,548
Impairments	370	820	3,649	—	—	84	4,923
Disposals	—	(118)	(4,305)	(229)	(128)	—	(4,780)
Foreign exchange and other	—	(1,035)	(5,662)	(208)	(48)	(2)	(6,955)
Balance as of December 31, 2018	979	71,576	454,004	38,460	2,466	356	567,841
Net carrying amount as of December 31, 2018	11,097	73,841	228,242	5,591	992	57,313	377,076

The following table outlines the changes to property, plant and equipment during the year ended December 31, 2019:

	Land	Buildings	Manufacturing equipment	Computer equipment and software	Furniture, office equipment and other	Construction in progress	Total
	$	$	$	$	$	$	$
Gross carrying amount
Balance as of December 31, 2018	12,076	145,417	682,246	44,051	3,458	57,669	944,917
Adjustment on transition to IFRS 16	—	27,960	1,914	—	1,180	—	31,054
Additions – right-of-use assets	—	11,844	1,701	—	203	—	13,748
Additions – separately acquired	—	—	—	—	—	48,376	48,376
Assets placed into service	581	13,105	73,708	2,174	563	(90,131)	—
Disposals	(360)	(3,776)	(8,889)	(1,622)	(136)	(960)	(15,743)
Category reclassifications	—	(1,488)	1,488	—	—	—	—
Foreign exchange and other	(105)	769	3,445	121	26	(543)	3,713
Balance as of December 31, 2019	12,192	193,831	755,613	44,724	5,294	14,411	1,026,065
Accumulated depreciation and impairments
Balance as of December 31, 2018	979	71,576	454,004	38,460	2,466	356	567,841
Depreciation (1)	—	11,208	36,810	2,326	1,121	—	51,465
Impairments	—	236	1,211	149	18	607	2,221
Impairment reversals	—	—	(751)	—	—	—	(751)
Disposals	(360)	(2,501)	(7,996)	(1,595)	(105)	(960)	(13,517)
Foreign exchange and other	(10)	536	2,849	113	10	(3)	3,495
Balance as of December 31, 2019	609	81,055	486,127	39,453	3,510	—	610,754
Net carrying amount as of December 31, 2019	11,583	112,776	269,486	5,271	1,784	14,411	415,311

(1)
The difference between the depreciation additions presented above and depreciation expense included in the Company’s consolidated earnings is the amortization of government grants recognized in deferred income for the purchase and construction of plant and equipment in the amount of $0.4 million as of December 31, 2019. When the assets are placed into service, the deferred income is recognized as a credit to depreciation expense through cost of sales on a systematic basis over the related assets’ useful lives. Refer to Note 14 for additional information on the Company's forgivable government loans.

Capital expenditures incurred in the year ended December 31, 2019 were primarily to support the end stages of strategic initiatives completed during 2019 including: the greenfield manufacturing facilities in India and the capacity expansion project at the Midland, North Carolina manufacturing facility. Capital expenditures were also incurred to support other smaller-scale strategic and growth initiatives, including projects to support the integration of acquired operations. As of December 31, 2019, the Company had commitments to suppliers to purchase machinery and equipment totalling $9.0 million primarily to support smaller-scale strategic and growth initiatives. It is expected that such amounts will be paid out in the next twelve months and will be funded by the Company's borrowings and cash flows from operating activities.
Capital expenditures incurred in the year ended December 31, 2018 were primarily to support the greenfield manufacturing facilities in India as well as capacity expansion at the Midland, North Carolina manufacturing facility and other growth initiatives.
During the year ended December 31, 2019, the loss on disposals amounted to $0.6 million ($0.2 million and $0.3 million loss on disposals in 2018 and 2017, respectively).
Supplemental information regarding property, plant and equipment is as follows for the years ended:

	December 31, 2019	December 31, 2018
Interest capitalized to property, plant and equipment	$1,976	$2,277
Weighted average capitalization rates	7.56%	7.64%

Additional information on the carrying amount of the right-of-use assets by class of assets and related depreciation expense is as follows as of and for the year ended December 31, 2019:

	Buildings	Manufacturing equipment	Furniture, office equipment and other	Total
	$	$	$	$
Carrying amount	36,263	18,348	866	55,477
Depreciation expense	5,331	3,248	796	9,375

Additional information on the carrying amount of leases under finance lease obligations by class of assets and related depreciation expense is as follows as of and for the year ended December 31, 2018:

	Buildings	Manufacturing equipment	Furniture, office equipment and other	Total
	$	$	$	$
Carrying amount	1,526	18,233	301	20,060
Depreciation expense	451	2,263	315	3,029

10 - OTHER ASSETS

Other assets are composed of the following for the years ended:

	December 31, 2019	December 31, 2018
	$	$
Corporate owned life insurance held in grantor trust	5,992	4,210
Pension benefits (1)	1,966	—
Deposits	1,179	1,194
Prepaid software licensing	960	1,173
Cash surrender value of officers’ life insurance	386	358
Interest rate swap agreements (2)	—	2,605
Other	35	46
	10,518	9,586

(1)	Refer to Note 20 for additional information regarding employee benefit plans.

(2)	Refer to Note 24 for additional information regarding the fair value of interest rate swap agreements.
11 - GOODWILL
The following table outlines the changes in goodwill during the period:

Total
$
Balance as of December 31, 2017	41,690
Acquired through business acquisitions (1)	69,136
Foreign exchange	(3,112)
Balance as of December 31, 2018	107,714
Foreign exchange	(37)
Balance as of December 31, 2019	107,677

(1)	Refer to Note 19 for additional information regarding business combinations.

12 - INTANGIBLE ASSETS

The following tables outline the changes in intangible assets during the period:

	Distribution rights	Customer contracts	License agreements	Customer lists	Software (1)	Patents/ Trademark/Trade names (2)	Non-compete agreements	Total
	$	$	$	$	$	$	$	$
Gross carrying amount
Balance as of December 31, 2017	2,879	1,107	302	32,641	4,891	8,935	8,720	59,475
Additions – separately acquired	—	—	—	—	1,617	16	—	1,633
Additions through business acquisitions	—	—	—	75,683	—	6,810	380	82,873
Foreign exchange and other	(224)	(86)	—	(2,075)	19	(723)	(733)	(3,822)
Balance as of December 31, 2018	2,655	1,021	302	106,249	6,527	15,038	8,367	140,159
Accumulated amortization and impairments
Balance as of December 31, 2017	2,879	1,107	217	4,877	1,299	505	1,273	12,157
Amortization	—	—	7	4,698	557	101	918	6,281
Foreign exchange and other	(224)	(86)	—	(265)	19	2	(114)	(668)
Balance as of December 31, 2018	2,655	1,021	224	9,310	1,875	608	2,077	17,770
Net carrying amount as of December 31, 2018	—	—	78	96,939	4,652	14,430	6,290	122,389

	Distribution rights	Customer contracts	License agreements	Customer lists	Software (1)	Patents/ Trademark/Trade names (2)	Non-compete agreements	Total
	$	$	$	$	$	$	$	$
Gross carrying amount
Balance as of December 31, 2018	2,655	1,021	302	106,249	6,527	15,038	8,367	140,159
Additions – separately acquired	—	—	—	—	2,588	—	—	2,588
Disposals	(2,728)	(1,049)	(112)	(811)	(477)	(503)	(198)	(5,878)
Foreign exchange and other	73	28	—	59	(20)	518	(135)	523
Balance as of December 31, 2019	—	—	190	105,497	8,618	15,053	8,034	137,392
Accumulated amortization and impairments
Balance as of December 31, 2018	2,655	1,021	224	9,310	1,875	608	2,077	17,770
Amortization	—	—	7	7,677	1,133	258	1,310	10,385
Disposals	(2,728)	(1,049)	(112)	(811)	(477)	(503)	(198)	(5,878)
Impairments	—	—	72	—	—	—	—	72
Foreign exchange and other	73	28	(1)	(54)	(25)	19	(46)	(6)
Balance as of December 31, 2019	—	—	190	16,122	2,506	382	3,143	22,343
Net carrying amount as of December 31, 2019	—	—	—	89,375	6,112	14,671	4,891	115,049

(1)	Includes $0.4 million and $0.2 million of acquired software licenses during the years ended December 31, 2019 and 2018, respectively.

(2)	Includes trademarks and trade names not subject to amortization totalling $14.4 million and $13.8 million as of December 31, 2019 and 2018, respectively.

The Company holds customer relationships related to its Polyair acquisition with a carrying amount of $64.3 million and $68.8 million as of December 31, 2019 and 2018, respectively. These customer relationships will be fully amortized in the year 2033.
13 - IMPAIRMENT OF ASSETS
CGU Determination and Indicators of Impairment
In updating its determination of CGUs and applying any related indicators of impairment, the Company took into consideration the manufacturing facility closures and other related activities that have taken place over the course of the year; the expected costs, timeline, and future benefits expected from its major capital expenditure projects; the impact of acquisitions; as well as changes in the interdependencies of cash flows among the Company’s manufacturing sites. As a result of this analysis, the Company’s CGUs consist of the following:

•	The tapes and films CGU (the "T&F CGU") includes the Company’s tape and film manufacturing locations in the United States, Canada and India that it owned prior to 2018.

•
As discussed in Note 19, the Company acquired 100% of the equity value of Polyair in 2018. Polyair continues to be considered by management as a separate CGU, despite integration efforts making significant progress in 2019 and continuing towards furthering operational alignment and interdependency of cash flows within the T&F CGU. Management monitors the goodwill balance of Polyair combined with the T&F CGU assets as it remains focused on achieving its strategic plan of developing significant acquisition synergies, and as a result of those synergies, having greater interdependencies of cash flows. Accordingly, the assets of Polyair are included in the tapes and film impairment test discussed further below (the “T&F Group”).

•
The engineered coated products CGU (“ECP CGU") includes the Company’s ECP manufacturing facilities in the United States and Canada that it owned prior to 2018, as well as the newly-acquired Capstone and Maiweave facilities discussed in Note 19. Capstone and Maiweave are considered to be part of the ECP CGU as they support and expand the Company's operations both in India and domestically in the US.

•	The Company’s other CGU, Fibope, consists of the Company’s operating site in Portugal.
There were no indicators of impairment for any of the CGUs previously described. Due to the existence of recorded goodwill and indefinite-lived intangible assets associated with the T&F Group and the ECP CGU, the Company conducted impairment tests as discussed further below. The tests did not result in any impairment being recognized as of December 31, 2019 and 2018. Unrelated to the impairment tests performed at the CGU level, there were impairments of certain individual assets as disclosed in the impairments table below, which primarily relate to manufacturing facility closures, restructuring and other related charges.
The Company also considers indicators for the reversal of prior impairment charges recorded. This analysis of indicators is based on the recent and projected results of CGUs and specific asset groups that were previously impaired. For the years ended December 31, 2019 and 2018, these analyses did not result in any impairment reversals.
Impairment Testing
All of the Company’s carrying amounts of goodwill, intangible assets with indefinite useful lives and software not yet available for use as of December 31, 2019 and 2018 relate to the T&F Group and the ECP CGU. The Company performed the required annual impairment testing for these asset groups during the fourth quarter of 2019 and 2018. The impairment test for the asset groups was determined based on their value in use. Key assumptions used in each discounted cash flow projection, management’s approach to determine the value assigned to each key assumption, and other information as required for the asset groups are outlined in the tables below. Reasonably possible changes in the key assumptions below would not be expected to cause the carrying amount of the asset groups to exceed its recoverable amount, in which case an impairment would otherwise be recognized.
Revenue and other future assumptions used in these models were prepared in accordance with IAS 36 – Impairment of Assets and do not include the benefit from obtaining, or the incremental costs to obtain, growth initiatives or cost reduction programs that the Company may be planning but has not yet undertaken within its current asset base.

Details of the key assumptions used in impairment tests performed as of December 31, 2019 are outlined below:

	T&F Group	ECP CGU
Carrying amount allocated to the asset group:
Goodwill	$101,846	$5,831
Intangible assets with indefinite useful lives	$14,359	—
Results of test performed as of December 31, 2019:
Recoverable amount	$1,358,859	$255,258
Forecast period annual revenue growth rates (1)	1.3% in 2020, 2.3-3.1% thereafter	6.3% in 2020, 2.8% in 2021, tapering down to 2.5% thereafter
Discount rate (2)	8.8%	11.6%
Cash flows beyond the forecast period have been extrapolated using a steady growth rate of (3)	2.3%	2.5%
Income tax rate (4)	28.0%	27.0%

(1)
For both models, the annual revenue growth rate for the forecast period, is based on projections presented to management and the Board of Directors. The projected revenue growth rates for the period are consistent with the Company's recent history of sales volumes within the asset group, as well as the Company’s expectation that its sales will at least match gross domestic product growth.

For the T&F Group, projections assume that the Company’s revenue will grow consistent with United States gross domestic product average projections, and from anticipated synergies realized from Polyair cross-selling opportunities, included discretely through 2022.

For the ECP CGU, projections expect additional ramping of revenue from the group due to integration and capital expenditure efforts through 2021, and then tapering down to sustained growth levels consistent with United States gross domestic product.

(2)	The discount rate used is the estimated weighted average cost of capital for the asset group, using observable market rates and data based on a set of publicly traded industry peers.

(3)	Cash flows beyond the forecast period have been primarily extrapolated at or below the projected long-term average growth rates for the asset groups.

(4)	The income tax rate represents an estimated effective tax rate based on enacted or substantively enacted rates.
Sensitivity analysis performed as of December 31, 2019 using reasonably possible changes in key assumptions above are outlined below:

	T&F Group	ECP CGU
Forecast period annual revenue growth rates	1.3% in 2020, 0% thereafter	6.3% in 2020, 1% thereafter
Discount rate	11.0%	12.6%
Cash flows beyond the forecast period have been extrapolated using a steady growth rate of	1.0%	1.0%
Income tax rate	35.0%	37.0%
There was no indication of any impairment resulting from changing the individual assumptions above.

Details of the key assumptions used in impairment tests performed as of December 31, 2018 are outlined below:

	T&F Group	ECP CGU
Carrying amount allocated to the asset group
Goodwill	$101,769	$5,945
Intangible assets with indefinite useful lives	$13,841	—
Results of test performed as of December 31, 2018:
Recoverable amount	$1,428,909	$188,736
Forecast period annual revenue growth rates (1)	13% in 2019, 2.5-3.3% thereafter	32.8% in 2019, 7.6% in 2020, tapering down to 2.5% thereafter
Discount rate (2)	8.8%	11.6%
Cash flows beyond the forecast period have been extrapolated using a steady growth rate of (3)	2.5%	2.5%
Income tax rate (4)	25.0%	27.0%

(1)
For both models, the annual revenue growth rates for the forecast period are based on projections presented to management and the Board of Directors. The projected revenue growth rates for the period are consistent with the Company's recent history of sales volumes within the asset group, as well as the Company’s expectation that its sales will at least match gross domestic product growth.

For the T&F Group, the 2019 projections reflect a full year of benefit from owning Polyair. Beyond 2019, the projections assume that the Company’s revenue will grow consistent with United States gross domestic product average projections, and from anticipated synergies realized from Polyair cross-selling opportunities.

For the ECP CGU, the 2019 projection reflects a full year of benefit from Capstone's operations as well as the acquisition of Maiweave. The Company expects additional ramping up of revenue from the group due to integration and capital expenditure efforts in 2020, and then tapering down to sustained growth levels consistent with United States gross domestic product.

(2)	The discount rate used is the estimated weighted average cost of capital for the asset group, using observable market rates and data based on a set of publicly traded industry peers.

(3)	Cash flows beyond the forecast period have been primarily extrapolated at or below the projected long-term average growth rates for the asset groups.

(4)	The income tax rate represents an estimated effective tax rate based on enacted or substantively enacted rates.

Sensitivity analysis performed as of December 31, 2018 using reasonably possible changes in key assumptions above are outlined below:

	T&F Group	ECP CGU
Forecast period annual revenue growth rates	10.1% in 2019, 0% thereafter	30.5% in 2019, 3.6% in 2020, tapering down to 1% thereafter
Discount rate	11.0%	13.1%
Cash flows beyond the forecast period have been extrapolated using a steady growth rate of	1.0%	1.0%
Income tax rate	35.0%	37.0%
There was no indication of any impairment resulting from changing the individual assumptions above.

Impairments

Impairments recognized during the years ended December 31, 2019 and 2018 and reversals of impairments recognized during the year ended December 31, 2019 are presented in the table below. There were no reversals of impairments recognized during the year ended December 31, 2018.

	2019		2018
	Impairment recognized	Impairment reversed	Impairment recognized
	$	$	$
Classes of assets impaired
Manufacturing facility closures, restructuring and other related charges
Inventories	634	(504)	1,297
Property, plant and equipment
Land	—	—	370
Buildings	236	—	820
Manufacturing equipment	987	(751)	3,649
Computer equipment and software	114	—	—
Furniture, office equipment and other	18	—	—
Construction in progress	65	—	—
	2,054	(1,255)	6,136
Cost of sales
Inventories	2,877	—	716
Property, plant and equipment
Manufacturing equipment	224	—	—
Computer equipment and software	35	—	—
Construction in progress	542	—	84
Intangibles	72	—	—
	3,750	—	800
Total	5,804	(1,255)	6,936
The assets impaired during the year ended December 31, 2019 were primarily impairments of inventories mainly related to slow-moving and obsolete goods as well as assets impaired as a result of the closure of the Montreal, Quebec and Johnson City, Tennessee manufacturing facilities. The assets impaired during the year ended December 31, 2018 were primarily the result of the closure of the Johnson City, Tennessee manufacturing facility. Refer to Note 4 for additional information regarding manufacturing facility closures.
The Company used its best estimate in assessing the likely outcome for each of the assets. The recoverable amount of the assets in all cases was fair value less costs to sell.

14 - BORROWINGS

Borrowings are composed of the following for the years ended:

		December 31, 2019		December 31, 2018
	Maturity	Weighted average effective interest rate	$	Weighted average effective interest rate	$
Senior Unsecured Notes (a)	October 2026	7.00%	245,681	7.00%	245,252
2018 Credit Facility (b)	June 2023	4.04%	185,438	4.26%	219,084
2018 Powerband Credit Facility (c)	Various until August 2023	8.90%	17,294	9.91%	16,338
2018 Capstone Credit Facility (d)	Various until June 2023	7.84%	10,434	7.63%	7,585
Forgivable government loans (e)	January 2024 and 2026	1.25%	4,431	1.25%	6,014
Finance lease liabilities under IAS 17 (f)	Various until June 2022	—	—	3.82%	5,712
Lease liabilities under IFRS 16 (g)	Various until December 2034	6.97%	44,756	—	—
Other borrowings (h)	September 2020	0.75%	776	—	—
Total borrowings			508,810		499,985
Less: current borrowings			26,319		14,389
Total long-term borrowings			482,491		485,596
The aggregate principal amounts of the related borrowings and lease liabilities in the table above are presented net of debt issuance costs of $6.2 million and $7.1 million as of December 31, 2019 and 2018, respectively, and imputed interest of $0.4 million as of December 31, 2019 and 2018, netting to $5.8 million and $6.7 million as of December 31, 2019 and 2018, respectively.
Refer to Note 24 for a maturity analysis on borrowings.

(a)	Senior Unsecured Notes
On October 15, 2018, the Company completed the private placement of $250 million aggregate principal amount of senior unsecured notes due October 15, 2026 ("Senior Unsecured Notes") with certain guarantors and Regions Bank, as Trustee. The Company incurred debt issue costs of $5.1 million which were capitalized and are being amortized using the straight-line method over the eight-year term. The Company used the net proceeds to partially repay borrowings under the 2018 Credit Facility (defined below) and to pay related fees and expenses, as well as for general corporate purposes. The Senior Unsecured Notes bear interest at a rate of 7.00% per annum, payable semi-annually, in cash, in arrears on April 15 and October 15 of each year, beginning on April 15, 2019.
As of December 31, 2019, the Senior Unsecured Notes outstanding balance amounted to $250.0 million ($245.7 million, net of $4.3 million in unamortized debt issue costs).
On or after October 15, 2021, the Company may redeem the Senior Unsecured Notes at its option, in whole or in part, on certain redemption dates and at certain redemption prices specified in the indenture, plus any accrued and unpaid interest. If the Company experiences a change of control, it may be required to offer to repurchase the Senior Unsecured Notes at a purchase price equal to 101% of their aggregate principal amount plus any accrued and unpaid interest up to, but excluding, the date of such repurchase.
The indenture contains usual and customary incurrence based covenants which are generally less restrictive than covenants under the 2018 Credit Facility and, among other things, limit the Company's ability to incur additional debt; pay dividends, redeem stock or make other distributions; enter into certain types of transactions with affiliates; incur liens on assets; make certain restricted payments and investments; engage in certain asset sales, including sale and leaseback transactions; agree to certain restrictions on the ability of restricted subsidiaries to make payments to the Company; and merge, consolidate, transfer or dispose of substantially all assets. Certain of these covenants will be suspended if the Senior Unsecured Notes are assigned an investment grade rating by Standard & Poor's Rating Services and Moody's Investors Services, Inc. None of these covenants are considered restrictive to the Company’s operations and as of December 31, 2019, the Company was in compliance with all of these debt covenants. The Senior Unsecured Notes are guaranteed by all direct and indirect subsidiaries of the Parent Company that are borrowers or guarantors under the 2018 Credit Facility. Under the terms of the indenture, any direct or indirect subsidiaries that in the future become borrowers or guarantors under the 2018 Credit Facility shall also be guarantors of the Senior Unsecured Notes.

(b)	2018 Credit Facility
On June 14, 2018, the Company entered into a five-year, $600.0 million credit facility (“2018 Credit Facility”) with a syndicated lending group, refinancing and replacing the Company's previous $450.0 million credit facility that was due to mature in November 2019. In securing the 2018 Credit Facility, the Company incurred debt issue costs amounting to $2.7 million which were capitalized and are being amortized using the straight-line method over the five-year term.
The 2018 Credit Facility consists of a $400.0 million revolving credit facility (“2018 Revolving Credit Facility”) and a $200.0 million term loan (“2018 Term Loan”). The 2018 Term Loan amortizes $65.0 million until March 2023 ($5.0 million in 2018, $10.0 million in 2019, $12.5 million in 2020, $15.0 million in 2021, $17.5 million in 2022, and $5.0 million in 2023), and the remaining balance of the 2018 Credit Facility is due upon maturity in June 2023. Any repayments of borrowings under the 2018 Term Loan are not available to be borrowed again in the future.
The 2018 Credit Facility also includes an incremental accordion feature of $200.0 million, which enables the Company to increase the limit of this facility (subject to the credit agreement's terms and lender approval) if needed. The 2018 Credit Facility bears an interest rate based, at the Company’s option, on the London Inter-bank Offered Rate ("LIBOR"), the Federal Funds Rate, or Bank of America’s prime rate, plus a spread varying between 25 and 250 basis points (150 basis points as of December 31, 2019 and 250 basis points as of December 31, 2018) depending on the debt instrument's benchmark interest rate and the consolidated secured net leverage ratio.
As of December 31, 2019, the 2018 Term Loan's outstanding principal balance amounted to $185.0 million and the 2018 Revolving Credit Facility’s outstanding principal balance amounted to $2.3 million, for a total gross outstanding principal balance under the 2018 Credit Facility of $187.3 million ($185.4 million, net of $1.9 million in unamortized debt issue costs). Standby letters of credit totalled $3.4 million resulting in total utilization under the 2018 Credit Facility of $190.7 million. Accordingly, the unused availability under the 2018 Credit Facility as of December 31, 2019 amounted to $394.3 million. The Company's capacity to borrow available funds under the 2018 Credit Facility may be limited because of the secured net leverage ratio covenant and other restrictions as defined in the Company's credit agreement.
The 2018 Credit Facility is secured by a first priority lien on all personal property of the Company and all current and future material subsidiaries who are borrowers or guarantors under the facility.
The 2018 Credit Facility has two financial covenants, a consolidated secured net leverage ratio and a consolidated interest coverage ratio. In July 2019, the Company and its syndicated lending group amended the 2018 Revolving Credit Facility to, among other things, revise the two financial covenant thresholds to account for the associated impacts of new lease accounting guidance implemented on January 1, 2019 requiring operating leases to be accounted for as borrowings (with corresponding interest payments). The amendment provides that the consolidated secured net leverage ratio must not be more than 3.70 to 1.00 (previously 3.50 to 1.00), with an allowable temporary increase to 4.20 to 1.00 (previously 4.00 to 1.00) for the quarters in which the Company consummates an acquisition with a price not less than $50 million and the following three quarters. The amendment also provides that the consolidated interest coverage ratio must not be less than 2.75 to 1.00 (previously 3.00 to 1.00). The Company was in compliance with the consolidated secured net leverage ratio and consolidated interest coverage ratio, which were 1.34 and 5.67, respectively, as of December 31, 2019. In addition, the 2018 Credit Facility has certain non-financial covenants, such as covenants regarding indebtedness, investments, and asset dispositions. The Company was in compliance with all covenants as of and for the year ended December 31, 2019.

(c)	2018 Powerband Credit Facility
On July 4, 2018, Powerband, one of the Company's subsidiaries, entered into an INR1,300.0 million ($19.0 million) credit facility (“2018 Powerband Credit Facility”) subsequently replacing Powerband's previous outstanding debt. In December 2018, Powerband amended the 2018 Powerband Credit Facility to reallocate and increase its credit limit by INR 100.0 million ($1.4 million), bringing the total 2018 Powerband Credit Facility limit to INR 1,400.0 million ($19.3 million).
The 2018 Powerband Credit Facility is guaranteed by the Parent Company, and local assets (carrying amount of $36.1 million as of December 31, 2019) are required to be pledged. Powerband is prohibited from granting liens on its assets without the consent of the lender under the 2018 Powerband Credit Facility. Funding under the 2018 Powerband Credit Facility is not committed and could be withdrawn by the lender with 10 days' notice. Additionally, under the terms of the 2018 Powerband Credit Facility, Powerband's debt to net worth ratio (as defined by the credit agreement) must be maintained below 3.00. Powerband was in compliance with the debt to net worth ratio (0.60 as of December 31, 2019) as of and for the year ended December 31, 2019.

As of December 31, 2019, the 2018 Powerband Credit Facility credit limit was INR 1,400.0 million ($19.6 million), consisting of:

•
INR 960.0 million ($13.5 million) demand term loan (“2018 Powerband Demand Term Loan”) restricted for capital projects with a bullet repayment after five years, bearing interest based on the prevailing Indian Marginal Cost-Lending Rate ("IMCLR"), maturing in August 2023;

•
INR 65.0 million ($0.9 million) term loan ("2018 Powerband Term Loan") restricted for capital projects, payable in monthly installments over four years, bearing interest based on the prevailing IMCLR, maturing in December 2021; and

•
INR 375.0 million ($5.3 million) working capital loan facility (“2018 Powerband Working Capital Loan Facility”) that renews annually and is due upon demand, bearing interest based on the prevailing IMCLR.

Any repayments of borrowings under the 2018 Powerband Demand Term Loan and 2018 Powerband Term Loan facility are not available to be borrowed again in the future.
As of December 31, 2019, the 2018 Powerband Demand Term Loan's outstanding balance amounted to INR 960.0 million ($13.5 million), the 2018 Powerband Term Loan's outstanding balance amounted to INR 40.7 million ($0.6 million), and the 2018 Powerband Working Capital Loan Facility’s outstanding balance was INR 236.7 million ($3.3 million), for a total gross outstanding balance under the 2018 Powerband Credit Facility of INR 1,237.4 million ($17.4 million). Net of INR 3.2 million ($0.1 million) unamortized debt issue costs, the 2018 Powerband Credit Facility outstanding balance was INR 1,234.2 million ($17.3 million). Including INR 1.8 million (less than $0.1 million) in letters of credit, total utilization under the 2018 Powerband Credit Facility amounted to INR 1,239.2 million ($17.4 million). The 2018 Powerband Credit Facility's unused availability as of December 31, 2019 amounted to INR 136.5 million ($1.9 million), composed of uncommitted funding.
USD amounts presented above are translated from INR and are impacted by fluctuations in the USD and INR exchange rates.

(d)	2018 Capstone Credit Facility
On February 6, 2018, Capstone, one of the Company's subsidiaries, entered into an INR 975.0 million ($15.0 million) credit facility ("2018 Capstone Credit Facility"). The 2018 Capstone Credit Facility consists of an INR 585.0 million ($9.0 million) term loan facility ("Capstone Term Loan Facility") for financing capital expenditures and INR 390.0 million ($6.0 million) working capital facility ("Capstone Working Capital Facility") and bears interest based on the prevailing IMCLR. Certain term loans borrowed under the Capstone Term Loan Facility mature in September 2020 and are repaid in equal quarterly installments. Any repayments of borrowings under the Capstone Term Loan Facility are not available to be borrowed again in the future. The remainder of the 2018 Capstone Credit Facility matures in June 2023. Funding under the Capstone Term Loan Facility is committed, while the Capstone Working Capital Facility is uncommitted. Borrowings under the 2018 Capstone Credit Facility are guaranteed by the Parent Company and are otherwise unsecured.
As of December 31, 2019, the 2018 Capstone Credit Facility credit limit was INR 975.0 million ($13.7 million). The Capstone Term Loan Facility had an outstanding balance of INR 571.1 million ($8.0 million), and the Capstone Working Capital Facility outstanding balance was INR 173.0 million ($2.4 million) for a total gross outstanding amount of INR 744.1 million ($10.4 million). Including INR 17.4 million ($0.3 million) in letters of credit, total utilization under the 2018 Capstone Credit Facility amounted to INR 761.5 million ($10.7 million). As of December 31, 2019, the 2018 Capstone Credit Facility's unused availability was INR 199.6 million ($2.8 million), composed entirely of uncommitted funding.
USD amounts presented above are translated from INR and are impacted by fluctuations in the USD and INR exchange rates.

(e)	Forgivable government loans
In August 2015, one of the Company’s wholly-owned subsidiaries entered into a partially forgivable loan. The loan was entered into with Agencia para Investmento Comercio Externo de Portugal, EPE ("AICEP"), the Portuguese agency for investment and external trade, as part of financing a capital expansion project. Based on the terms of the agreement, 50% of the loan will be forgiven in 2020 based on satisfying certain 2019 targets, including financial metrics and headcount additions. As of March 12, 2020, the AICEP has not provided the Company notice of loan forgiveness, however, based on 2019 results, the Company determined there was reasonable assurance the forgiveness requirements would be satisfied and as a result, 50% of the balance, or €2.1 million ($2.4 million) was reclassified to deferred income in other liabilities.
The partially forgivable loan is non-interest bearing with semi-annual installments of principal due from July 2018 through January 2024.

To reflect the benefit of the interest-free status, the loan was discounted to its estimated fair value using a discount rate of 1.25% which reflects the borrowing cost of the Company’s wholly-owned subsidiary.
The loan had an outstanding balance of €3.9 million ($4.4 million) as of December 31, 2019 and €4.4 million ($5.1 million) as of December 31, 2018. The difference between the gross proceeds and the fair value of the loan, which totalled €1.7 million ($1.9 million) as of December 31, 2019 (€4.3 million ($4.9 million) as of December 31, 2018) is the amount reclassified based on the Company's determination that the forgiveness requirements were satisfied and the benefit derived from the interest-free loan which are both recognized as deferred income in other liabilities until the assets are placed into service. When the capital expansion assets are placed into service, the deferred income is recognized in earnings through cost of sales on a systematic basis over the related assets’ useful lives. The unamortized deferred income is €2.0 million ($2.2 million) as of December 31, 2019 (€0.2 million ($0.3 million) as of December 31, 2018) and is included in the Company's consolidated balance sheet in the caption other liabilities.
In February 2018, the same subsidiary entered into a second partially forgivable loan with the AICEP for up to €8.2 million ($10.2 million) to finance an additional capital expansion project. Based on the terms of the agreement, 60% of the loan will be forgiven in 2022 based on satisfying certain 2021 targets, including financial metrics and headcount additions. The partially forgivable loan is non-interest bearing and semi-annual installments of principal are due beginning in December 2020 through June 2026.
To reflect the benefit of the interest-free status, the loan was discounted to its estimated fair value using a discount rate of 1.25% which reflects the borrowing cost of the Company’s wholly-owned subsidiary. The loan had an outstanding balance of €2.4 million ($2.7 million) as of December 31, 2019 and €1.0 million ($1.2 million) as of December 31, 2018. The difference between the gross proceeds and the fair value of the loan, which totalled €2.3 million ($2.5 million) as of December 31, 2019 and €0.9 million ($1.1 million) as of December 31, 2018 is the benefit derived from the interest-free loan and is recognized as deferred income. When the capital expansion assets are placed into service, the deferred income is recognized in earnings through cost of sales on a systematic basis over the related assets’ useful lives. The unamortized deferred income is €0.2 million ($0.2 million) as of December 31, 2019 (€0.1 million ( $0.1 million) as of December 31, 2018) and is included in the Company's consolidated balance sheet in the caption other liabilities.
Imputed interest expense is recorded over the life of the loans so that at the end of the loan periods the amounts to be reimbursed will equal the nominal amounts. Interest expense of less than $0.1 million was recognized on these loans during the years ended December 31, 2019 and 2018.
USD amounts presented above are translated from Euros and are impacted by fluctuations in the USD and Euro exchange rates.

(f)	Finance lease liabilities under IAS 17
As of December 31, 2018, the Company's obligations under finance lease liabilities were for the rental of a building, computer hardware, manufacturing equipment and office equipment. The finance lease liabilities related to manufacturing equipment included a secured debt equipment finance agreement for qualifying US capital expenditures during the period of May 2012 through March 31, 2014 totalling $25.7 million, payable in monthly installments, including interest, over the applicable terms with a last payment date of April 1, 2019. Upon transition to IFRS 16, for these leases previously classified as finance leases under IAS 17, the right-of-use asset and lease liability are measured at the date of initial application at the same amounts as under IAS 17 immediately before the date of initial application. Refer to Note 2 and Note 15 for more information regarding the transition to IFRS 16 and lease liabilities.
(g)     Lease liabilities under IFRS 16
Refer to Note 15 for more information regarding lease liabilities.

(h)     Term and other loans

One of the Company’s wholly-owned subsidiaries has a short-term credit line for up to €2.5 million ($2.8 million) for the purpose of financing a capital expansion project. As of December 31, 2019, €0.7 million ($0.8 million) of the short-term credit line was utilized. Accordingly, the unused availability as of December 31, 2019 amount to €1.8 million ($2.0 million). The credit line bears interest at the rate of the twelve-month Euro Interbank Offered Rate plus a premium (75 basis points as of December 31, 2019. The short-term credit line matures in September 2020 and is renewable annually, with interest due quarterly and billed in arrears. No amounts were outstanding under the short-term credit line as of December 31, 2018.

Reconciliation of liabilities arising from financing activities

The changes in the Company’s liabilities arising from financing activities can be classified as follows:

	Borrowings, non-current (excluding finance lease liabilities under IAS 17)	Borrowings, current (excluding finance lease liabilities under IAS 17)	Finance lease liabilities under IAS 17	Total
	$	$	$	$
Balance as of December 31, 2017	260,300	10,346	8,817	279,463
Cash flows:
Proceeds	942,881	49,036	—	991,917
Repayments	(710,567)	(47,109)	(4,946)	(762,622)
Debt issuance costs	(7,862)	—	—	(7,862)
Non-cash:
New finance leases under IAS 17	—	—	1,585	1,585
Additions through business acquisitions	346	728	200	1,274
Amortization of debt issuance costs	861	—	—	861
Write-off of debt issuance costs	1,045	—	—	1,045
Foreign exchange and other	(5,009)	(723)	56	(5,676)
Reclassification	(670)	670	—	—
Balance as of December 31, 2018	481,325	12,948	5,712	499,985

	Borrowings, non-current (excluding lease liabilities under IFRS 16)	Borrowings, current (excluding lease liabilities under IFRS 16)	Lease liabilities under IFRS 16	Total
	$	$	$	$
Balance as of December 31, 2018	481,325	12,948	5,712	499,985
Cash flows:
Proceeds	104,169	86,504	—	190,673
Repayments	(136,403)	(83,290)	(6,209)	(225,902)
Debt issuance costs	(70)	—	—	(70)
Non-cash:
Operating lease liabilities recognized under IFRS 16 as of January 1, 2019	—	—	31,484	31,484
New lease liabilities under IFRS 16	—	—	13,748	13,748
Disposals of lease liabilities under IFRS 16	—	—	(213)	(213)
Amounts forgiven under forgivable government loans (1)	(2,424)	—	—	(2,424)
Amortization of debt issuance costs	1,194	—	—	1,194
Foreign exchange and other	197	(96)	234	335
Reclassification	(4,169)	4,169	—	—
Balance as of December 31, 2019	443,819	20,235	44,756	508,810

(1)	Refer to forgivable government loans discussed above.

15 - LEASE LIABILITIES
The Company has leases for office space for corporate and shared service functions, manufacturing facilities and warehouse space for inventory, manufacturing equipment (e.g. forklifts, tractor trailers, and storage containers) and automobiles (refer to Note 9 for additional information regarding right-of-use-assets).
Each lease generally imposes a restriction that, unless there is a contractual right for the Company to sublet the asset to another party, the right-of-use asset can only be used by the Company. Leases are either non-cancellable or may only be cancelled by incurring a termination fee. Some leases contain an option to purchase the underlying leased asset outright at the end of the lease, or to extend the lease for a further term. For leases of office buildings and manufacturing facilities the Company must keep those properties in a good state of repair and return the properties in their original condition at the end of the lease. Further, the Company must insure items of property, plant and equipment and incur maintenance fees on such items in accordance with the lease contracts.
Lease liabilities are presented in the consolidated balance sheet under the caption borrowings and lease liabilities current and non-current as follows:

	December 31, 2019	December 31, 2018
	$	$
Lease liabilities (current)	6,084	1,441
Lease liabilities (non-current)	38,672	4,271
	44,756	5,712
Interest expense relating to payments on lease liabilities was approximately $2.6 million for the year ended December 31, 2019, and is included in interest expense under the caption finance costs (income) in earnings.
As of December 31, 2019, the Company's leases fall into the following categories, by class of right-of-use asset:

Count of leases	Buildings	Manufacturing equipment	Furniture, office equipment and other	Total right-of-use assets
Right-of-use assets leased	37	90	48	175
Leases with extension options	29	39	8	76
Extension options reasonably certain to exercise	27	28	—	55
Leases with options to purchase	1	13	31	45
Purchase options reasonably certain to exercise	1	5	—	6
Leases with variable payments linked to an index	—	32	—	32
Leases with termination options	8	2	12	22
Termination options reasonably certain to exercise	—	—	—	—
Lease terms on the Company's leasing activities by class of right-of-use asset recognized on the balance sheet are as follows:

	Buildings	Manufacturing equipment	Furniture, office equipment and other
Range of remaining term	1-180 months	3-109 months	1-46 months
Average remaining lease term	59 months	31 months	13 months

Rent expense relating to payments not included in the measurement of lease liabilities was approximately $3.4 million for the year ended December 31, 2019 and is composed of the following:

December 31, 2019
$
Short-term leases	2,298
Leases of low value assets	70
Variable lease payments	1,025
3,393

Refer to the Liquidity section of Note 24 for the disclosure of minimum lease liabilities due.

As of December 31, 2019, the Company had commitments of $0.5 million for short-term leases and leases of furniture, office equipment and other which had not yet commenced.

Total cash outflow for leases for the twelve months ended December 31, 2019 and 2018 was $12.1 million and $12.9 million, respectively.
16 - PROVISIONS AND CONTINGENT LIABILITIES
The Company’s current known provisions and contingent liabilities consist of environmental and restoration obligations, termination benefits and other, and litigation.
The reconciliation of the Company’s provisions is as follows:

	Environmental	Restoration	Termination benefits and other	Litigation	Total
	$	$	$	$	$
Balance as of December 31, 2017	2,288	997	554	39	3,878
Provisions assumed through business acquisitions	50	602	30	942	1,624
Additional provisions	100	7	2,054	250	2,411
Amounts used	(88)	(5)	(769)	(33)	(895)
Amounts reversed	(506)	—	—	—	(506)
Net foreign exchange differences	(15)	(33)	(8)	—	(56)
Balance as of December 31, 2018	1,829	1,568	1,861	1,198	6,456

Amount presented as current	184	50	1,772	256	2,262
Amount presented as non-current	1,645	1,518	89	942	4,194
Balance as of December 31, 2018	1,829	1,568	1,861	1,198	6,456

Additional provisions	—	—	2,274	31	2,305
Amounts used	(311)	—	(3,184)	(273)	(3,768)
Amounts reversed	—	—	—	(192)	(192)
Net foreign exchange differences	6	18	10	—	34
Balance as of December 31, 2019	1,524	1,586	961	764	4,835

Amount presented as current	84	50	868	764	1,766
Amount presented as non-current	1,440	1,536	93	—	3,069
Balance as of December 31, 2019	1,524	1,586	961	764	4,835
The environmental provision activity pertains primarily to the post-closure activities of the Columbia, South Carolina, Johnson City, Tennessee and Montreal, Quebec manufacturing facilities.
The restoration provision pertains to leases at manufacturing facilities where the Company is obligated to restore the leased properties to the same condition that existed at the lease commencement date. Restoration obligations increased during the year ended December 31, 2018 due to the additional leased manufacturing facilities as a result of the Company's purchase of Polyair on August 3, 2018. Refer to Note 19 for additional information on business acquisitions.
Termination benefit activity during the year ended December 31, 2019 relates primarily to initiatives associated with acquisition integration efforts and the closures of the Montreal, Quebec and Johnson City, Tennessee manufacturing facilities. Termination benefits added during the year ended December 31, 2018 were primarily related to the closure of the Johnson City, Tennessee manufacturing facility. Refer to Note 4 for additional information on manufacturing facility closures, restructuring and other related charges.
The Company is engaged from time-to-time in various legal proceedings and claims that have arisen in the ordinary course of business. The outcome of all of the proceedings and claims against the Company is subject to future resolution, including the uncertainties of litigation. Based on information currently known to the Company and after consultation with outside legal counsel, management believes that the probable ultimate resolution of any such proceedings and claims, individually or in the aggregate, will not have a material adverse effect on the financial condition of the Company, taken as a whole, and accordingly, no material amounts have been recorded as of December 31, 2019.
As of December 31, 2019, and 2018, no reimbursements are expected to be received by the Company for any of the provided amounts and there were no contingent assets at any of the financial statement reporting dates covered by these consolidated financial statements.

17 - OTHER LIABILITIES

Other liabilities are composed of the following for the years ended:

	December 31, 2019	December 31, 2018
	$	$
Deferred compensation (1)	4,049	2,561
Deferred income on forgivable government loans (2)	2,412	353
Interest rate swap agreements (3)	1,339	—
Amounts due to former shareholders of Polyair (4)	—	1,653
Other	500	657
	8,300	5,224

(1)	Refer to Note 20 for additional information on other long-term employee benefit plans.

(2)	Refer to Note 14 for additional information on deferred income on forgivable government loans.

(3)	Refer to Note 24 for additional information regarding the fair value of interest rate swap agreements.

(4)
Represents amounts that were payable to the former shareholders of Polyair relating to an estimated income tax benefit as a result of the Company's payment of certain deal-related costs on behalf of Polyair. The obligation was settled in full in 2019. Refer to Note 19 for additional information on the purchase of Polyair and the amounts due to its former shareholders.

18 - CAPITAL STOCK
Authorized
The Company is authorized to issue an unlimited number of common shares without par value.
Class “A” preferred shares, issuable in series, rank in priority to the common shares with respect to dividends and return of capital on dissolution. The Board of Directors is authorized to fix, before issuance, the designation, rights, privileges, restrictions and conditions attached to the shares of each series. No Class A preferred shares have been issued.
Common Shares
The Company’s common shares outstanding as of December 31, 2019 and 2018, were 59,009,685 and 58,650,310, respectively.

Dividends
Cash dividends paid are as follows for each of the years in the three-year period ended December 31, 2019:

Declared Date	Paid date	Per common share amount	Shareholder record date	Common shares issued and outstanding	Aggregate payment (1)
March 8, 2017	March 31, 2017	$0.14	March 21, 2017	59,110,335	$8,316
May 8, 2017	June 30, 2017	$0.14	June 15, 2017	59,169,710	$8,365
August 10, 2017	September 29, 2017	$0.14	September 15, 2017	59,036,310	$8,150
November 10, 2017	December 29, 2017	$0.14	December 15, 2017	58,799,910	$8,368
March 7, 2018	March 30, 2018	$0.14	March 20, 2018	58,807,410	$8,333
May 9, 2018	June 29, 2018	$0.14	June 15, 2018	58,817,410	$8,140
August 10, 2018	September 28, 2018	$0.14	September 14, 2018	58,817,410	$8,214
November 7, 2018	December 28, 2018	$0.14	December 14, 2018	58,867,410	$8,089
March 12, 2019	March 29, 2019	$0.14	March 22, 2019	58,665,310	$8,189
May 8, 2019	June 28, 2019	$0.14	June 14, 2019	58,877,185	$8,352
August 7, 2019	September 30, 2019	$0.1475	September 16, 2019	58,877,185	$8,709
November 8, 2019	December 30, 2019	$0.1475	December 16, 2019	58,939,685	$8,742

(1)	Aggregate dividend payment amounts presented in the table above are adjusted for the impact of foreign exchange rates on cash payments to shareholders.
Share Repurchases
On July 23, 2019, the Company renewed its NCIB, under which it is permitted to repurchase for cancellation up to 4,000,000 common shares of the Company at prevailing market prices during the twelve-month period ending July 22, 2020. As of December 31, 2019, and March 12, 2020, 4,000,000 shares remained available for repurchase under the NCIB. The Company's two previous NCIBs, which each allowed repurchases for cancellation up to 4,000,000 common shares, expired on July 22, 2019 and July 16, 2018, respectively. There were no share repurchases during the year ended December 31, 2019.
Information regarding share repurchases during the year ended December 31, 2018 is presented in the table below as of:

December 31, 2018
Common shares repurchased	217,100
Average price per common share including commissions	CDN$ 16.02
Carrying value of the common shares repurchased	$1,296
Share repurchase premium (1)	$1,263
Total purchase price including commissions	$2,559

(1)
The excess of the purchase price paid over the carrying value of the common shares repurchased is recorded in deficit in the consolidated balance sheet and in the statement of consolidated changes in equity.

Stock options
The Company's prior Executive Stock Option Plan (" ESOP"), which was adopted in 1992 and last ratified on June 4, 2015, elapsed on June 4, 2018. In accordance with the TSX rules, no further grants of stock options have been made under the prior ESOP since June 4, 2018. On March 12, 2019, the Board of Directors adopted a new Executive Stock Option Plan ("2019 ESOP") and on June 6, 2019, shareholders approved the 2019 ESOP at the Company's Annual Meeting of Shareholders.
2019 ESOP (approved on June 6, 2019)
Stock options outstanding under the 2019 ESOP are equity-settled and expire no later than ten years after the date of the grant and can be used only to purchase stock and may not be redeemed for cash. Stock options may be granted only to employees and consultants of the Company and its subsidiaries and will vest based on the vesting schedule determined at the discretion of the Board of Directors. All stock options that have been granted under the 2019 ESOP vest one-third on each of the first three anniversaries of the date of grant.
Prior ESOP (elapsed on June 4, 2018)
Stock options outstanding under the prior ESOP are equity-settled and expire no later than ten years after the date of the grant and can be used only to purchase stock and may not be redeemed for cash. Stock options granted to key employees and executives vest and may be exercisable as to one-third on each of the first, second and third anniversaries of the date of grant. Stock options granted to directors who are not officers of the Company vest and may be exercisable 25% on the grant date, with another 25% vesting and exercisable on each of the first three anniversaries of the date of grant.
All stock options granted, under both plans described above, were granted at a price determined and approved by the Board of Directors, which cannot be less than the closing price of the Company's common shares on the TSX for the day immediately preceding the effective date of the grant.
The changes in number of stock options outstanding were as follows for each of the years in the three-year period ended December 31, 2019:

	2019		2018		2017
	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options
	CDN$		CDN$		CDN$
Balance, beginning of year	14.59	1,009,793	12.29	834,375	11.38	1,061,250
Granted	17.54	392,986	21.76	242,918	—	—
Exercised	12.34	(359,375)	12.04	(67,500)	8.00	(226,875)
Forfeited	15.85	(32,503)	—	—	—	—
Balance, end of year	16.49	1,010,901	14.59	1,009,793	12.29	834,375

Shares issued upon exercise of stock options during 2019, 2018 and 2017 had a weighted average fair value per share at exercise of $13.06, $14.19 and $17.94, respectively.
The following table summarizes information about stock options outstanding and exercisable for each of the years in the three-year period ended December 31, 2019:

	Options outstanding			Options exercisable
Range of exercise prices (CDN$)	Number	Weighted average contractual life (years)	Weighted average exercise price	Number	Weighted average exercise price
			CDN$		CDN$
December 31, 2019
$12.04 to $12.55	397,500	3.13	12.30	397,500	12.30
$17.54	370,483	6.62	17.54	—	—
$21.76	242,918	5.61	21.76	80,973	21.76
	1,010,901	5.01	16.49	478,473	13.90

	Options outstanding			Options exercisable
Range of exercise prices (CDN$)	Number	Weighted average contractual life (years)	Weighted average exercise price	Number	Weighted average exercise price
December 31, 2018
$12.04 to $12.14	386,250	2.18	12.05	386,250	12.05
$12.55 to $14.34	380,625	2.88	12.59	380,625	12.59
$21.76	242,918	6.61	21.76	—	—
	1,009,793	3.51	14.59	766,875	12.32
December 31, 2017
$12.04 to $12.14	453,750	2.92	12.05	443,125	12.05
$12.55 to $14.34	380,625	3.88	12.58	278,125	12.60
	834,375	3.36	12.29	721,250	12.26
The weighted average fair value of stock options granted during 2019 and 2018 was $2.21 and $3.65, respectively, and was estimated using the Black-Scholes option pricing model, taking into account the following weighted average assumptions:

	December 31, 2019	December 31, 2018
Expected life	4.9 years	4.8 years
Expected volatility(1)	29.79%	32.09%
Risk-free interest rate	1.44%	2.05%
Expected dividends	4.27%	3.30%
Stock price at grant date	CDN$ 17.54	CDN$ 21.76
Exercise price of awards	CDN$ 17.54	CDN$ 21.76
Foreign exchange rate USD to CDN	1.3380	1.2809

(1)	Expected volatility was calculated by applying a weighted average of the daily closing price on the TSX for a term commensurate with the expected life of the grant.
Restricted Share Units
On March 7, 2018, the Board of Directors approved the addition of RSUs as an available cash-settled award type. A RSU is a right to receive a cash payment equal to the five trading days VWAP of the Company’s common shares on the TSX upon completion of time-based vesting conditions. The purpose of a RSU is to tie a portion of the value of the compensation of participants to the future value of the Company's common shares. Grants of RSUs to employees of the Company are on a discretionary basis and subject to the Board of Directors’ approval. RSUs accrue dividend equivalents which are paid in cash at the end of the vesting period. A dividend equivalent is calculated as the number of settled RSUs multiplied by the amount of cash dividends per share declared by the Company between the date of grant and the settlement date.
The following table summarizes information about RSUs for the two-year period ended December 31, 2019:

	2019	2018
RSUs granted	120,197	113,047
Weighted average fair value per RSU granted	$13.74	$16.29
RSUs forfeited	(7,412)	(1,228)
The following table summarizes information about RSUs outstanding as of:

	December 31, 2019	December 31, 2018
RSUs outstanding	224,604	111,819
Weighted average fair value per RSU outstanding	$12.67	$12.18

Performance Share Units

A PSU is a right that has a value equal to the five trading days VWAP of the Company's common shares on the TSX immediately preceding a date specified in the grant terms. The purpose of a PSU is to tie a portion of the value of the compensation of participants to the future value of the Company's common shares. Grants of PSUs to employees of the Company are on a discretionary basis and subject to the Board of Directors’ approval. PSUs accrue dividend equivalents which are paid in cash at the end of the vesting period. A dividend equivalent is calculated as the number of settled PSUs multiplied by the amount of cash dividends per share declared by the Company between the date of grant and the settlement date.

Grant details for PSUs granted prior to December 31, 2017:

The number of PSUs granted prior to December 31, 2017 which will be eligible to vest can range from 0% to 150% of the Target Shares ("Target Shares" reflects 100% of the PSUs granted) based on the Company's total shareholder return ("TSR") ranking relative to a specified peer group of companies ("Peer Group") over the measurement period as outlined in the table below:

TSR Ranking Relative to the Peer Group	Percent of Target Shares Vested
76th percentile or higher	150%
51st-75th percentile	100%
25th-50th percentile	50%
Less than the 25th percentile	0%

The performance and vesting period is the period from the date of grant through the third anniversary of the date of grant. The PSUs are expensed over the vesting period.

On August 7, 2019, the Board of Directors amended the terms of the PSU awards granted in 2017 only to modify the performance adjustment factor specific to the TSR ranking relative to the Peer Group over the performance measurement period. The amendment was intended to align the performance adjustment factors with the market practice of interpolating as well as the recent practice of the Company. As amended, the TSR performance adjustment factor is determined as follows (interpolated on a straight-line basis):

TSR Ranking Relative to the Peer Group	Percent of Target Shares Vested
Less than the 25th percentile	0%
25th percentile	50%
50th percentile	100%
75th percentile or above	150%
Grant details for PSUs granted subsequent to December 31, 2017:
The number of PSUs granted subsequent to December 31, 2017 which will be eligible to vest can range from 0% to 175% of the Target Shares as determined by multiplying the number of PSUs awarded by the adjustment factors as follows:

•	50% based on the Company's TSR ranking relative to the Peer Group over the measurement period as set out in the table below; and

•	50% based on the Company's average return on invested capital over the measurement period as compared to internally developed thresholds (the “ROIC Performance”) as set out in the table below.
The relative TSR performance adjustment factor is determined as follows:

TSR Ranking Relative to the Peer Group	Percent of Target Shares Vested
90th percentile or higher	200%
75th percentile	150%
50th percentile	100%
25th percentile	50%
Less than the 25th percentile	0%

The ROIC Performance adjustment factor is determined as follows:

ROIC Performance	Percent of Target Shares Vested
1st Tier	0%
2nd Tier	50%
3rd Tier	100%
4th Tier	150%
The TSR performance and ROIC Performance adjustment factors between the numbers set out in the two tables above are interpolated on a straight-line basis.
The performance period is the period from January 1st in the year of grant through December 31st of the third calendar year following the date of grant. The PSUs are expensed over the vesting period beginning from the date of grant through February 15th of the fourth calendar year following the date of grant.
The following table summarizes information about PSUs for each of the years in the three-year period ended December 31, 2019:

	2019	2018	2017
PSUs granted	291,905	284,571	358,386
Weighted average fair value per PSU granted	$14.28	$17.84	$16.15
PSUs forfeited/cancelled	(23,739)	(16,053)	(7,952)
PSUs added/(cancelled) by performance factor (1)	(401,319)	(2,125)	69,600
PSUs settled	—	(335,465)	(208,800)
Weighted average fair value per PSU settled	$—	$15.87	$18.49
Cash payment on settlement	$—	$5,863	$4,174

(1)	The table below provides further information regarding the PSUs settled included in the table above. The number of PSUs settled reflects the performance adjustments to the Target Shares:

Grant Date	Date Settled	Target Shares	Performance	PSUs settled
June 11, 2014	June 22, 2017	139,200	150%	208,800
March 14, 2015	March 21, 2018	217,860	100%	217,860
May 14, 2015	May 22, 2018	115,480	100%	115,480
May 20, 2015	May 28, 2018	4,250	50%	2,125
March 21, 2016	March 21, 2019	371,158	—%	—
December 20, 2016	December 20, 2019	30,161	—%	—
The weighted average fair value of PSUs granted subsequent to December 31, 2017 was based 50% on the VWAP of the Company's common shares on the TSX for the five trading days preceding the grant date which were CDN$18.31 and CDN$21.22 at December 31, 2019 and 2018, respectively, and 50% based on a Monte Carlo simulation model implemented in a risk-neutral framework considering the following assumptions:

	2019	2018
Expected life	3 years	3 years
Expected volatility (1)	25%	30%
US risk-free interest rate	2.36%	2.43%
Canadian risk-free rate	1.60%	1.96%
Expected dividends (2)	CDN$ 0.00	CDN$ 0.00
Performance period starting price (3)	CDN$ 16.36	CDN$ 21.13
Stock price as of estimation date	CDN$ 18.06	CDN$ 20.59

The weighted average fair value of PSUs granted prior to December 31, 2017 was estimated based on a Monte Carlo simulation model implemented in a risk-neutral framework, taking into account the following weighted average assumptions for each of the year ended December 31, 2017:

2017
Expected life	3 years
Expected volatility (1)	34%
US risk-free interest rate	1.57%
Expected dividends (2)	CDN$ 0.00
Performance period starting price (3)	CDN$ 22.26
Stock price as of estimation date	CDN$ 21.94

(1)	Expected volatility was calculated based on the daily dividend adjusted closing price change on the TSX for a term commensurate with the expected life of the grant.

(2)
A participant will receive a cash payment from the Company upon PSU settlement that is equivalent to the number of settled PSUs multiplied by the amount of cash dividends per share declared by the Company between the date of grant and the settlement date. As such, there is no impact from expected future dividends in the Monte Carlo simulation model.

(3)	The performance period starting price is measured as the VWAP for the common shares of the Company on the TSX on the grant dates.
The following table summarizes information about PSUs outstanding as of:

	December 31, 2019	December 31, 2018
PSUs outstanding	901,086	1,034,239
Weighted average fair value per PSU outstanding	$8.09	$9.49
Based on the Company’s performance adjustment factors as of December 31, 2019, the number of PSUs earned if all of the outstanding awards were to be settled at December 31, 2019, would be as follows:

Grant Date	Performance
March 20, 2017	—%
March 21, 2018	107.2%
March 21, 2019	63.5%
Deferred Share Unit Plan
DSUs are granted to non-executive directors as a result of a grant, in lieu of dividends and/or in lieu of cash for semi-annual directors’ fees and must be retained until the director leaves the Company’s Board of Directors. The purpose of a DSU is to tie a portion of the value of the compensation of non-executive directors to the future value of the Company's common shares. A DSU is a right that has a value equal to the five trading days VWAP of the Company's common shares on the TSX immediately preceding a date specified in the grant terms.
The following table summarizes information about DSUs for the three-year period ended December 31, 2019:

	2019	2018	2017
DSUs granted	72,434	69,234	48,179
Weighted average fair value per DSU granted	$13.83	$14.75	$17.79
DSUs settled	—	37,668	—
Weighted average fair value per DSU settled	$—	$14.50	$—
Cash payments on DSUs settled	$—	$546	$—

The following table summarizes information about DSUs outstanding as of:

	December 31, 2019	December 31, 2018
DSUs outstanding	271,427	198,993
Weighted average fair value per DSU outstanding	$12.67	$12.18
Stock Appreciation Rights
SAR awards are for directors, executives and other designated employees of the Company. A SAR is a right to receive a cash payment equal to the difference between the base price of the SAR and the market value of a common share of the Company on the TSX on the date of exercise. SARs are settled only in cash and expire no later than ten years after the date of the grant. All SARs are granted at a price determined and approved by the Board of Directors, which is the closing price of the common shares of the Company on the TSX on the trading day immediately preceding the day on which a SAR is granted. The base price for all SARs outstanding for all periods presented is CDN$7.56. SARs granted to employees and executives will vest and may be exercisable 25% per year over four years. SARs granted to directors who are not officers of the Company will vest and may be exercisable 25% on the grant date, and a further 25% will vest and may be exercisable per year over three years.
There were no SARs granted during the three-year period ended December 31, 2019 and there were no SARs outstanding as of December 31, 2019 and 2018.
The following table summarizes information regarding SARs activity for the two-year period ended December 31, 2018:

	2018	2017
SARs exercised (1)	147,500	13,250
Cash payments on exercise	$1,481	$155

(1)     Base price of SARs exercised was CDN$7.56.

Summary of Share-based Compensation Expense and Share-based Compensation Liabilities
The following table summarizes share-based compensation expense (benefit) recorded in earnings in SG&A for the three-year period ended December 31, 2019:

	2019	2018	2017
	$	$	$
Stock options	701	467	167
PSUs	(2,057)	866	2,903
DSUs	914	230	512
RSUs	943	448	—
SARs	—	(97)	(291)
	501	1,914	3,291

The following table summarizes share-based liabilities recorded in the consolidated balance sheets for the years ended:

	December 31, 2019	December 31, 2018
Share-based compensation liabilities, current	$	$
PSUs (1)	1,291	2,563
DSUs (2)	3,457	2,417
RSUs	200	86
	4,948	5,066

Share-based compensation liabilities, non-current
PSUs (1)	3,055	3,764
RSUs	1,192	361
	4,247	4,125

(1)     Includes dividend equivalents accrued on awards.
(2)    Includes dividend equivalent grants.

Change in Contributed Surplus
The activity for the three-year period ended December 31, 2019 in the consolidated changes in equity under the caption contributed surplus is detailed as follows:

	2019	2018	2017
	$	$	$
Change in excess tax benefit on exercised share-based awards	(38)	(7)	(597)
Change in excess tax benefit on outstanding share-based awards	21	(737)	(3,135)
Share-based compensation expense credited to capital on options exercised	(976)	(179)	(495)
Share-based compensation expense
Stock options	701	467	167
DSUs	—	—	(1,935)
PSUs	—	—	(6,060)
	701	467	(7,828)
Change in contributed surplus	(292)	(456)	(12,055)
19 - BUSINESS ACQUISITIONS
Airtrax Acquisition
On May 11, 2018, Capstone acquired substantially all of the assets and assumed certain liabilities of Airtrax Polymers Private Limited (d/b/a Airtrax) ("Airtrax Acquisition"). Airtrax manufactures and sells woven products that are used in various applications, including in the building and construction industry. As part of the agreement, the minority shareholders of Capstone contributed in kind certain assets and liabilities valued at $13.4 million that were formerly attributed to Airtrax’s woven product manufacturing operations in exchange for newly-issued shares of Capstone. As a result of the minority shareholders' in-kind contribution made to Capstone and the Company's initial consideration value paid to the minority shareholders through the issuance of Capstone shares, the Company recorded a $10.9 million increase to equity attributable to non-controlling interest as well as a temporary $2.5 million credit to deficit in the consolidated changes in equity for the twelve months ended December 31, 2018.
On August 10, 2018, the Company acquired additional existing and newly-issued shares of Capstone in exchange for $3.6 million in cash as part of the same overall transaction, thus increasing its equity investment in Capstone by the same amount. As a result, the Company recorded a $2.5 million debit to deficit and a $0.1 million decrease to equity attributable to non-controlling interest in the consolidated changes in equity for the twelve months ended December 31, 2018 to reflect the Company's increased equity position in Capstone and the minority shareholders' decreased equity position in Capstone once the shares were issued and sold.

The remaining $1.0 million paid for the additional shares was recorded as cash on the balance sheet of Capstone.
As of December 31, 2019 and 2018, the Company held a 55% controlling ownership stake in Capstone while the minority shareholders held a 45% non-controlling interest in Capstone.
The Airtrax Acquisition was accounted for using the acquisition method of accounting. The acquisition is expected to further enhance and extend the Company’s product offering and provide a globally competitive position in woven products. The Airtrax purchase agreement contains customary indemnification provisions. As of December 31, 2019 and 2018, there were no outstanding obligations or indemnifications.
The fair values of net identifiable assets acquired at the date of acquisition were as follows:

May 11, 2018
$
Current assets
Trade receivables (1)	1,296
Inventories	1,565
Parts and supplies	54
Other current assets	477
Property, plant and equipment	6,454
Intangible assets	1,223
11,069
Current liabilities
Accounts payable and accrued liabilities	763
Borrowings, current	728
Borrowings and lease liabilities, non-current	346
Pension, post-retirement and other long-term employee benefits	8
Deferred tax liabilities	1,866
3,711
Fair value of net identifiable assets acquired	7,358

(1)	The gross contractual amounts receivable were $1.3 million. As of December 31, 2018, the Company had collected substantially all of the outstanding trade receivables.
Resulting goodwill at the date of acquisition was calculated as follows:

May 11, 2018
$
Fair value of increase to non-controlling interest	11,102
Effect of change in the Company's ownership interest in Capstone	2,299
Less: fair value of net identifiable assets acquired	7,358
Goodwill	6,043
Goodwill recognized is primarily related to growth expectations, expected future profitability, and expected cost synergies. The Company does not expect any of the goodwill to be deductible for income tax purposes.
The Airtrax Acquisition’s impact on the Company’s consolidated earnings, including the impact of purchase accounting, was as follows:

May 11 through December 31, 2018
$
Revenue	4,708
Net earnings	99

Had the Airtrax Acquisition been effective as of January 1, 2018, the impact on the Company’s consolidated earnings would have been as follows:

Twelve Months Ended December 31, 2018
$
Revenue	9,555
Net earnings (1)	497

(1)
Adjustments to arrive at net earnings include (i) the alignment of accounting policies to IFRS, (ii) the removal of acquisition costs incurred by Airtrax, (iii) the amortization of recorded intangible assets and other purchase accounting adjustments and (iv) the effect of income tax expense using the effective tax rate of the acquisition post-closing.

The Company's acquisition-related costs of less than $0.1 million are excluded from the consideration transferred and are included in the Company’s consolidated earnings primarily in SG&A for the year ended December 31, 2018.
Polyair Acquisition
On August 3, 2018, the Company acquired 100% of the outstanding equity value in Polyair for total net cash consideration of $145.0 million ("Polyair Acquisition"). Polyair, formerly a private company, is in the protective packaging business with seven manufacturing facilities and a distribution center in North America. Polyair's primary products consist of bubble cushioning, foam, mailers and air pillow systems. The Polyair purchase agreement contains customary indemnification provisions. As of December 31, 2018, the Company had recorded a $3.2 million liability payable to the former shareholders of Polyair under the share purchase agreement, primarily relating to estimated state and federal income tax benefits, in part, due to the Company's payment of certain deal-related costs on behalf of Polyair through the transaction proceeds ($1.6 million in short-term obligations was included in accounts payable and accrued liabilities and $1.6 million in long-term obligations in other liabilities). On April 9, 2019, a settlement was reached between the Company and the former shareholders of Polyair in the amount of $2.3 million resulting in the extinguishment of the previously-recorded liability and a $0.9 million benefit to earnings recorded in finance costs (income) in other expense (income), net. As of December 31, 2019 and 2018, there were no other outstanding obligations or indemnifications relating to this acquisition.
The Polyair Acquisition was accounted for using the acquisition method of accounting. The acquisition further strengthened the Company's product bundle and provided additional scale in protective packaging solutions.
The net cash consideration paid on the closing date for the acquisition described above was as follows:

August 3, 2018
$
Consideration paid in cash	145,102
Less: cash balances acquired	140
144,962

The fair values of net identifiable assets acquired at the date of acquisition were as follows:

August 3, 2018
$
Current assets
Cash	140
Trade receivables (1)	10,462
Inventories	11,402
Other current assets	855
Property, plant and equipment	21,946
Intangible assets	77,600
Other assets	522
122,927
Current liabilities
Accounts payable and accrued liabilities	19,331
Provisions, current	30
Borrowings, current	46
Borrowings and lease liabilities, non-current	154
Deferred tax liabilities	17,625
Provisions, non-current	1,544
Other liabilities	1,653
40,383
Fair value of net identifiable assets acquired	82,544

(1)	The gross contractual amounts receivable were $10.5 million. As of December 31, 2018, the Company had collected substantially all of the outstanding trade receivables.
Resulting goodwill at the date of acquisition was calculated as follows:

August 3, 2018
$
Cash consideration transferred	145,102
Plus: Remaining non-controlling interest (1)	421
Less: fair value of net identifiable assets acquired	82,544
Goodwill	62,979

(1)
As part of the acquisition of Polyair, the Company indirectly obtained a controlling 50.1% interest in Polyair subsidiary GPCP Inc., which is engaged in selling anti-corrosive plastic and paper packaging film under the trade name VCI 2000. The subsidiary is incorporated in the US and is 49.9% owned by a non-controlling entity located in Israel. The initial recorded value of the non-controlling interest is measured using the calculated proportionate share of the subsidiary's identifiable net assets.

Goodwill recognized is primarily related to growth expectations, expected future profitability, and expected cost synergies. The Company does not expect goodwill to be deductible for income tax purposes.
The Polyair Acquisition’s impact on the Company’s consolidated earnings, including the impact of purchase accounting, was as follows:

August 3 through December 31, 2018
$
Revenue	55,505
Net loss	(699)

Had the Polyair Acquisition been effective as of January 1, 2018, the impact on the Company’s consolidated earnings would have been as follows:

Twelve Months Ended December 31, 2018
$
Revenue	132,015
Net loss (1)	(5,035)

(1)
Adjustments to arrive at a net loss include (i) the alignment of accounting policies to IFRS, (ii) the removal of acquisition costs incurred by Polyair, (iii) the amortization of recorded intangible assets and other purchase accounting adjustments and (iv) the effect of income tax expense using the effective tax rate of the acquisition post-closing.

The Company's acquisition-related costs of $1.4 million are excluded from the consideration transferred and are included in the Company’s consolidated earnings primarily in SG&A for the year ended December 31, 2018.
Maiweave Acquisition
On December 17, 2018, the Company acquired substantially all of the operating assets of Maiweave LLC (“Maiweave”) for total cash consideration of $20.8 million ("Maiweave Acquisition"). Maiweave, formerly a private company, is based in Springfield, Ohio and an integrated US manufacturer of engineered coated polyolefin fabrics. Its products are used in applications such as grain and salt pile covers, pit and pond liners, shelter fabrics, outdoor media, and lumber mill packaging. The former owners of Maiweave have in escrow $2.1 million as of December 31, 2019, related to customary representations, warranties and covenants in the Maiweave purchase agreement. The Maiweave purchase agreement also contains customary indemnification provisions. As of December 31, 2019 and 2018, there were no outstanding obligations or indemnifications relating to this acquisition.
The Maiweave Acquisition was accounted for using the acquisition method of accounting. The acquisition further strengthened the Company's woven product bundle and provided additional scale to support demand.
The net cash consideration paid on the closing date for the acquisition described above was as follows:

December 17, 2018
$
Consideration paid in cash	20,802
Less: cash balances acquired	1
20,801
The fair values of net identifiable assets acquired at the date of acquisition were as follows:

December 17, 2018
$
Current assets
Cash	1
Trade receivables (1)	3,210
Inventories	5,977
Property, plant and equipment	9,982
Intangible assets	4,050
23,220
Current liabilities
Accounts payable and accrued liabilities	2,482
Provisions, current	50
2,532
Fair value of net identifiable assets acquired	20,688

(1)	The gross contractual amounts receivable were $3.3 million. As of December 31, 2019, the Company has collected substantially all of the remaining uncollected amounts.

Resulting goodwill at the date of acquisition was calculated as follows:

December 17, 2018
$
Cash consideration transferred	20,802
Less: fair value of net identifiable assets acquired	20,688
Goodwill	114

Goodwill recognized is primarily related to growth expectations, expected future profitability, and expected cost synergies. The Company does not expect goodwill to be deductible for income tax purposes.

The Maiweave Acquisition had no impact on the Company’s consolidated earnings during the year ended December 31, 2018. Had the Maiweave Acquisition been effective as of January 1, 2018, the impact on the Company’s consolidated earnings would have been as follows:

Twelve Months Ended December 31, 2018
$
Revenue	28,050
Net loss (1)	(1,173)

(1)
Adjustments to arrive at a net loss include (i) the alignment of accounting policies to IFRS, (ii) the removal of acquisition costs incurred by Maiweave, (iii) the amortization of recorded intangible assets and other purchase accounting adjustments and (iv) the effect of income tax expense using the effective tax rate of the acquisition post-closing.

The Company's acquisition-related costs of $0.5 million are excluded from the consideration transferred and are included in the Company’s consolidated earnings primarily in SG&A for the year ended December 31, 2018.

20 - PENSION, POST-RETIREMENT AND OTHER LONG-TERM EMPLOYEE BENEFIT PLANS
The Company has several contributory and non-contributory defined contribution plans and defined benefit plans for substantially all its employees in Canada and the US.
Defined contribution plans
In the US, the Company maintains a savings retirement plan (401(k) Plan) for the benefit of certain employees who have been employed for at least 90 days. Contribution to this plan is at the discretion of the Company. Among investment options available to participants is a common trust fund that holds cash and common shares of the Company. The Company also maintains 401(k) plans according to the terms of certain collective bargaining agreements.
The Company also contributes to multi-employer plans for employees covered by certain collective bargaining agreements.
In Canada, the Company maintains defined contribution pension plans for its salaried employees and contributes amounts equal to 4% of each participant’s eligible salary. Among investment options available to participants is a common trust fund that holds cash and common shares of the Company.
The amount expensed with respect to the defined contribution plans for the years ended December 31, was $7.1 million in 2019, $3.5 million in 2018 and $4.7 million in 2017.

Defined benefit plans
The Company has, in the US, three defined benefit pension plans (hourly and salaried). Benefits for employees are based on compensation and years of service for salaried employees and fixed benefits per month for each year of service for hourly employees.
In Canada, certain non-union hourly employees of the Company are covered by a plan which provides a fixed benefit per month for each year of service.
In the US, the Company provides group health care benefits to certain retirees. In Canada, the Company provides group health care, dental and life insurance benefits for eligible retired employees.
All defined benefit plans described above are closed to new entrants.
Supplementary executive retirement plans
The Company has Supplementary Executive Retirement Plans (“SERPs”) to provide supplemental pension benefits to certain key executives. The SERPs are not funded and provide for an annual pension benefit, from retirement or termination date, in amounts ranging from $0.2 million to $0.6 million, annually.
Other long-term employee benefit plans
In the US, the Company provides a deferred compensation plan to certain employees. Earnings and losses on the deferral and amounts due to the participants are payable based on participant elections. Assets are held in a Rabbi trust and are composed of corporate owned life insurance policies. Participant investment selections are used to direct the allocation of funds underlying the corporate owned life insurance policies. As of December 31, 2019, the deferred compensation plans assets and liabilities totalled $4.0 million ($2.4 million as of December 31, 2018) and $4.0 million ($2.6 million as of December 31, 2018), respectively, and are presented in other assets and other liabilities, respectively, in the consolidated balance sheets.
Governance and oversight
The defined benefit pension plans sponsored by the Company are subject to the requirements of the Employee Retirement Income Security Act and related legislation in the US and the Canadian Income Tax Act and provincial legislation in Ontario and Nova Scotia. In addition, all actuarial computations related to defined benefit plans are based on actuarial assumptions and methods determined in accordance with the generally recognized and accepted actuarial principles and practices prescribed by the Actuarial Standards Board, the American Academy of Actuaries and the Canadian Institute of Actuaries.
Minimum funding requirements are computed based on methodologies and assumptions dictated by regulation in the US and Canada. The Company’s practice is to fund at least the statutory minimum required amount for each defined benefit plan’s plan year.  However, on September 12, 2018, the Company made an $11.3 million discretionary contribution to its US defined benefit pension plans. These plans are near wholly funded on an accounting basis and as a result, the Company expects to reduce future contribution requirements and certain plan administration expenses. During the year ended December 31, 2018, the Company recognized a net federal tax benefit of approximately $1.3 million primarily due to the discretionary contribution deducted on the 2017 tax return at the higher 2017 US corporate tax rate, partially offset by the reversal of the related deferred tax asset recorded using the lower US corporate tax rate provided under the TCJA. Refer to Note 5 for additional information on the TCJA.
The Company’s Investment Committee, composed of the Company’s Chief Financial Officer, Vice President of Human Resources, Vice President of Treasury, Corporate Controller and General Counsel, makes investment decisions for the Company’s pension plans. The asset liability matching strategy of the pension plans and plan asset performance is reviewed semi-annually in terms of risk and return profiles with external investment management advisors, actuaries and plan trustees. The Investment Committee, together with external investment management advisors, actuaries and plan trustees, has established a target mix of equity, fixed income, and alternative securities based on funded status level and other variables of each defined benefit plan.
The assets of the funded or partially funded defined benefit pension plans are held separately from those of the Company in funds under the control of trustees.

Information Relating to the Various Benefit Plans
A reconciliation of the defined benefit obligations and plan assets is presented in the table below for the years ended:

	Pension Plans		Other plans
	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018
	$	$	$	$
Defined benefit obligations
Balance, beginning of year	80,696	86,462	2,780	3,152
Current service cost	1,036	1,193	60	44
Interest cost	3,228	3,031	106	106
Benefits paid	(5,476)	(3,701)	(70)	(71)
Actuarial (gains) losses from demographic assumptions	(542)	(163)	17	21
Actuarial losses (gains) from financial assumptions	10,924	(5,186)	209	(210)
Experience losses (gains)	692	266	(273)	(113)
Foreign exchange rate adjustment	590	(1,206)	78	(149)
Balance, end of year	91,148	80,696	2,907	2,780
Fair value of plan assets
Balance, beginning of year	68,578	60,316	—	—
Interest income	2,713	2,217	—	—
Return on plan assets (excluding amounts included in net interest expense)	11,789	(2,369)	—	—
Contributions by the employer	1,261	13,805	—	—
Benefits paid	(5,476)	(3,701)	—	—
Administration expenses	(422)	(611)	—	—
Foreign exchange rate adjustment	560	(1,079)	—	—
Balance, end of year	79,003	68,578	—	—
Funded status – deficit	12,145	12,118	2,907	2,780
The defined benefit obligations and fair value of plan assets broken down by geographical locations is as follows for the years ended:

	December 31, 2019
	US	Canada	Total
	$	$	$
Defined benefit obligations	75,571	18,484	94,055
Fair value of plan assets	(63,877)	(15,126)	(79,003)
Deficit in plans	11,694	3,358	15,052

	December 31, 2018
	US	Canada	Total
	$	$	$
Defined benefit obligations	68,411	15,065	83,476
Fair value of plan assets	(56,186)	(12,392)	(68,578)
Deficit in plans	12,225	2,673	14,898

The defined benefit obligations for pension plans broken down by funding status are as follows for the years ended:

	December 31, 2019	December 31, 2018
	$	$
Wholly unfunded	12,187	10,567
Wholly funded or partially funded	78,961	70,129
Total obligations	91,148	80,696
A reconciliation of pension and other post-retirement benefits recognized in the consolidated balance sheets is as follows for the years ended:

	December 31, 2019	December 31, 2018
	$	$
Pension Plans
Present value of the defined benefit obligations	91,148	80,696
Fair value of the plan assets	79,003	68,578
Deficit in plans	12,145	12,118
Assets recognized in Other assets	1,966	—
Liabilities recognized	14,111	12,118
Pension benefits recognized in balance sheets	12,145	12,118
Other plans
Present value of the defined benefit obligations and deficit in the plans	2,907	2,780
Liabilities recognized	2,907	2,780
Total plans
Total assets recognized in Other assets	1,966	—
Total liabilities recognized	17,018	14,898
Total pension and other post-retirement benefits recognized in balance sheets	15,052	14,898
The composition of plan assets based on the fair value was as follows for the years ended:

	December 31, 2019	December 31, 2018
	$	$
Asset category
Cash	110	106
Equity instruments	13,753	10,682
Fixed income instruments	65,140	57,790
Total	79,003	68,578
Approximately 100% of equity and fixed income instruments as of December 31, 2019 and 2018, respectively, were held in mutual funds or pooled separate accounts valued at net asset value ("NAV") provided by the fund administrator. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. Units of participation in pooled separate accounts invested in mutual funds and common stock, are valued based on the NAV of the underlying investments held in the pooled separate accounts at year-end. None of the benefit plan assets were invested in any of the Company’s own equity or financial instruments or in any property or other asset that was used by the Company.

The following tables present the defined benefit expenses recognized in consolidated earnings for each of the years in the three-year period ended December 31, 2019:

	Pension Plans			Other plans
	2019	2018	2017	2019	2018	2017
	$	$	$	$	$	$
Current service cost	1,036	1,193	1,076	60	44	46
Administration expenses	422	611	507	—	—	—
Net interest expense	515	814	1,071	106	106	111
Net costs recognized in the statement of consolidated earnings	1,973	2,618	2,654	166	150	157

	Total Plans
	2019	2018	2017
	$	$	$
Current service cost	1,096	1,237	1,122
Administration expenses	422	611	507
Net interest expense	621	920	1,182
Net costs recognized in the statement of consolidated earnings	2,139	2,768	2,811
The table below presents the defined benefit liability or asset remeasurement recognized in OCI for each of the years in the three-year period ended December 31, 2019:

	Pension Plans			Other plans
	2019	2018	2017	2019	2018	2017
	$	$	$	$	$	$
Actuarial gains (losses) from demographic assumptions	542	163	1,052	(17)	(21)	565
Actuarial (losses) gains from financial assumptions	(10,924)	5,186	(3,989)	(209)	210	(133)
Experience (losses) gains	(692)	(266)	(2,077)	273	113	(707)
Return on plan assets (excluding amounts included in net interest expense)	11,789	(2,369)	5,591	—	—	—
Total amounts recognized in OCI	715	2,714	577	47	302	(275)
The Company currently expects to contribute a total $1.2 million of to its defined benefit pension plans and $0.2 million to its health and welfare plans in 2020.
The weighted average duration of the defined benefit obligations as of December 31, 2019 and 2018 is 12 years for US plans and 18 years for Canadian plans, for both periods.

The significant weighted average assumptions which were used to measure defined benefit obligations are as follows for the years ended:

	US plans		Canadian plans
	12/31/2019	12/31/2018	12/31/2019	12/31/2018
Discount rate
Pension plans (End of the Year) (1)	2.98%	4.05%	3.15%	3.95%
Pension plans (Current Service Cost) (2)	4.13%	3.69%	4.10%	3.55%
Other plans (End of the Year) (1)	2.60%	3.71%	3.15%	3.95%
Other plans (Current Service Cost) (2)	3.91%	4.17%	4.10%	3.55%
Life expectancy at age 65 (in years) (3)
Current pensioner - Male	20	20	22	22
Current pensioner - Female	22	22	25	25
Current member aged 45 - Male	21	22	23	23
Current member aged 45 - Female	23	24	26	26

(1)	Represents the discount rate used to calculate the accrued benefit obligation at the end of the year and applied to other components such as interest cost in the following year.

(2)	Represents the discount rate used to calculate annual service cost.

(3)	Utilizes mortality tables issued by the Society of Actuaries and the Canadian Institute of Actuaries.

Significant actuarial assumptions for defined benefit obligation measurement purposes are the discount rate and mortality rate. The sensitivity analysis below has been determined based on reasonably possible changes in the assumptions, in isolation from one another, occurring at the end of the reporting period. This analysis may not be representative of the actual change in the defined benefit obligation as it is unlikely that the change in the assumptions would occur in isolation from one another as some of the assumptions may be correlated. An increase or decrease of 1% in the discount rate or an increase or decrease of one year in mortality rate would result in the following increase (decrease) in the defined benefit obligations:

	12/31/2019	12/31/2018
	$	$
Discount rate
Increase of 1%	(11,157)	(9,539)
Decrease of 1%	13,812	11,729
Mortality rate
Life expectancy increased by one year	2,891	2,263
Life expectancy decreased by one year	(3,155)	(2,392)

21 - SUPPLEMENTAL DISCLOSURES BY GEOGRAPHIC LOCATION AND PRODUCT LINE
The following table presents geographic information about revenue attributed to countries based on the location of external customers for each of the years in the three-year period ended December 31, 2019:

	2019	2018	2017
	$	$	$
Revenue
Canada	104,842	96,434	78,325
Germany	26,082	24,361	18,248
United States	923,239	834,989	714,330
Other	104,356	97,235	87,223
Total revenue	1,158,519	1,053,019	898,126

The following table presents geographic information about long-lived assets by country based on the location of the assets for the years ended:

	December 31, 2019	December 31, 2018
	$	$
Property, plant and equipment
Canada	36,855	33,383
India	57,857	53,057
Portugal	23,880	19,175
United States	296,719	271,461
Total property, plant and equipment	415,311	377,076
Goodwill
Canada	12,032	11,520
India	27,606	28,155
United States	68,039	68,039
Total goodwill	107,677	107,714
Intangible assets
Canada	13,595	19,622
India	15,530	18,712
Portugal	1	18
United States	85,923	84,037
Total intangible assets	115,049	122,389
Other assets
Canada	205	539
India	22	71
Portugal	33	49
United States	10,258	8,927
Total other assets	10,518	9,586
The following table presents revenue information based on revenues for the following product categories and their complementary packaging systems for each of the years in the three-year period ended December 31, 2019:

	2019	2018	2017
	$	$	$
Revenue
Tape	666,571	672,856	606,302
Film	184,398	184,743	165,597
Engineered coated products	162,955	126,973	115,538
Protective packaging	135,605	57,070	1,375
Other	8,990	11,377	9,314
	1,158,519	1,053,019	898,126

22 - RELATED PARTY TRANSACTIONS
The Company’s key personnel include all members of the Board of Directors and five members of senior management in 2019, 2018 and 2017. Key personnel remuneration includes the following expenses for each of the years in the three-year period ended December 31, 2019:

	2019	2018	2017
	$	$	$
Short-term benefits including employee salaries and bonuses and director retainer and committee fees	5,541	4,591	4,099
Post-employment and other long-term benefits	317	289	295
Share-based compensation expense (1)	1,065	1,016	1,619
Total remuneration	6,923	5,896	6,013

(1)	The table above does not include amounts recognized in deficit for share-based compensation arising as a result of the amendments to the DSU and PSU plans.
23 - COMMITMENTS
Commitments Under Service Contracts
The Company entered into a five-year electricity service contract for one of its manufacturing facilities on May 1, 2016, under which the Company has and expects to continue to reduce the overall cost of electricity consumed by the facility. In the event of early termination, the Company is required to pay for unrecovered power supply costs incurred by the supplier which are estimated to be approximately $2.8 million as of December 31, 2019 and would decline monthly based on actual service billings to date.
The Company entered into a ten-year electricity service contract for one of its manufacturing facilities on November 12, 2013. The service date of the contract commenced in August 2014. The Company is committed to monthly minimum usage requirements over the term of the contract. The Company was provided installation at no cost and is receiving economic development incentive credits and maintenance of the required energy infrastructure at the manufacturing facility as part of the contract. The credits are expected to reduce the overall cost of electricity consumed by the facility over the term of the contract. Effective August 1, 2015, the Company entered into an amendment lowering the minimum usage requirements over the term of the contract. In addition, a new monthly facility charge has been incurred by the Company over the term of the contract. The Company estimates that service billings will total approximately $1.7 million annually in 2020 through 2023 and $1 million as the total billings expected over the remainder of the contract up to 2024. Certain penalty clauses exist within the electricity service contract related to early cancellation after the service date of the contract. The costs related to early cancellation penalties include termination fees based on anticipated service billings over the term of the contract and capital expense recovery charges. While the Company does not expect to cancel the contract prior to the end of its term, the penalties that would apply to early cancellation could total as much as $3.1 million as of December 31, 2019. This amount is expected to decline annually until the expiration of the contract assuming there are insignificant fluctuations in kilowatt hour peak demand.
The Company has entered into agreements with various utility suppliers to fix certain energy costs, including natural gas, through December 2023 for minimum amounts of consumption at several of its manufacturing facilities. The Company estimates that utility billings will total approximately $8.6 million over the term of the contracts based on the contracted fixed terms and current market rate assumptions. The Company is also required by the agreements to pay any difference between the fixed price agreed to with the utility and the sales amount received by the utility for resale to a third party if the Company fails to meet the minimum consumption required by the agreements. In the event of early termination, the Company is required to pay the utility suppliers the difference between the contracted amount and the current market value of the energy, adjusted for present value, of any future agreed upon minimum usage. Neither party will be liable for failure to perform for reasons of “force majeure” as defined in the agreements.
Commitments to Suppliers
The Company obtains certain raw materials from suppliers under consignment agreements. The suppliers retain ownership of raw materials until the earlier of when the materials are consumed in production or auto billings are triggered based upon maturity. The consignment agreements involve short-term commitments that typically mature within 30 to 60 days of inventory receipt and are typically renewed on an ongoing basis. The Company may be subject to fees in the event the Company requires storage in excess of 30 to 60 days. As of December 31, 2019, the Company had on hand $9.1 million of raw material owned by its suppliers.

The Company has entered into agreements with various raw material suppliers to purchase minimum quantities of certain raw materials at fixed rates through May 2021 totaling approximately $12.6 million as of December 31, 2019. The Company is also required by the agreements to pay any storage costs incurred by the applicable supplier in the event the Company delays shipment in excess of 30 days. In the event the Company defaults under the terms of an agreement, an arbitrator will determine fees and penalties due to the applicable supplier. Neither party will be liable for failure to perform for reasons of “force majeure” as defined in the agreements.
The Company currently knows of no event, trend or uncertainty that may affect the availability or benefits of these arrangements now or in the future.
24 - FINANCIAL INSTRUMENTS
Classification and Fair Value of Financial Instruments
The classification of financial instruments, as well as their carrying amounts, are as follows for the years ended:

	Amortized cost	Fair value through earnings	Derivatives used for hedging (fair value through OCI)
	$	$	$
December 31, 2019
Financial assets
Cash	7,047	—	—
Trade receivables	133,177	—	—
Supplier rebates and other receivables	3,584	—	—
Total financial assets	143,808	—	—
Financial liabilities
Accounts payable and accrued liabilities (1)	115,501	—	—
Interest rate swap agreements - hedge accounting applied	—	—	1,339
Borrowings (2)	464,054	—	—
Non-controlling interest put options	—	13,634	—
Total financial liabilities	579,555	13,634	1,339

December 31, 2018
Financial assets
Cash	18,651	—	—
Trade receivables	129,285	—	—
Supplier rebates and other receivables	4,823	—	—
Interest rate swap agreements - hedge accounting applied	—	—	2,266
Interest rate swap agreements - not used for hedge accounting	—	339	—
Total financial assets	152,759	339	2,266
Financial liabilities
Accounts payable and accrued liabilities (1)	133,275	—	—
Borrowings (3)	494,273	—	—
Non-controlling interest put options	—	10,499	—
Amounts due to former shareholders of Polyair (4)	1,653	—	—
Total financial liabilities	629,201	10,499	—

(1)	Excludes employee benefits and taxes payable

(2)	Excludes lease liabilities under IFRS 16

(3)	Excludes finance lease liabilities under IAS 17

(4)	Refer to Note 19 for additional information on the purchase of Polyair and the amounts due to its former shareholders.

Total interest expense (calculated using the effective interest method) for financial assets or financial liabilities that are not at fair value through earnings are as follows for each of the years in the three-year period ended December 31, 2019:

	2019	2018	2017
	$	$	$
Interest expense calculated using the effective interest rate method	31,040	19,020	8,186

Hierarchy of financial instruments
The Company categorizes its financial instruments into a three-level fair value measurement hierarchy as follows:
Level 1: The fair value is determined directly by reference to unadjusted quoted prices in active markets for identical assets and liabilities.
Level 2: The fair value is estimated using a valuation technique based on observable market data, either directly or indirectly.
Level 3: The fair value is estimated using a valuation technique based on unobservable data.
The Company ensures, to the extent possible, that its valuation techniques and assumptions incorporate all factors that market participants would consider in setting a price and are consistent with accepted economic methods for pricing financial instruments. There were no transfers between Level 1 and Level 2 in 2019 or 2018.
The carrying amounts of the following financial assets and liabilities are considered a reasonable approximation of fair value given their short maturity periods:

•	cash

•	trade receivables

•	supplier rebates and other receivables

•	accounts payable and accrued liabilities (excluding employee benefits)

•	amounts due to former shareholders of Polyair
Borrowings
The company's borrowings, other than the Senior Unsecured Notes discussed below, consist primarily of variable rate debt. The corresponding fair values are estimated using observable market interest rates of similar variable rate loans with similar risk and credit standing. Accordingly, the carrying amounts are considered to be a reasonable approximation of the fair values.
The fair value of the Company's Senior Unsecured Notes is based on the trading levels and bid/offer prices observed by a market participant. As of December 31, 2019 and 2018, the Senior Unsecured Notes had a carrying value, including unamortized debt issuance cost, of $245.7 million and $245.3 million, respectively, and a fair value of $264.7 million and $248.7 million, respectively.
As of December 31, 2019, and 2018, the Company categorizes its borrowings as Level 2 on the three-level fair value hierarchy.
Refer to Note 14 for additional information on borrowings.
Interest Rate Swaps
The Company measures the fair value of its interest rate swap agreements using discounted cash flows. Future cash flows are estimated based on forward interest rates (from observable yield curves at the end of a reporting period) and contract interest rates, discounted as a rate that reflects the credit risk of various counterparties.
As of December 31, 2019, and 2018, the Company categorizes its interest rate swaps as Level 2 on the three-level fair value hierarchy.

Call option redemption liability
On July 4, 2017, the Company and the non-controlling shareholders of Powerband executed a binding term sheet that confirmed that the Company’s call option on all of the shares owned by the non-controlling shareholders of Powerband had been triggered and substantially reaffirmed the exit terms of the shareholders’ agreement executed between the parties on September 2, 2016. Execution of this agreement resulted in the recognition of 12.7 million in present obligations recorded in call option redemption liability, and a corresponding reduction of equity on the consolidated balance sheet as of December 31, 2017. Execution of this agreement also resulted in a $1.8 million reduction in the previously-recorded liability relating to the non-controlling interest put options with an offsetting benefit in earnings recorded in finance costs (income) in other expense (income), net, followed immediately by the full derecognition of $8.8 million in remaining liability as a result of the extinguishment of obligations relating to these put options.
On November 16, 2018, the Company closed on the exercised call option to acquire the outstanding 26% interest in Powerband for $9.9 million, which resulted in the full derecognition of the previously recorded call option redemption liability of $12.7 million on the consolidated balance sheet as of December 31, 2017. Upon derecognition of the call option redemption liability, and to account for the difference between the agreed-upon share purchase price of $9.9 million and the recorded liability of $12.7 million, a $1.4 million increase in equity was recorded on the consolidated balance sheet as of December 31, 2018 and a $1.4 million foreign exchange gain was recorded in consolidated earnings in finance costs (income) in other expense (income), net.
Non-controlling interest put options
In connection with the acquisition of Airtrax, as discussed in Note 19, the Company, through its Capstone subsidiary, is party to a shareholders’ agreement that contains put options, which provide each of the non-controlling interest shareholders of Capstone with the right to require the Company to purchase their retained interest at a variable purchase price following a five-year lock-in period following the date of acquisition. The agreed-upon purchase price is equal to the fair market valuation as determined through a future negotiation or, as needed, a valuation to be performed by an independent and qualified expert at the time of exercise. Finalization of the acquisition resulted in the initial recognition of $10.9 million in present obligations recorded in non-controlling interest put options, and a corresponding reduction of equity on the consolidated balance sheet as of December 31, 2018.
During the years ended December 31, 2019 and 2018, the non-controlling interest put options obligation was remeasured due to changes in exchange rates since the acquisition resulting in a $0.2 million and $0.4 million reduction, respectively, in the liability and a corresponding gain recorded in finance costs (income) in other expense (income), net. Additionally, during the year ended December 31, 2019, the fair market valuation of the obligation was reassessed by management resulting in a $3.3 million increase in the liability and a corresponding loss recorded in finance costs (income) in other expense (income), net. As of December 31, 2019 and 2018, the amounts recorded on the consolidated balance sheets for this obligation are $13.6 million and $10.5 million, respectively.
The Company categorizes its non-controlling interest put options as Level 3 of the fair value hierarchy. The Company measures the fair value of its non-controlling interest put options by estimating the present value of future net cash inflows from earnings associated with the proportionate shares that are subject to sale to the Company pursuant to an exercise event. These estimations are intended to approximate the redemption value of the options as indicated in the shareholders’ agreement. The estimation as of December 31, 2019 was calculated using significant unobservable inputs including estimations of undiscounted future annual cash inflows ranging between $2.0 million and $5.0 million. The estimation as of December 31, 2018 was calculated using significant unobservable inputs including estimations of undiscounted future annual cash inflows ranging between $1.0 million and $2.0 million. Discount rates of 11% and 14.6% were used, which the Company believes to be commensurate with the risks inherent in the ownership interest as of December 31, 2019 and 2018, respectively. The fair value of the liability is sensitive to changes in projected earnings and thereby, future cash inflows, and the discount rate applied to those future cash inflows, which could have resulted in a higher or lower fair value measurement.

A reconciliation of the carrying amount of financial instruments classified within Level 3 follows for the years ended:

Non-controlling interest put options
$
Balance as of December 31, 2017	—
Non-controlling interest put options resulting from the Airtrax Acquisition	10,888
Foreign exchange	(389)
Balance as of December 31, 2018	10,499
Foreign exchange	(204)
Valuation adjustment made to non-controlling interest put options	3,339
Balance as of December 31, 2019	13,634
Refer to Note 19 for more information regarding business acquisitions.
Exchange Risk
The Company’s consolidated financial statements are expressed in US dollars while a portion of its business is conducted in other currencies. Changes in the exchange rates for such currencies into US dollars can increase or decrease revenues, operating profit, earnings and the carrying values of assets and liabilities.
The following table details the Company’s sensitivity to a 10% strengthening of other currencies against the US dollar, and the related impact on finance costs-other expense (income), net. For a 10% weakening of the other currencies against the US dollar, there would be an equal and opposite impact on finance costs-other expense, net.
The estimated increase (decrease) to finance cost-other expense (income), net from financial assets and financial liabilities resulting from a 10% strengthening of other currencies against the US dollar, everything else being equal, would be as follows as of December 31:

	2019	2018
	USD$	USD$
Canadian dollar	482	(4,719)
Euro	(110)	(64)
Indian Rupee	(1,089)	(881)
	(717)	(5,664)
The Company's risk strategy with respect to its foreign currency exposure is that the Financial Risk Management Committee:

•	monitors the Company's exposures and cash flows, taking into account the large extent of naturally offsetting exposures,

•	considers the Company's ability to adjust its selling prices due to foreign currency movements and other market conditions, and

•	considers borrowing under available debt facilities in the most advantageous manner, after considering interest rates, foreign currency exposures, expected cash flows and other factors.
Hedge of net investment in foreign operations
A foreign currency exposure arises from the Parent Company’s net investment in its USD functional currency subsidiary, IPG (US) Holdings Inc. The risk arises from the fluctuations in the USD and CDN current exchange rate, which causes the amount of the net investment in IPG (US) Holdings Inc. to vary.
In 2018, the Parent Company completed the private placement of its USD denominated Senior Unsecured Notes which resulted in additional equity investments in IPG (US) Holdings Inc. The Senior Unsecured Notes are being used to hedge the Company’s exposure to the USD foreign exchange risk on this investment.
Gains or losses on the retranslation of this borrowing are transferred to OCI to offset any gains or losses on translation of the net investment in the subsidiary. The Senior Unsecured Notes are included as a liability in the borrowings line on the consolidated balance sheets.

There is an economic relationship between the hedged item and the hedging instrument as the net investment creates a translation risk that will match the foreign exchange risk on the USD borrowing designated as the hedging instrument. The Company has established a hedge ratio of 1:1 as the underlying risk of the hedging instrument is identical to the hedge risk component. Hedge ineffectiveness will arise when the amount of the investment in the foreign subsidiary becomes lower than the outstanding amount of the Senior Unsecured Notes. Hedge ineffectiveness is recorded in finance costs (income) in other expense (income), net. To assess hedge effectiveness, the Parent Company determines the economic relationship between the hedging instrument and the hedged item by comparing changes in the carrying amount of the Senior Unsecured Notes that is attributable to a change in the current exchange rate, with changes in the investment in the foreign operation that are attributable to a change in the current exchange rate.

The changes in value related to the Senior Unsecured Notes designated as a hedging instrument, in the hedge of a net investment, are as follows for the years ended December 31:

	2019	2018
	$	$
Gain/(loss) from change in value of the Senior Unsecured Notes used for calculating hedge ineffectiveness	11,214	(10,926)
Gain/(loss) from Senior Unsecured Notes recognized in OCI	10,280	(9,421)
Gain/(loss) from hedge ineffectiveness recognized in earnings in finance costs (income) in other expense (income), net	911	(1,527)
Foreign exchange gains recognized in CTA in the statement of changes in equity	23	22
Deferred tax expense on change in value of the Senior Unsecured Notes recognized in OCI	(45)	—

The notional and carrying amounts of the Senior Unsecured Notes are as follows as of:

	December 31, 2019	December 31, 2018
	$	$
Notional Amount	250,000	250,000
Carrying Amount	245,681	245,252

The amounts related to the net investment in IPG (US) Holdings, Inc., designated as the hedged item in the hedge of a net investment, are as follows for the years ended December 31:

	2019	2018
	$	$
(Loss)/gain from change in value of IPG (US) Holdings, Inc. used for calculating hedge ineffectiveness	(10,280)	9,421

The cumulative amounts included in the foreign currency translation reserve related to the net investment in IPG (US) Holdings, Inc., designated as the hedged item in the hedge of a net investment, is as follows as of:

	December 31, 2019	December 31, 2018
	$	$
Cumulative gain (loss) included in foreign currency translation reserve in OCI	859	(9,421)

Interest Rate Risk
The Company is exposed to a risk of change in cash flows due to the fluctuations in interest rates applicable on its variable rate borrowings. The Company’s overall risk management objective is to minimize the long-term cost of debt, taking into account short-term and long-term earnings and cash flow volatility. The Company’s risk strategy with respect to its exposure associated with variable rate borrowings is that the Financial Risk Management Committee monitors the Company’s amount of variable rate borrowings, taking into account the current and expected interest rate environment, the Company’s leverage and sensitivity to earnings and cash flows due to changes in interest rates. The Company’s risk management objective at this time is to mitigate the variability in 30-day LIBOR and Canadian Dollar Offer Rate based cash flows. To help accomplish this objective, the Company enters into interest rate swap agreements.
The Company was party to the following interest rate swap agreements as of December 31, 2019:

	Effective Date	Maturity	Notional amount	Settlement	Fixed interest rate paid
Qualifying cash flow hedges:			$		%
	June 8, 2017	June 20, 2022	40,000	Monthly	1.79
	August 20, 2018	August 18, 2023	60,000	Monthly	2.045

The Company was party to the following interest rate swap agreements as of December 31, 2018:

	Effective Date	Maturity	Notional amount		Settlement	Fixed interest rate paid
Qualifying cash flow hedges:			$			%
	June 8, 2017	June 20, 2022	40,000		Monthly	1.79
	July 21, 2017	July 18, 2022	CDN$36,000	(1)	Monthly	1.6825
	August 20, 2018	August 18, 2023	60,000		Monthly	2.045
Non-qualifying cash flow hedge:
	March 18, 2015	November 18, 2019	40,000	(2)	Monthly	1.61

(1)	On December 12, 2019, the interest rate swap was terminated ahead of its maturity date of July 18, 2022 and was settled in full.

(2)	On November 18, 2019, the interest rate swap agreement matured and was settled in full.
Additionally, on August 20, 2018, an interest rate swap agreement with a notional amount of $60.0 million and fixed interest rate of 1.1970% matured and was settled in full.
The interest rate swap agreements involve the exchange of periodic payments excluding the notional principal amount upon which the payments are based. If the underlying interest rate swap agreement is a qualifying cash flow hedge, these payments are recorded as an adjustment of interest expense on the hedged debt instruments and the related amount payable to or receivable from counterparties is included as an adjustment to accrued interest. Cash payments related to non-qualifying cash flow hedges are recorded as a reduction of the fair value of the corresponding interest rate swap agreement recognized in the balance sheet, which indirectly impacts the change in fair value recorded in earnings.
There is an economic relationship between the hedged item and the hedging instrument as the terms of the interest rate swap match the terms of the corresponding variable rate borrowing and it is expected that the value of the interest rate swap contracts and the value of the corresponding hedged items will systematically change in the opposite direction in response to movements in the underlying interest rates. The Company has established a hedge ratio of 1:1 for the hedging relationships as the underlying risk of the interest rate swap is identical to the hedged risk component. The main source of hedge ineffectiveness which could exist in these hedge relationships is the effect of the counterparty and the Company’s own credit risk on the fair value of the interest rate swap contracts, which is not reflected in the fair value of the hedged item attributable to the change in interest rates.
The Company elects to use the hypothetical derivative methodology to measure the ineffectiveness of its hedging relationships in a given reporting period to be recorded in earnings. Under the hypothetical derivative method, the actual interest rate swaps would be recorded at fair value on the balance sheet, and accumulated OCI would be adjusted to a balance that reflects the lesser of either the cumulative change in the fair value of the actual interest rate swaps or the cumulative change in the fair value of the hypothetical derivatives. The determination of the fair values of both the hypothetical derivative and the actual interest rate swaps will use discounted cash flows based on the relevant interest rate swap curves. The amount of ineffectiveness, if any, recorded in earnings in finance costs (income) in other expense (income), net, would be equal to the excess of the cumulative change in the fair value of the actual interest rate swaps over the cumulative change in the fair value of the hypothetical derivatives. Amounts previously included as part of OCI are transferred to earnings in the period during which the hedged item impacts net earnings.

The following table summarizes activity related interest rate swap agreements designated as hedging instruments for the years ended December 31:

	2019	2018
	$	$
(Loss)/gain from change in fair value of the interest rate swap agreements designated as hedging instruments recognized in OCI (1)	(3,416)	970
Deferred tax benefit on change in fair value of the interest rate swap agreements designated as hedging instruments recognized in OCI	359	463
Amounts reclassified from cash flow hedging reserve to earnings (2)	(503)	(531)

(1)	The hedging (loss)/gain recognized in OCI before tax is equal to the change in fair value used for measuring effectiveness. There is no ineffectiveness recognized in earnings.

(2)	Reclassification of unrealized gains from OCI as a result of discontinuation of hedge accounting for certain interest rate swap agreements.

The following table summarizes balances related to interest rate swap agreements designated as hedging instruments as of:

	December 31, 2019	December 31, 2018
	$	$
Carrying amount included in other liabilities	1,339	—
Carrying amount included in other assets	—	2,266
Cumulative (loss)/gain in cash flow hedge reserve, included in OCI, for continuing hedges	(1,070)	2,177
Cumulative gain remaining in cash flow hedge reserve, included in OCI, from hedging relationship for which hedge accounting no longer applies	—	313
As of December 31, 2019, and 2018, the impact on the Company’s finance costs in interest expense from a 1.0% increase in interest rates, assuming all other variables remained equal, would be an increase of approximately $1.2 million for both periods.
Credit Risk
Credit risk results from the possibility that a loss may occur from the failure of another party to perform according to the terms of the contract. Generally, the carrying amount reported on the Company’s consolidated balance sheet for its financial assets exposed to credit risk, net of any applicable provisions for losses, represents the maximum amount exposed to credit risk.
Financial assets that potentially subject the Company to credit risk consist primarily of cash, trade receivables and supplier rebate receivables and other receivables.
Cash
Credit risk associated with cash is substantially mitigated by ensuring that these financial assets are primarily placed with major financial institutions. The Company performs an ongoing review and evaluation of the possible changes in the status and creditworthiness of its counterparties.
Trade receivables
There was one customer as of December 31, 2019 (one customer as of December 31, 2018) with trade receivables that accounted for more than 5% of the Company’s total trade receivables. These trade receivables were current as of December 31, 2019 and 2018. The Company believes its credit risk with respect to trade receivables is limited due to the Company’s credit evaluation process, reasonably short collection terms and the creditworthiness of its customers and credit insurance. The Company regularly monitors its credit risk exposures and takes steps to mitigate the likelihood of these exposures resulting in actual losses.

The following table presents an analysis of the age of trade receivables and related balance as of:

	December 31, 2019	December 31, 2018
	$	$
Current	115,853	105,556
Past due accounts not impaired
1 – 30 days past due	13,602	17,985
31 – 60 days past due	1,604	2,983
61 – 90 days past due	956	1,658
Over 90 days past due	1,162	1,103
	17,324	23,729
Allowance for expected credit loss	909	659
Gross accounts receivable	134,086	129,944
The Company’s allowance for expected credit loss reflects expected credit losses using a provision matrix model, supplemented by an allowance for individually impaired trade receivables. The provision matrix is based on the Company’s historic credit loss experience, adjusted for any change in risk of the trade receivable population based on credit monitoring indicators, and expectations of general economic conditions that might affect the collection of trade receivables. The provision matrix applies fixed provision rates depending on the number of days that a trade receivable is past due, with higher rates applied the longer a balance is past due. Trade receivables outstanding longer than the agreed upon payment terms are considered past due. The Company determines its allowance for individually impaired trade receivables by considering a number of factors, including notices of liquidation, information provided by credit monitoring services, the length of time trade receivables are past due, the customer’s current ability to pay its obligation to the Company, the customer’s history of paying balances when they are past due, historical results and the condition of the general economy and the industry as a whole. After considering the factors above, at December 31, 2019, the Company has determined there is no significant increase or decrease in its trade receivable credit risk since their initial recognition.
The Company writes off trade receivables when they are determined to be uncollectible and any payments subsequently received on such trade receivables are credited to the allowance for expected credit loss. Amounts are written-off based on the final results of bankruptcy or liquidation proceedings, as well as consideration of local statutes of limitations and other regulations permitting or requiring the write-off of trade receivables. The trade receivables written off during the year ended December 31, 2019 are still subject to enforcement activity.
The Company’s maximum exposure to credit risk at the end of the reporting period would be the gross accounts receivable balance shown in the table above. In general, the Company does not hold collateral with respect to its trade receivables.
The following table presents a continuity summary of the Company’s allowance for expected credit loss as of and for the years ended December 31:

	2019	2018
	$	$
Balance, beginning of year	659	641
Additions	357	296
Recoveries	—	(38)
Write-offs	(104)	(226)
Foreign exchange	(3)	(14)
Balance, end of year	909	659
Supplier rebates and other receivables
Credit risk associated with supplier rebates and other receivables is limited considering the amount is not material, the Company’s large size and diversified counterparties and geography.

Liquidity Risk
Liquidity risk is the risk that the Company will not be able to meet its financial liabilities and obligations as they become due. The Company is exposed to this risk mainly through its borrowings, finance lease liabilities, accounts payable and accrued liabilities and its option liabilities. The Company finances its operations through a combination of cash flows from operations and borrowings.
The Company's liquidity risk management process serves to maintain a sufficient amount of cash and to ensure that the Company has financing sources for a sufficient authorized amount. The Company establishes budgets, cash estimates and cash management policies to ensure it has the necessary funds to fulfill its obligations for the foreseeable future.
The following maturity analysis for financial liabilities is based on the remaining contractual maturities as of the balance sheet date. The amounts disclosed reflect the contractual undiscounted cash flows categorized by their earliest contractual maturity date on which the Company can be required to pay its obligation.
The maturity analysis for financial liabilities and finance lease liabilities is as follows for the years ended:

	Non-controlling interest put options	Borrowings (1)	Interest on borrowings (1)	Lease liabilities under IFRS 16	Interest on Lease liabilities under IFRS 16	Accounts payable and accrued liabilities (2)	Total
	$	$	$	$	$	$	$
December 31, 2019
Current maturity	—	20,235	25,861	6,084	2,586	115,501	170,267
2021	—	16,399	25,295	6,057	2,218	—	49,969
2022	—	18,050	24,770	8,271	1,793	—	52,884
2023	—	164,236	20,660	5,885	1,384	—	192,165
2024	—	550	17,792	4,082	1,044	—	23,468
2025 and thereafter	13,634	250,825	31,014	14,377	3,555	—	313,405
	13,634	470,295	145,392	44,756	12,580	115,501	802,158

	Non-controlling interest put options	Borrowings (3)	Interest on Borrowings (3)	Finance lease liabilities under IAS 17	Interest on Finance lease liabilities under IAS 17	Accounts payable and accrued liabilities (2)	Total
	$	$		$		$	$
December 31, 2018
Current maturity	—	12,948	29,548	1,440	187	133,275	177,398
2020	—	13,631	29,360	686	153	—	43,830
2021	—	17,006	28,599	558	130	—	46,293
2022	—	18,780	28,005	2,861	53	—	49,699
2023	—	188,223	22,003	133	3	—	210,362
2024 and thereafter	10,499	250,826	48,806	34	—	—	310,165
	10,499	501,414	186,321	5,712	526	133,275	837,747

(1)	Excludes lease liabilities under IFRS 16

(2)	Excludes employee benefits and taxes payable

(3)	Excludes finance lease liabilities under IAS 17
As of December 31, 2019, the Company had $7.0 million of cash and $399.0 million of loan availability (composed of committed funding of $394.3 million and uncommitted funding of $4.7 million), yielding total cash and loan availability of $406.0 million compared to total cash and loan availability of $393.9 million as of December 31, 2018.

Price Risk
The Company’s price risk arises from changes in its raw material prices. A significant portion of the Company’s major raw materials are by-products of crude oil and natural gas and as such, prices are significantly influenced by the fluctuating underlying energy markets. The Company’s objectives in managing its price risk are threefold: (i) to protect its financial result for the period from significant fluctuations in raw material costs, (ii) to anticipate, to the extent possible, and plan for significant changes in the raw material markets, and (iii) to ensure sufficient availability of raw material required to meet the Company’s manufacturing requirements. In order to manage its exposure to price risks, the Company closely monitors current and anticipated changes in market prices and develops pre-buying strategies and patterns and seeks to adjust its selling prices when market conditions permit. Historical results indicate management’s ability to rapidly identify fluctuations in raw material prices and, to the extent possible, incorporate such fluctuations in the Company’s selling prices.
As of December 31, 2019, all other parameters being equal, a hypothetical increase of 10% in the cost of raw materials, with no corresponding sales price adjustments, would result in an increase in cost of sales of $56.2 million ($53.6 million in 2018). A similar decrease of 10% will have the opposite impact.
Capital Management
The Company manages its capital to safeguard the Company’s ability to continue as a going concern, provide sufficient liquidity and flexibility to meet strategic objectives and growth and provide adequate return to its shareholders, while taking into consideration financial leverage and financial risk.
The capital structure of the Company consists of cash, borrowings and equity. A summary of the Company’s capital structure is as follows for the years ended:

	December 31, 2019	December 31, 2018
	$	$
Cash	7,047	18,651
Borrowings and lease liabilities	508,810	499,985
Total equity	272,228	261,428
The Company manages its capital structure in accordance with its expected business growth, operational objectives and underlying industry, market and economic conditions. Consequently, the Company will determine, from time to time, its capital requirements and will accordingly develop a plan to be presented and approved by its Board of Directors. The plan may include the repurchase of common shares, the issuance of shares, the payment of dividends and the issuance of new debt or the refinancing of existing debt.
25 - POST REPORTING EVENTS
Adjusting Events
No adjusting events have occurred between the reporting date of these consolidated financial statements and the date of authorization.
Non-Adjusting Events
No significant non-adjusting events have occurred between the reporting date of these consolidated financial statements and the date of authorization with the exception of the items discussed below.
On March 12, 2020, the Company declared a cash dividend of $0.1475 per common share payable on March 31, 2020 to shareholders of record at the close of business on March 23, 2020. The estimated amount of this dividend payment is $8.7 million based on 59,009,685 shares of the Company’s common shares issued and outstanding as of March 12, 2020.
On February 11, 2020 the Company acquired substantially all of the operating assets of Nortech Packaging LLC and Custom Assembly Solutions, Inc. (together "Nortech") for an aggregate purchase price of approximately $36.5 million, subject to certain post-closing adjustments and potential earn-out consideration of up to $12 million contingent upon certain future performance measures of the acquired assets to be determined following the two-year anniversary of the acquisition date. The former owners of Nortech have in escrow $4.7 million related to customary representations, warranties and covenants in the Nortech purchase agreement which contains customary indemnification provisions. The Company funded the acquisition with funds available under the Company's 2018 Credit Facility.

Nortech manufactures, assembles and services automated packaging machines under the Nortech Packaging and Tishma Technologies brands. The custom-infeed and robotic solutions for packaging applications that the Company acquired from Nortech are designed for cartoning, case-packing, case-erecting, pouch-packaging and palletizing. Based in the greater Chicago, Illinois area, Nortech services customers worldwide across major industries including food, pharmaceutical, e-commerce, confections, personal care and cosmetics, and beverage. The acquisition expands the Company’s product bundle into technologies that the Company believes are increasingly critical to automation in packaging. Automation system design and service are key capabilities in growing markets like e-commerce. With an installed fleet of more than 400 machines, the acquisition provides the Company with opportunities to supply its consumable products such as tapes, films and protective packaging to the existing fleet, as well as deploy system-selling for new customers combining machines with such ongoing consumables. The acquisition adds engineering automation and integrated robotic design talent to the Company’s existing engineering and design teams. The Company expects these new capabilities will allow it to service customers experiencing growth pressures that require a customized automation solution.
The transaction will be accounted for using the acquisition method of accounting, and the Company expects a significant part of the purchase price to be allocated to goodwill and intangible assets. The Company also expects a significant portion of the goodwill to be deductible for income tax purposes. Management is not yet able to provide a full breakout of the purchase price allocation due to the timing of the acquisition and to expected post-closing working capital adjustments.